Tractebel Energia

suez

RECEIVED

2005 MAR 21 A 9:31

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Florianópolis, March 10th, 2005.

CE DF-0006/2005


05006591

Mr. Paul Dudek
Office Chief
U.S. Securities & Exchange Commission
450 Fifty Street N. W., Mail Stop 3 - 2
Washington, D.C. 20549 USA

SUPPL

Re.: Tractebel Energia S.A.
Exemption: Nº 82-4760

Gentleman,

We are enclosing copies of the translation of the 59th (Fifty ninth) minutes of Tractebel Energia S.A. Board of Directors Meeting, Annual Financial Report 2004, announcement to shareholders and relevant fact issued by Tractebel Energia's, which were prepared in accordance with the rules of CVM, the Brazilian Securities and Exchange Commission. We submit this information to you in order to maintain their exemption, pursuant to rule 12g3-2(b), under the Securities Exchange Act of 1934.

Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it in the enclosed self-addressed envelope.

Sincerely,

Marc Verstraete
Financial and Investor Relations Director

PROCESSED
MAR 22 2005
THOMSON FINANCIAL

cc.: Arianna Ferreira-Foley
The Bank of New York

Tractebel Energia S.A. - Rua Antônio Dib Mussi 366-Centro-Florianópolis SC-CEP 88015-110-Tel: (48)221 7000 Fax: (48)221 7001

TRACTEBEL ENERGIA S.A.

Rua Antônio Dib Mussi 366 - CEP 88015-110 - Centro - Florianópolis – SC
LISTED COMPANY – CNPJ 02.474.103/0001-19

RELEVANT FACT

We are announcing to the Shareholders and to the market as a whole that the Board of Directors of Tractebel Energia S.A., in a meeting held on 07.03.2005, using the competence that confers the Bylaws of the Company, decided to submit to the Extraordinary Shareholders Meeting, which will be opportunely convoked, the Shares Grouping in the following terms:

a) grouping all shares that represent the Capital Stock of the Company at proportion of 1,000 (one thousand) shares for (one) share of the same kind and class, as well as the relation of shares by ADR - American Depositary Receipt, that will be 5 (five) shares per 1 (one) ADR.

b) to the shareholder that holds less than 1,000 (one thousand) shares before the shares grouping it will be assured the right to continue as shareholder of the Company. After the approval of shares grouping by the Extraordinary Shareholders Meeting all shareholders that hold common and preferred shares in number that are not multiple of 1,000 (one thousand) shares will be able to adjust their shareholder position for a period of 30 (thirty) days, to be divulged through Announcement to Shareholders.

c) after the adjustment term, the eventual fraction of shares still withheld by shareholders will be sold at BOVESPA auction, and the respective amounts shall be credited at the bank accounts of the fractions owners that are with registers updated at Banco Itaú S.A. To the ones that do not have updated registers the sale amount will be kept at their disposal at the Company for 5 (five) years long.

d) the shares grouping will be valid from the date mentioned at the Announcement to Shareholders, when then the shares will be negotiated only by their unit quotation.

e) concomitantly with this operation in Brazil, it will be changed the list of shares by ADR at American Market, passing to be 5 (five) shares per 1 (one) ADR.

f) changing the Company's Bylaws, aiming to adequate the new proportion established by the shares grouping.

The shares grouping will not imply in change of the Capital Stock amount and it has as objective to uniform the unit quotation of shares at international and national market, improving the conditions for higher liquidness of shares at stock exchanges, reducing costs to keep and process the shareholders base and to provide improvements at shareholders attending.

Florianópolis, March 7th, 2005
Marc Verstraete
Financial and Investors Relationship Director

Tractebel Energia

SUEZ

Tractebel Energia S.A.

Rua Antônio Dib Mussi 366 - CEP 88015-110 - Centro - Florianópolis – SC

LISTED COMPANY – CNPJ 02.474.103/0001-19

ANNOUNCEMENT TO SHAREHOLDERS

We are announcing to the Shareholders of Tractebel Energia S.A. and to the market as a whole that the documents referred at the article No. 133 from Law No. 6,404, dated December 15th, 1976, with alterations introduced by Law No. 10,303, dated October 31st, 2001, related to the fiscal year ended on December 31st, 2004, are at your disposal at Company's Headquarters, located at Rua Antônio Dib Mussi No. 366, Centro, Florianópolis (SC). The referred documents are also available in the Company's website, at the www.tractebelenergia.com.br electronic address.

Florianópolis, March 7th, 2005
Marc Verstraete
Financial and Investors Relationship Director

CNPJ/MF - 02.474.103/0001-19

MINUTES OF THE 59th (FIFTY NINETH) BOARD OF DIRECTORS MEETING OF TRACTEBEL ENERGIA S.A.

On March 7th, 2005, at 02:00 p.m., at Company's Headquarters, Rua Antônio Dib Mussi, No. 366, Centro, Florianópolis, Santa Catarina State, the members of the Board of Directors of Tractebel Energia S.A. assembled after regular convocation: Counselors Mr. Maurício Stolle Bähr, Mr. Manoel Arlindo Zaroni Torres, Mr. Victor-Frank de Paula Rosa Paranhos and Mr. Luiz Antônio Barbosa, representing the majority of its members. The Board of Directors Chairman, counselor Mr. Maurício Stolle Bähr presided the meeting and proposed me, José Moacir Schmidt, as Meeting's Secretary, which was accepted by the other members. Greeting the presents, the President put in discussion the subjects of Agenda, included in the CA-001/2005 convocation, dated February 25th, 2005, which were the following: **Item 1** – Management Report and Financial Statements related to 2004; **Item 2** - Net profit destination and the dividends distribution; **Item 3** – Budget of equity for profits retaining; **Item 4** – Technical Feasibility Study developed aiming to meet CVM Instruction No. 371, dated 27.06.2002; **Item 5** - Employees participation on profits or results related to the 2004 fiscal year; **Item 6** – Administrators global remuneration for 2005; **Item 7** – Grouping of shares that represent the Company's Capital Stock; **Item 8** - Convoking the Extraordinary and Ordinary Shareholders Meetings; **Item 9** - General Matters. After discussion of the subjects, the Chairman put into vote the items of the Agenda, having the Counselors deliberated the following: **DELIBERATIONS**: **Item 1** – Approved, by unanimity, the Management Report and the Financial Statements related to the fiscal year ended on December 31st, 2004, that will be filed at the Company, as per DD-245-0001, of 04/03/2005, followed by the opinions of External Auditors and of the Tax Council, by understanding of the Counselors that it represents appropriately the figures and results of the Company in the period; **Item 2** - Approved, by unanimity, the proposal of Net Profit of this Fiscal Year Destination and the dividends distribution, to be submitted to the Ordinary Shareholders Meeting, according to Financial Statements approved in the prior item, for the following amounts: **a)** Legal Reserve – BRL 38,759,608.36; **b)** Dividends Distribution and Interest on Equity Distribution – BRL 590,032,558.88, composed as follows: **(i)** Interest on Equity, net from Income Tax, credited during the 2004 fiscal year (Board of Directors Meeting dated 09.12.2004), for the total amount of BRL 216,750,000.00; **(ii)** Complementary dividends – BRL 335,032,558.88, corresponding to BRL 0.513269 per lot of one thousand A and B classes preferred shares, and per lot of one thousand common shares; **(iii)** Withholding Income Tax over Interest on Equity credited in 2004 – BRL 38,250,000.00; and **c)** Reserve of profit retention, based on capital budget, in amount of BRL 146,400,000.00; **Item 3** – Approved, **by unanimity**, the Capital Budget, which considers the Investment Program in amount of BRL 262,716,000.00, as per DD-245-0004, dated 04/03/2005; **Item 4** – Approved, **by unanimity**, as per DD-245-0002, dated 04/03/2005, the Technical Study of Feasibility for Recognition of Accounting Record of Deferred Fiscal Asset on December 31st, 2004, performed to meet the CVM Instruction No. 371, dated 27/06/2002, examined and approved by Company's Tax Council, according to the opinion issued on this date; **Item 5** – It was approved by the Company the amount of BRL 6,600,000.00, as per DD-245-0005, dated 04/03/2005, for payment to the employees of Profits and Results Participation – PLR related to the 2004 fiscal year. As per solicitation of the counselor Luiz Antonio Barbosa, it was approved the amount up to BRL R$ 7,800,000.00,

to be distributed according to the criteria defined in the Company's Remuneration System and Labor Collective Agreement; **Item 6** – Approved, **by unanimity**, the amounts related to the personal remuneration of Company's Administrators for the year 2005, according to the table that will be filed in the Company, which global amount shall be submitted to General Meeting approval, being proper, additionally, to the Company, when is the case, the expenses of INSS, FGTS, Health Insurance, Private Social Welfare, medical protection and dwelling, being understood that it will not have accumulation of values in case of having post accumulation for a same person; **Item 7** – Approved, **by unanimity**, as per DD-245-0003, dated 04/03/2005, proposal of leading to the Extraordinary General Meeting of grouping the Company's Shares, with the aim to standardize the parameters of negotiation adopted by São Paulo Stock Exchange - BOVESPA, which is orienting the Listed Company to adopt the unit quotation of its shares, and no more the quotation in lots of thousand shares, making a grouping of shares representative of Company's Stock Capital, on following terms: **a)** grouping the totality of shares representative of Company's Stock Capital in proportion of 1,000 (thousand) shares for 1 (one) share of the same kind and class, as well as the relation of shares by ADR - American Depositary Receipt, which will be of 5 (five) shares for 1 (one) ADR, and **b)** to the shareholder that holds less than 1,000 (thousand) shares before grouping, it will be assured the right to remain as shareholder of the Company. After the grouping approval, by the Extraordinary General Meeting to be opportunely convoked, the shareholders with fragmented parts will be able to adjust their sharing position according to the conditions that will be published through the Announcements to Shareholders, to be published by the Company. Therefore, propose the alteration of caput of 5th article of Company's Bylaws, suggesting the following redaction: *"Art. 5th – The Company's Stock Capital subscribed is of BRL 2,445,766,091.90 (two billion, four hundred and forty five million, seven hundred and sixty six thousand, ninety one reais and ninety cents) divided in 652,742,192 (six hundred and fifty two million, seven hundred and forty two thousand, one hundred and ninety two) shares, being 464,052,075 (four hundred and sixty four million, fifty two thousand, seventy five) nominal common shares, 75,069 (seventy five thousand, sixty nine) nominal preferred shares of A class and 188,615,048 (one hundred and eighty eight million, six hundred and fifteen thousand, forty eight) nominal preferred shares of B class, all without nominal value".* **Item 8** – Approved, **by unanimity,** the convocation of Ordinary and Extraordinary General Meetings to deliberate about the subjects who are of their competence. **Item 9** – Approved, **by unanimity**, the leading to the Extraordinary General Meeting-AGE, the proposal of Company's Social Bylaws adequation. Putting the words to the disposition of the present Counselors, there was no manifestation, which lead the Chairman to end the meeting, asking to be drawn up the present Minutes by me, Secretary, which after being read and thought accordingly, was signed by the present members of Board of Directors, including the Chairman and me. Florianópolis/SC, May 7th, 2005.

Maurício Stolle Bähr
Chairman

Manoel Arlindo Zaroni Torres
Counselor

Victor-Frank de Paula Rosa Paranhos
Counselor

Luiz Antônio Barbosa
Counselor

José Moacir Schmidt
Secretary

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

4 - NIRE
42300024384

01.02 - SEDE

1 - ENDEREÇO COMPLETO	2 - BAIRRO OU DISTRITO
RUA ANTÔNIO DIB MUSSI, Nº 366	CENTRO

3 - CEP	4 - MUNICÍPIO	5 - UF
88015-110	FLORIANÓPOLIS	SC

6 - DDD	7 - TELEFONE	8 - TELEFONE	9 - TELEFONE	10 - TELEX
048	221-7016	-	-	
11 - DDD	**12 - FAX**	**13 - FAX**	**14 - FAX**	
048	221-7015	-	-	

15 - E-MAIL
mantuano@tractebelenergia.com.br

01.03 - DIRETOR DE RELAÇÕES COM INVESTIDORES (Endereço para Correspondência com a Companhia)

1 - NOME
MARC JACQUES ZELIE VERSTRAETE

2 - ENDEREÇO COMPLETO	3 - BAIRRO OU DISTRITO
RUA: ANTÔNIO DIB MUSSI, Nº 366	CENTRO

4 - CEP	5 - MUNICÍPIO	6 - UF
88015-110	FLORIANÓPOLIS	SC

7 - DDD	8 - TELEFONE	9 - TELEFONE	10 - TELEFONE	11 - TELEX
048	221-7060	-	-	
12 - DDD	**13 - FAX**	**14 - FAX**	**15 - FAX**	
048	221-7002	-	-	

16 - E-MAIL
marc@tractebelenergia.com.br

01.04 - REFERÊNCIA / AUDITOR

EXERCÍCIO	1 - DATA DE INÍCIO DO EXERCÍCIO SOCIAL	2 - DATA DE TÉRMINO DO EXERCÍCIO SOCIAL
1 - Último	01/01/2004	31/12/2004
2 - Penúltimo	01/01/2003	31/12/2003
3 - Antepenúltimo	01/01/2002	31/12/2002

4 - NOME/RAZÃO SOCIAL DO AUDITOR	5 - CÓDIGO CVM
TREVISAN AUDITORES INDEPENDENTES	00210-0
6 - NOME DO RESPONSÁVEL TÉCNICO	**7 - CPF DO RESP. TÉCNICO**
PAULO RICARDO PINTO ALANIZ	369.375.330-04

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

01.05 - COMPOSIÇÃO DO CAPITAL SOCIAL

Número de Ações (Mil)	1 31/12/2004	2 31/12/2003	3 31/12/2002
Do Capital Integralizado			
1 - Ordinárias	464.052.075	464.052.075	464.052.075
2 - Preferenciais	188.690.118	188.690.118	188.690.118
3 - Total	652.742.193	652.742.193	652.742.193
Em Tesouraria			
4 - Ordinárias	0	0	0
5 - Preferenciais	0	0	0
6 - Total	0	0	0

01.06 - CARACTERÍSTICAS DA EMPRESA

1 - TIPO DE EMPRESA
Empresa Comercial, Industrial e Outras
2 - TIPO DE SITUAÇÃO
Operacional
3 - NATUREZA DO CONTROLE ACIONÁRIO
Privada Nacional
4 - CÓDIGO ATIVIDADE
112 - Energia elétrica
5 - ATIVIDADE PRINCIPAL
GERAÇÃO E COMERCIALIZAÇÃO DE ENERGIA ELÉTRICA
6 - TIPO DE CONSOLIDADO
Total

01.07 - SOCIEDADES NÃO INCLUÍDAS NAS DEMONSTRAÇÕES FINANCEIRAS CONSOLIDADAS

1 - ÍTEM	2 - CNPJ	3 - DENOMINAÇÃO SOCIAL

01.08 - PROVENTOS EM DINHEIRO

1 - ÍTEM	2 - EVENTO	3 - APROVAÇÃO	4 - PROVENTO	5 - INÍCIO PGTO.	6 - TIPO AÇÃO	7 - VALOR DO PROVENTO P/ AÇÃO
01	RCA	09/12/2004	Juros Sobre Capital Próprio		PNA	0,4655890000
02	RCA	09/12/2004	Juros Sobre Capital Próprio		PNB	0,3906510000
03	RCA	09/12/2004	Juros Sobre Capital Próprio		ON	0,3906510000
04	PROPOSTA		Dividendo		PNA	0,5132690000
05	PROPOSTA		Dividendo		PNB	0,5132690000
06	PROPOSTA		Dividendo		ON	0,5132690000

01.09 - DIRETOR DE RELAÇÕES COM INVESTIDORES

1 - DATA	2 - ASSINATURA
07/03/2005	

Marc Verstraete
Diretor Financeiro e de
Relações com Investidores

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

02.01 - BALANÇO PATRIMONIAL ATIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 31/12/2004	4 - 31/12/2003	5 - 31/12/2002
1	Ativo Total	5.132.553	5.003.124	5.597.913
1.01	Ativo Circulante	1.061.028	900.542	1.403.694
1.01.01	Disponibilidades	4.648	5.768	173.012
1.01.01.01	Numerário Disponível	4.648	5.768	162.333
1.01.01.02	Aplicações no Mercado Aberto	0	0	10.679
1.01.02	Créditos	803.419	683.118	938.779
1.01.02.01	Títulos e Valores Mobiliários	526.878	295.624	168.877
1.01.02.02	(-) Provisão para perdas em aplic. finan	(11.896)	0	0
1.01.02.03	Recursos Vinculados a Pgto de Obrigações	0	27.203	0
1.01.02.04	Consumidores,Concess. e Permissionarias	401.629	390.965	769.902
1.01.02.05	(-) Provisão p/Créditos de Liq. Duvidosa	(130.816)	(142.949)	0
1.01.02.06	Dividendos a Receber de Controladas	8.113	52.778	0
1.01.02.07	Adiantamento a Fornecedores	9.511	59.497	0
1.01.03	Estoques	13.061	13.347	8.169
1.01.04	Outros	239.900	198.309	283.734
1.01.04.01	Créd. da Cta. Cons. Combustível-CCC/CDE	35.538	23.766	27.300
1.01.04.02	Alienações,Serv. Curso e Disp.Reembolsar	8.764	11.362	19.458
1.01.04.03	Tributos e Contrib. Sociais a Recuperar	104.170	21.202	63.879
1.01.04.04	(-) Provisão p/perdas na recup.créd.ICMS	(32.977)	0	0
1.01.04.05	Ativo Fiscal Diferido	94.344	114.154	145.590
1.01.04.06	Despesas Pagas Antecipadamente	4.262	9.306	15.058
1.01.04.07	Outros	25.799	18.519	12.449
1.02	Ativo Realizável a Longo Prazo	308.728	280.050	288.989
1.02.01	Créditos Diversos	308.245	279.567	281.785
1.02.01.01	Concessionárias e Permissionárias	14.920	23.246	30.670
1.02.01.02	Devedores Diversos	16.572	0	0
1.02.01.03	Adiantamento a Fornecedores	0	4.600	0
1.02.01.04	Títulos e Valores Mobiliários	35.550	0	0
1.02.01.05	Tributos e Contrib.Sociais a Recuperar	4.720	29.579	7.476
1.02.01.06	Depósitos Judiciais	26.048	23.195	24.526
1.02.01.07	Cauções e Depósitos Vinculados	0	7.356	0
1.02.01.08	Alienação de bens e direitos	29.303	0	0
1.02.01.09	Ativo Fiscal Diferido	181.132	191.591	219.113
1.02.02	Créditos com Pessoas Ligadas	0	0	0
1.02.02.01	Com Coligadas	0	0	0
1.02.02.02	Com Controladas	0	0	0
1.02.02.03	Com Outras Pessoas Ligadas	0	0	0
1.02.03	Outros	483	483	7.204
1.02.03.01	Despesas Pagas Antecipadamente	0	0	4.417
1.02.03.02	Outros	483	483	2.787
1.03	Ativo Permanente	3.762.797	3.822.532	3.905.230
1.03.01	Investimentos	684.639	563.102	482.517
1.03.01.01	Participações em Coligadas	0	0	0
1.03.01.02	Participações em Controladas	682.523	561.236	478.859
1.03.01.03	Outros Investimentos	2.116	1.866	3.658

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

02.01 - BALANÇO PATRIMONIAL ATIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -31/12/2004	4 -31/12/2003	5 -31/12/2002
1.03.01.03.01	Bens Direitos p/Uso Fut.e Dest.Alienação	1.742	1.742	1.762
1.03.01.03.02	Outros	374	124	1.896
1.03.02	Imobilizado	3.078.158	3.258.874	3.421.360
1.03.03	Diferido	0	556	1.353

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

02.02 - BALANÇO PATRIMONIAL PASSIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 31/12/2004	4 - 31/12/2003	5 - 31/12/2002
2	Passivo Total	5.132.553	5.003.124	5.597.913
2.01	Passivo Circulante	1.129.494	956.045	1.025.987
2.01.01	Empréstimos e Financiamentos	196.195	188.892	428.012
2.01.01.01	Principal	189.382	181.085	407.248
2.01.01.02	Encargos	6.813	7.807	20.764
2.01.02	Debêntures	0	0	0
2.01.03	Fornecedores	139.589	108.238	184.491
2.01.04	Impostos, Taxas e Contribuições	67.428	13.000	13.337
2.01.04.01	Tributos e Contrib.Sociais Correntes	66.449	11.693	10.585
2.01.04.02	Tributos e Contrib.Sociais Parcelados	979	1.307	2.752
2.01.05	Dividendos a Pagar	553.045	441.203	0
2.01.05.01	Dividendos Propo.Juros s/Capital Próprio	553.045	441.203	0
2.01.06	Provisões	36.466	96.810	161.925
2.01.06.01	Contingências	0	13.010	16.573
2.01.06.02	Obrigações Estimadas	36.466	83.800	145.352
2.01.07	Dívidas com Pessoas Ligadas	0	0	0
2.01.08	Outros	136.771	107.902	238.222
2.01.08.01	Particip.Empregados Lucros ou Resultados	0	207	2.526
2.01.08.02	Compensação Financ.p/Utiliz.Rec.Hídricos	12.437	6.488	10.529
2.01.08.03	Benefícios Pós-Emprego	51.619	43.722	44.326
2.01.08.04	Passivo Fiscal Diferido	39.616	48.603	170.518
2.01.08.05	Operações com derivativos	18.984	0	0
2.01.08.06	Outros	14.115	8.882	10.323
2.02	Passivo Exigível a Longo Prazo	1.216.103	1.445.283	1.811.627
2.02.01	Empréstimos e Financiamentos	886.901	1.128.340	1.439.779
2.02.01.01	Principal	886.901	1.128.340	1.439.779
2.02.02	Debêntures	0	0	0
2.02.03	Provisões	123.678	106.153	151.606
2.02.03.01	Contingências	108.419	83.476	134.306
2.02.03.02	Obrigações Estimadas	15.259	22.677	17.300
2.02.04	Dívidas com Pessoas Ligadas	0	0	0
2.02.05	Outros	205.524	210.790	220.242
2.02.05.01	Tributos e Contrib. Sociais Parcelados	7.016	7.738	9.415
2.02.05.02	Benefícios Pós-Emprego	198.508	200.379	208.827
2.02.05.03	Outros	0	2.673	2.000
2.03	Resultados de Exercícios Futuros	0	0	0
2.05	Patrimônio Líquido	2.786.956	2.601.796	2.760.299
2.05.01	Capital Social Realizado	2.445.766	2.445.766	2.445.766
2.05.02	Reservas de Capital	91.695	91.695	91.695
2.05.03	Reservas de Reavaliação	0	0	0
2.05.03.01	Ativos Próprios	0	0	0
2.05.03.02	Controladas/Coligadas	0	0	0
2.05.04	Reservas de Lucro	249.495	64.335	222.838
2.05.04.01	Legal	102.252	63.492	37.635
2.05.04.02	Estatutária	0	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

02.02 - BALANÇO PATRIMONIAL PASSIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -31/12/2004	4 -31/12/2003	5 -31/12/2002
2.05.04.03	Para Contingências	0	0	0
2.05.04.04	De Lucros a Realizar	0	0	0
2.05.04.05	Retenção de Lucros	147.243	843	185.203
2.05.04.06	Especial p/ Dividendos Não Distribuídos	0	0	0
2.05.04.07	Outras Reservas de Lucro	0	0	0
2.05.05	Lucros/Prejuízos Acumulados	0	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/2004 a 31/12/2004	4 - 01/01/2003 a 31/12/2003	5 - 01/01/2002 a 31/12/2002
3.01	Receita Bruta de Vendas e/ou Serviços	2.580.454	1.886.057	1.419.781
3.01.01	Fornecimento de Energia Elétrica	304.198	165.543	32.157
3.01.02	Suprimento de Energia Elétrica	1.966.691	1.475.762	1.156.112
3.01.03	Subvenção Combustível - CCC/CDE	286.194	226.856	216.294
3.01.04	Serviço Prestado	12.139	10.724	8.154
3.01.05	Venda de Cinzas	10.393	6.746	4.382
3.01.06	Outras	839	426	2.682
3.02	Deduções da Receita Bruta	(185.005)	(103.993)	(56.368)
3.02.01	Imposto e Contribuições sobre a Receita	(178.676)	(98.736)	(52.738)
3.02.02	Venda de Cinzas Líq. de Impostos-CCC/CDE	(6.329)	(5.257)	(3.630)
3.03	Receita Líquida de Vendas e/ou Serviços	2.395.449	1.782.064	1.363.413
3.04	Custo de Bens e/ou Serviços Vendidos	(1.303.225)	(1.079.725)	(944.216)
3.04.01	Pessoal	(74.611)	(56.551)	(46.875)
3.04.02	Material	(16.132)	(9.012)	(8.230)
3.04.03	Serviço de Terceiro	(34.671)	(28.514)	(25.563)
3.04.04	Combustível p/Prod.Ener.Elética-CCC/CDE	(275.502)	(223.129)	(216.294)
3.04.05	Combustível p/Prod.Ener.Elética-s/Subv.	(134.666)	(77.346)	(57.293)
3.04.06	Energia Elétrica Comprada para Revenda	(579.341)	(504.573)	(258.643)
3.04.07	Compensação Financ.p/Utiliz.Rec.Hídricos	(47.049)	(36.263)	(36.768)
3.04.08	Depreciação / Amortização	(173.367)	(159.229)	(157.108)
3.04.09	Uso de Bem Público - UBP	(4.831)	(14.539)	(15.884)
3.04.10	Constituição/Rev. Provisões Operacionais	53.872	50.127	(108.249)
3.04.11	Seguros	(8.112)	(14.039)	(11.104)
3.04.12	Outras	(8.815)	(6.657)	(2.205)
3.05	Resultado Bruto	1.092.224	702.339	419.197
3.06	Despesas/Receitas Operacionais	(261.738)	(97.263)	(742.092)
3.06.01	Com Vendas	(105.076)	(191.144)	(16.559)
3.06.01.01	Encargos de Uso da Rede Elétrica	(106.636)	(38.603)	(7.627)
3.06.01.02	Provisão p/Créditos de Liq. Duvidosa	(14.300)	(142.949)	0
3.06.01.03	Reversão de Provisão p/Créd.Liq.Duvidosa	26.433	0	0
3.06.01.04	Outras	(10.573)	(9.592)	(8.932)
3.06.02	Gerais e Administrativas	(180.463)	(28.766)	(90.450)
3.06.02.01	Pessoal	(32.827)	(27.036)	(21.202)
3.06.02.02	Material	(674)	(587)	(460)
3.06.02.03	Serviço de Terceiro	(23.215)	(19.215)	(16.323)
3.06.02.04	Depreciação / Amortização	(1.660)	(1.492)	(1.482)
3.06.02.05	Constituição/Rev. Provisões Operacionais	(64.891)	72.162	(654)
3.06.02.06	Previdência Privada - SB 40	(23.435)	(24.993)	(25.428)
3.06.02.07	Indenização Trabalhista	(2.940)	(3.398)	(8.376)
3.06.02.08	Taxa de Fiscalização	(5.863)	(4.974)	(4.878)
3.06.02.09	Contribuição e Doação	(2.727)	(2.374)	(3.372)
3.06.02.10	Amortização de ágio na particip.empresas	(6.746)	(6.746)	(2.288)
3.06.02.11	Outras	(15.485)	(10.113)	(5.987)
3.06.03	Financeiras	(58.593)	20.912	(583.600)
3.06.03.01	Receitas Financeiras	56.911	70.202	22.928

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -01/01/2004 a 31/12/2004	4 -01/01/2003 a 31/12/2003	5 -01/01/2002 a 31/12/2002
3.06.03.01.01	Rendas de Aplicações Financeiras	33.671	53.322	20.763
3.06.03.01.02	Variação Monetária	3.890	3.889	1.350
3.06.03.01.03	Outras	19.350	12.991	815
3.06.03.02	Despesas Financeiras	(115.504)	(49.290)	(606.528)
3.06.03.02.01	Encargos de Dívidas	(90.293)	(134.274)	(130.856)
3.06.03.02.02	Encargos/Reversão Enc. s/Prov.Operac.	(1.773)	(7.470)	(8.128)
3.06.03.02.03	Encargos s/Obrig.Contratadas- Fund. ELOS	(6.999)	(7.266)	(6.808)
3.06.03.02.04	Variação Monetária s/Empr.Financiamentos	42.084	143.289	(439.232)
3.06.03.02.05	Var.Monet. s/Prov./Rev.Provisões Operac.	4.753	(6.922)	(3.310)
3.06.03.02.06	Var. Monet. s/Obrig. Contr. - Fund. ELOS	(5.691)	(12.437)	(11.485)
3.06.03.02.07	Variação Monetária - Outras	(9.785)	(2.282)	(2.997)
3.06.03.02.08	Prov.p/perdas em aplic. financeiras	(11.896)	0	0
3.06.03.02.09	Perdas c/Swap de tx de câmbio/juros	(19.554)	0	0
3.06.03.02.10	Outras	(16.350)	(21.928)	(3.712)
3.06.04	Outras Receitas Operacionais	0	0	0
3.06.05	Outras Despesas Operacionais	0	0	0
3.06.06	Resultado da Equivalência Patrimonial	82.394	101.735	(51.483)
3.07	Resultado Operacional	830.486	605.076	(322.895)
3.08	Resultado Não Operacional	(3.017)	2.569	(2.748)
3.08.01	Receitas	29.199	285	72
3.08.02	Despesas	(32.216)	2.284	(2.820)
3.09	Resultado Antes Tributação/Participações	827.469	607.645	(325.643)
3.10	Provisão para IR e Contribuição Social	(30.995)	(153.448)	(19.176)
3.10.01	Contribuição Social	(10.910)	(39.609)	(5.748)
3.10.02	Imposto de Renda	(20.085)	(113.839)	(13.428)
3.11	IR Diferido	(21.282)	62.957	161.298
3.11.01	Contribuição Social	(33.265)	13.888	43.931
3.11.02	Imposto de Renda	11.983	49.069	117.367
3.12	Participações/Contribuições Estatutárias	0	0	0
3.12.01	Participações	0	0	0
3.12.02	Contribuições	0	0	0
3.13	Reversão dos Juros sobre Capital Próprio	0	0	0
3.15	Lucro/Prejuízo do Exercício	775.192	517.154	(183.521)
	NÚMERO AÇÕES, EX-TESOURARIA (Mil)	652.742.193	652.742.193	652.742.193
	LUCRO POR AÇÃO	0,00119	0,00079	
	PREJUÍZO POR AÇÃO			(0,00028)

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

04.01 - DEMONSTRAÇÃO DAS ORIGENS E APLICAÇÕES DE RECURSOS (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/2004 a 31/12/2004	4 - 01/01/2003 a 31/12/2003	5 - 01/01/2002 a 31/12/2002
4.01	Origens	1.019.709	681.103	481.451
4.01.01	Das Operações	943.688	570.589	283.449
4.01.01.01	Lucro/Prejuízo do Exercício	775.192	517.154	(183.521)
4.01.01.02	Vls. que não repr. mov. Cap. Circulante	168.496	53.435	466.970
4.01.01.02.01	Depreciação e Amortização	175.057	182.057	158.615
4.01.01.02.02	Juros de Longo Prazo	(5.931)	9.384	(25.662)
4.01.01.02.03	Variação Monetária de Longo Prazo	(31.205)	(116.641)	418.430
4.01.01.02.04	Resultado de Equivalência Patrimonial	(82.394)	(101.735)	51.483
4.01.01.02.05	Amortização de Ágio	6.746	6.746	2.288
4.01.01.02.06	Provisão(Reversão) de L. Prazo, Líquida	72.656	(46.137)	5.452
4.01.01.02.07	Imposto de Renda e CSLL Diferidos	30.550	121.649	(168.460)
4.01.01.02.08	Ressarc. Parcial Custo Energia Livre-MAE	0	397	22.076
4.01.01.02.09	Resultado na Baixa Bens do Imobilizado	3.017	(2.285)	2.748
4.01.02	Dos Acionistas	0	0	0
4.01.03	De Terceiros	76.021	110.514	198.002
4.01.03.01	Ingressos de Novos Financ.de Longo Prazo	0	0	45.057
4.01.03.02	Financiamento Aquisição de Energia	0	4.646	0
4.01.03.03	Dividendos Prop.a Receber de Controlada	8.113	52.778	0
4.01.03.04	Adiantamento de Clientes	0	14	0
4.01.03.05	Crédito de PIS/COFINS s/Deprec. Amortiz.	1.131	999	0
4.01.03.06	Realizáveis L.Prazo Transf.p/Circulante	37.587	51.814	152.873
4.01.03.07	Vendas de Bens e Direitos	29.190	0	0
4.01.03.08	Outras	0	263	72
4.02	Aplicações	1.032.672	1.114.313	357.601
4.02.01	No Realizável a Longo Prazo	92.351	160.472	9.523
4.02.02	Em Investimentos	1.224	38.394	49.583
4.02.03	Na Aquis.Imob. e Aplicação no Diferido	29.926	17.212	94.438
4.02.04	Em Enc.Efeit.Inflac.C.Prazo Apropr.Imob.	0	0	3.617
4.02.05	Em Crédito de PIS s/ Desp. Financ. L. P.	0	2.071	0
4.02.06	Em Dividendos Intermediários	0	184.360	0
4.02.07	Em Dividendos Propostos	590.032	491.297	0
4.02.08	Em Exigíveis L.Prazo Transf.p/Circulante	266.361	220.507	200.440
4.02.09	Reversão de divid.p/Reserv.Ret.de Lucros	52.778	0	0
4.03	Acréscimo/Decréscimo no Cap. Circulante	(12.963)	(433.210)	123.850
4.04	Variação do Ativo Circulante	160.486	(503.152)	347.896
4.04.01	Ativo Circulante no Início do Exercício	900.542	1.403.694	1.055.798
4.04.02	Ativo Circulante no Final do Exercício	1.061.028	900.542	1.403.694
4.05	Variação do Passivo Circulante	173.449	(69.942)	224.046
4.05.01	Passivo Circulante no Início Exercício	956.045	1.025.987	801.941
4.05.02	Passivo Circulante no Final do Exercício	1.129.494	956.045	1.025.987

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

05.01 - DEMONSTRAÇÃO DAS MUTAÇÕES DO PATRIMÔNIO LÍQUIDO DE 01/01/2004 A 31/12/2004 (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - CAPITAL SOCIAL	4 - RESERVAS DE CAPITAL	5 - RESERVAS DE REAVALIAÇÃO	6 - RESERVAS DE LUCRO	7 - LUCROS/PREJUÍZOS ACUMULADOS	8 - TOTAL PATRIMÔNIO LÍQUIDO
5.01	Saldo Inicial	2.445.766	91.695	0	64.335	0	2.601.796
5.02	Ajustes de Exercícios Anteriores	0	0	0	0	0	0
5.03	Aumento/Redução do Capital Social	0	0	0	0	0	0
5.04	Realização de Reservas	0	0	0	0	0	0
5.05	Ações em Tesouraria	0	0	0	0	0	0
5.06	Lucro/Prejuízo do Exercício	0	0	0	0	775.192	775.192
5.07	Destinações	0	0	0	185.160	(775.192)	(590.032)
5.07.01	Reserval Legal	0	0	0	38.760	(38.760)	0
5.07.02	Reserva de Retenção de Lucros	0	0	0	146.400	(146.400)	0
5.07.03	Dividendos /Juros s/Capital Próprio	0	0	0	0	(590.032)	(590.032)
5.08	Outros	0	0	0	0	0	0
5.09	Saldo Final	2.445.766	91.695	0	249.495	0	2.786.956

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

05.02 - DEMONSTRAÇÃO DAS MUTAÇÕES DO PATRIMÔNIO LÍQUIDO DE 01/01/2003 A 31/12/2003 (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - CAPITAL SOCIAL	4 - RESERVAS DE CAPITAL	5 - RESERVAS DE REAVALIAÇÃO	6 - RESERVAS DE LUCRO	7 - LUCROS/PREJUÍZOS ACUMULADOS	8 - TOTAL PATRIMÔNIO LÍQUIDO
5.01	Saldo Inicial	2.445.766	91.695	0	222.838	0	2.760.299
5.02	Ajustes de Exercícios Anteriores	0	0	0	0	0	0
5.03	Aumento/Redução do Capital Social	0	0	0	0	0	0
5.04	Realização de Reservas	0	0	0	(184.360)	0	(184.360)
5.04.01	Dividendos Intermediários	0	0	0	(184.360)	0	(184.360)
5.05	Ações em Tesouraria	0	0	0	0	0	0
5.06	Lucro/Prejuízo do Exercício	0	0	0	0	517.154	517.154
5.07	Destinações	0	0	0	25.857	(517.154)	(491.297)
5.07.01	Reserval Legal	0	0	0	25.857	(25.857)	0
5.07.02	Dividendos /Juros s/Capital Próprio	0	0	0	0	(491.297)	(491.297)
5.08	Outros	0	0	0	0	0	0
5.09	Saldo Final	2.445.766	91.695	0	64.335	0	2.601.796

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

05.03 - DEMONSTRAÇÃO DAS MUTAÇÕES DO PATRIMÔNIO LÍQUIDO DE 01/01/2002 A 31/12/2002 (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - CAPITAL SOCIAL	4 - RESERVAS DE CAPITAL	5 - RESERVAS DE REAVALIAÇÃO	6 - RESERVAS DE LUCRO	7 - LUCROS/PREJUÍZOS ACUMULADOS	8 - TOTAL PATRIMÔNIO LÍQUIDO
5.01	Saldo Inicial	2.445.766	91.695	0	406.359	0	2.943.820
5.02	Ajustes de Exercícios Anteriores	0	0	0	0	0	0
5.03	Aumento/Redução do Capital Social	0	0	0	0	0	0
5.04	Realização de Reservas	0	0	0	0	0	0
5.05	Ações em Tesouraria	0	0	0	0	0	0
5.06	Lucro/Prejuízo do Exercício	0	0	0	0	(183.521)	(183.521)
5.07	Destinações	0	0	0	0	0	0
5.08	Outros	0	0	0	(183.521)	183.521	0
5.09	Saldo Final	2.445.766	91.695	0	222.838	0	2.760.299

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

06.01 - BALANÇO PATRIMONIAL ATIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 31/12/2004	4 - 31/12/2003	5 - 31/12/2002
1	*Ativo Total*	6.205.152	6.132.309	6.778.396
1.01	Ativo Circulante	1.193.414	925.049	1.456.228
1.01.01	Disponibilidades	7.710	6.357	174.747
1.01.01.01	*Numerário Disponível*	7.710	6.357	164.068
1.01.01.02	Aplicações no Mercado Aberto	0	0	10.679
1.01.02	Créditos	923.773	656.022	977.450
1.01.02.01	Títulos e Valores Mobiliários	651.704	340.688	186.380
1.01.02.02	(-) Provisão p/perdas em aplic. financei	(17.427)	0	0
1.01.02.03	Recursos Vinculados a Pgto de Obrigações	0	27.203	0
1.01.02.04	Consumidores, Concess. e Permissionárias	412.272	398.625	791.070
1.01.02.05	(-) Provisão p/Créditos de Liq. Duvidosa	(131.625)	(143.720)	0
1.01.02.06	Adiantamento a Fornecedores	8.849	33.226	0
1.01.03	Estoques	13.610	13.426	8.169
1.01.04	Outros	248.321	249.244	295.862
1.01.04.01	Créditos da Cta.Cons.Combustível-CCC/CDE	35.538	23.766	27.300
1.01.04.02	Alienações,Serv.Curso e Disp.Reembolsar	8.050	10.229	18.359
1.01.04.03	Tributos e Contrib. Sociais a Recuperar	107.684	22.061	68.807
1.01.04.04	(-) Provisão p/perdas na recup.créd.ICMS	(32.977)	0	0
1.01.04.05	Ativo Fiscal Diferido	98.173	122.329	152.575
1.01.04.06	Despesas Pagas Antecipadamente	5.800	52.528	16.060
1.01.04.07	Outros	26.053	18.331	12.761
1.02	Ativo Realizável a Longo Prazo	371.741	338.470	313.706
1.02.01	Créditos Diversos	371.258	334.319	306.248
1.02.01.01	Concessionárias e Permissionárias	14.920	23.246	30.670
1.02.01.02	Devedores Diversos	16.572	0	0
1.02.01.03	Adiantamento a Fornecedores	0	2.357	0
1.02.01.04	Títulos e Valores Mobiliários	35.550	0	0
1.02.01.05	Tributos e Contrib.Sociais a Recuperar	8.684	30.381	14.993
1.02.01.06	Depósitos Judiciais	26.050	23.195	24.526
1.02.01.07	Cauções e Depósitos Vinculados	53.536	63.293	0
1.02.01.08	Alienação de Bens e Direitos	29.303	0	0
1.02.01.09	Ativo Fiscal Diferido	186.643	191.847	236.059
1.02.02	Créditos com Pessoas Ligadas	0	0	0
1.02.02.01	Com Coligadas	0	0	0
1.02.02.02	Com Controladas	0	0	0
1.02.02.03	Com Outras Pessoas Ligadas	0	0	0
1.02.03	Outros	483	4.151	7.458
1.02.03.01	Despesas Pagas Antecipadamente	0	3.668	4.417
1.02.03.02	Outros	483	483	3.041
1.03	Ativo Permanente	4.639.997	4.868.790	5.008.462
1.03.01	Investimentos	50.365	56.861	63.628
1.03.01.01	Participações em Coligadas	0	0	0
1.03.01.02	Participações em Controladas	48.249	54.995	59.970
1.03.01.03	Outros Investimentos	2.116	1.866	3.658
1.03.01.03.01	Bens Direitos p/Uso Fut.e Dest.Alienação	1.742	1.742	1.762

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

06.01 - BALANÇO PATRIMONIAL ATIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -31/12/2004	4 -31/12/2003	5 -31/12/2002
1.03.01.03.02	Outros	374	124	1.896
1.03.02	Imobilizado	4.536.430	4.748.995	4.872.512
1.03.03	Diferido	53.202	62.934	72.322

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

06.02 - BALANÇO PATRIMONIAL PASSIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 31/12/2004	4 - 31/12/2003	5 - 31/12/2002
2	Passivo Total	6.205.152	6.132.309	6.778.396
2.01	Passivo Circulante	1.233.257	1.054.409	1.122.590
2.01.01	Empréstimos e Financiamentos	277.712	258.497	507.265
2.01.01.01	Principal	265.410	245.306	479.481
2.01.01.02	Encargos	12.302	13.191	27.784
2.01.02	Debêntures	23.360	21.237	16.831
2.01.02.01	Principal	18.599	15.814	0
2.01.02.02	Encargos	4.761	5.423	16.831
2.01.03	Fornecedores	117.286	88.508	181.970
2.01.04	Impostos, Taxas e Contribuições	75.876	17.220	14.287
2.01.04.01	Tributos e Contrib. Sociais Correntes	74.897	15.913	11.535
2.01.04.02	Tributos e Contrib. Sociais Parcelados	979	1.307	2.752
2.01.05	Dividendos a Pagar	553.045	441.203	0
2.01.05.01	Dividendos Prop.Juros s/Capital Próprio	553.045	441.203	0
2.01.06	Provisões	37.271	96.888	161.964
2.01.06.01	Contingências	731	13.010	16.573
2.01.06.02	Obrigações Estimadas	36.540	83.878	145.391
2.01.07	Dívidas com Pessoas Ligadas	0	0	0
2.01.08	Outros	148.707	130.856	240.273
2.01.08.01	Partic.Empregados Lucros ou Resultados	0	207	2.526
2.01.08.02	Compensação Financ.p/Utiliz.Rec.Hídricos	13.757	8.384	11.562
2.01.08.03	Benefícios Pós-Emprego	51.619	43.722	44.326
2.01.08.04	Passivo Fiscal Diferido	39.616	48.603	170.518
2.01.08.05	Adiantamentos de Clientes	0	19.094	0
2.01.08.06	Operações com Derivativos	28.002	0	0
2.01.08.07	Outros	15.713	10.846	11.341
2.02	Passivo Exigível a Longo Prazo	2.184.939	2.476.104	2.895.507
2.02.01	Empréstimos e Financiamentos	1.539.409	1.859.455	2.251.696
2.02.01.01	Principal	1.539.409	1.859.455	2.251.696
2.02.02	Debêntures	153.619	166.100	179.041
2.02.03	Provisões	125.970	106.891	151.606
2.02.03.01	Contingências	108.637	83.889	134.306
2.02.03.02	Obrigações Estimadas	17.333	23.002	17.300
2.02.04	Dívidas com Pessoas Ligadas	0	0	0
2.02.05	Outros	365.941	343.658	313.164
2.02.05.01	Tributos e Contrib. Sociais Parcelados	7.016	7.738	9.415
2.02.05.02	Concessões a Pagar	160.417	131.232	92.922
2.02.05.03	Benefícios Pós-Emprego	198.508	200.379	208.827
2.02.05.04	Outros	0	4.309	2.000
2.03	Resultados de Exercícios Futuros	0	0	0
2.04	Participações Minoritárias	0	0	0
2.05	Patrimônio Líquido	2.786.956	2.601.796	2.760.299
2.05.01	Capital Social Realizado	2.445.766	2.445.766	2.445.766
2.05.02	Reservas de Capital	91.695	91.695	91.695
2.05.03	Reservas de Reavaliação	0	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

06.02 - BALANÇO PATRIMONIAL PASSIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -31/12/2004	4 -31/12/2003	5 -31/12/2002
2.05.03.01	Ativos Próprios	0	0	0
2.05.03.02	Controladas/Coligadas	0	0	0
2.05.04	Reservas de Lucro	249.495	64.335	222.838
2.05.04.01	Legal	102.252	63.492	37.635
2.05.04.02	Estatutária	0	0	0
2.05.04.03	Para Contingências	0	0	0
2.05.04.04	De Lucros a Realizar	0	0	0
2.05.04.05	Retenção de Lucros	147.243	843	185.203
2.05.04.06	Especial p/ Dividendos Não Distribuídos	0	0	0
2.05.04.07	Outras Reservas de Lucro	0	0	0
2.05.05	Lucros/Prejuízos Acumulados	0	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/2004 a 31/12/2004	4 - 01/01/2003 a 31/12/2003	5 - 01/01/2002 a 31/12/2002
3.01	Receita Bruta de Vendas e/ou Serviços	2.661.810	1.952.779	1.437.171
3.01.01	Fornecimento de Energia Elétrica	372.743	237.612	47.613
3.01.02	Suprimento de Energia Elétrica	1.986.055	1.476.912	1.162.351
3.01.03	Subvenção Combustível - CCC/CDE	286.194	226.856	216.294
3.01.04	Serviço Prestado	4.687	4.210	3.784
3.01.05	Venda de Cinzas	10.393	6.746	4.382
3.01.06	Outras	1.738	443	2.747
3.02	Deduções da Receita Bruta	(191.879)	(121.843)	(61.896)
3.02.01	Impostos e Contribuições Sobre a Receita	(185.550)	(116.586)	(57.702)
3.02.02	Venda de Cinzas Líq. de Impostos-CCC/CDE	(6.329)	(5.257)	(3.630)
3.02.03	Repasse Receita Energia de Antecipação	0	0	(564)
3.03	Receita Líquida de Vendas e/ou Serviços	2.469.931	1.830.936	1.375.275
3.04	Custo de Bens e/ou Serviços Vendidos	(1.101.846)	(879.585)	(866.209)
3.04.01	Pessoal	(74.763)	(56.702)	(47.083)
3.04.02	Material	(17.179)	(9.430)	(9.138)
3.04.03	Serviço de Terceiro	(40.196)	(31.462)	(26.681)
3.04.04	Combustível p/Prod.Ener.Elétrica-CCC/CDE	(275.502)	(223.129)	(216.294)
3.04.05	Combustível p/Prod.Ener.Elétrica-s/subv.	(136.933)	(77.346)	(57.293)
3.04.06	Energia Elétrica Comprada para Revenda	(302.956)	(250.858)	(146.211)
3.04.07	Compensação Financ.p/Utiliz.Rec.Hídricos	(59.182)	(46.099)	(43.810)
3.04.08	Depreciação / Amortização	(214.528)	(197.546)	(181.093)
3.04.09	Uso de Bem Público - UBP	(4.831)	(14.539)	(15.884)
3.04.10	Constituição/Rev. Provisões Operacionais	54.102	49.762	(108.249)
3.04.11	Seguros	(10.424)	(15.246)	(12.106)
3.04.12	Outras	(19.454)	(6.990)	(2.367)
3.05	Resultado Bruto	1.368.085	951.351	509.066
3.06	Despesas/Receitas Operacionais	(504.015)	(293.529)	(852.094)
3.06.01	Com Vendas	(133.412)	(215.002)	(29.164)
3.06.01.01	Encargo de Uso da Rede Elétrica	(134.899)	(61.683)	(20.216)
3.06.01.02	Provisão p/ Créditos de Liq. Duvidosa	(14.450)	(143.720)	0
3.06.01.03	Reversão de Provisão p/Créd.Liq.Duvidosa	26.545	0	0
3.06.01.04	Outras	(10.608)	(9.599)	(8.948)
3.06.02	Gerais e Administrativas	(194.047)	(42.580)	(99.825)
3.06.02.01	Pessoal	(34.574)	(28.791)	(22.123)
3.06.02.02	Material	(718)	(604)	(464)
3.06.02.03	Serviço de Terceiro	(24.930)	(21.434)	(16.837)
3.06.02.04	Depreciação / Amortização	(8.929)	(8.755)	(8.759)
3.06.02.05	Constituição/Rev. Provisões Operacionais	(64.700)	71.770	(654)
3.06.02.06	Previdência Privada - SB 40	(23.435)	(24.993)	(25.428)
3.06.02.07	Indenização Trabalhista	(2.940)	(3.398)	(8.376)
3.06.02.08	Taxa de Fiscalização	(7.138)	(6.429)	(4.878)
3.06.02.09	Contribuição e Doação	(3.948)	(2.549)	(3.372)
3.06.02.10	Amortiz.de Ágio na partic.de empresas	(6.746)	(6.746)	(2.288)
3.06.02.11	Outras	(15.989)	(10.651)	(6.646)
3.06.03	Financeiras	(176.556)	(35.693)	(723.105)

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -01/01/2004 a 31/12/2004	4 -01/01/2003 a 31/12/2003	5 -01/01/2002 a 31/12/2002
3.06.03.01	Receitas Financeiras	73.771	78.245	25.764
3.06.03.01.01	Renda de Aplicações Financeiras	52.106	64.208	23.286
3.06.03.01.02	Variação Monetária	3.890	4.139	1.352
3.06.03.01.03	Outras	17.775	9.898	1.126
3.06.03.02	Despesas Financeiras	(250.327)	(113.938)	(748.869)
3.06.03.02.01	Encargos de Dívidas/Debêntures	(188.150)	(226.536)	(193.537)
3.06.03.02.02	Encargos/Reversão Enc. s/Prov.Operac.	(1.773)	(7.470)	(8.128)
3.06.03.02.03	Encargos s/Obrig.Contratadas -Fund. ELOS	(6.999)	(7.266)	(6.808)
3.06.03.02.04	Encargos s/Concessão ANEEL	(13.431)	(10.297)	(3.807)
3.06.03.02.05	Encargos s/Adiantamentos de Clientes	(1.037)	(2.464)	0
3.06.03.02.06	Variação Monet.s/Empr.Financ./Debêntures	53.996	218.725	(512.684)
3.06.03.02.07	Var.Monet.s/Prov./Rev.Provisões Operac.	4.753	(6.922)	(3.310)
3.06.03.02.08	Var.Monet.s/Obrig.Contrat.-Fund. ELOS	(5.691)	(12.437)	(11.485)
3.06.03.02.09	Variações s/Concessão ANEEL	(17.477)	(28.128)	(451)
3.06.03.02.10	Variação Monetária - Outras	(9.845)	(4.724)	(18.246)
3.06.03.02.11	Prov.p/perdas em aplic.financeiras	(17.427)	0	0
3.06.03.02.12	Perdas c/Swap de taxa de câmbio/juros	(28.157)	0	0
3.06.03.02.13	Outras	(19.089)	(26.419)	9.587
3.06.04	Outras Receitas Operacionais	0	0	0
3.06.05	Outras Despesas Operacionais	0	0	0
3.06.06	Resultado da Equivalência Patrimonial	0	(254)	0
3.07	Resultado Operacional	864.070	657.822	(343.028)
3.08	Resultado Não Operacional	(3.035)	2.682	(2.745)
3.08.01	Receitas	29.216	406	75
3.08.02	Despesas	(32.251)	2.276	(2.820)
3.09	Resultado Antes Tributação/Participações	861.035	660.504	(345.773)
3.10	Provisão para IR e Contribuição Social	(65.470)	(190.807)	(19.176)
3.10.01	Contribuição Social	(20.201)	(49.498)	(5.748)
3.10.02	Imposto de Renda	(45.269)	(141.309)	(13.428)
3.11	IR Diferido	(20.373)	47.457	181.428
3.11.01	Contribuição Social	(33.014)	9.790	49.260
3.11.02	Imposto de Renda	12.641	37.667	132.168
3.12	Participações/Contribuições Estatutárias	0	0	0
3.12.01	Participações	0	0	0
3.12.02	Contribuições	0	0	0
3.13	Reversão dos Juros sobre Capital Próprio	0	0	0
3.14	Participações Minoritárias	0	0	0
3.15	Lucro/Prejuízo do Exercício	775.192	517.154	(183.521)
	NÚMERO AÇÕES, EX-TESOURARIA (Mil)	652.742.193	652.742.193	652.742.193
	LUCRO POR AÇÃO	0,00119	0,00079	
	PREJUÍZO POR AÇÃO			(0,00028)

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

08.01 - DEMONSTRAÇÃO DAS ORIGENS E APLICAÇÕES DE RECURSOS CONSOLIDADAS (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/2004 a 31/12/2004	4 - 01/01/2003 a 31/12/2003	5 - 01/01/2002 a 31/12/2002
4.01	Origens	1.195.872	832.746	631.646
4.01.01	Das Operações	1.087.518	705.007	312.197
4.01.01.01	Lucro/Prejuízo do Exercício	775.192	517.154	(183.521)
4.01.01.02	Vls. que não repr. mov. Cap. Circulante	312.326	187.853	495.718
4.01.01.02.01	Depreciação e Amortização	223.487	227.637	189.877
4.01.01.02.02	Juros de Longo Prazo	11.485	30.016	(18.473)
4.01.01.02.03	Variação Monetária de Longo Prazo	(32.618)	(161.212)	473.355
4.01.01.02.04	Resultado de Equivalência Patrimonial	0	254	0
4.01.01.02.05	Amortização de Ágio	6.746	6.746	2.288
4.01.01.02.06	Provisão (Reversão) de L. Prazo, Líquida	74.214	(45.420)	5.452
4.01.01.02.07	Imposto de Renda e CSLL Diferidos	25.844	131.719	(181.605)
4.01.01.02.08	Ressarc.Parcial Custo Energia Livre-MAE	0	397	22.076
4.01.01.02.09	Resultado na Baixa Bens do Imobilizado	3.168	(2.284)	2.748
4.01.02	Dos Acionistas	0	0	0
4.01.03	De Terceiros	108.354	127.739	319.449
4.01.03.01	Ingressos de Novos Financ.de Longo Prazo	13.771	49.163	165.581
4.01.03.02	Financiamento Aquisição de Energia	0	4.646	0
4.01.03.03	Adiantamento de Clientes	0	5.718	0
4.01.03.04	Crédito PIS/COFINS Deprec.e Amortização	2.060	1.496	0
4.01.03.05	Realizáveis L.Prazo Transf.p/Circulante	63.333	66.452	153.796
4.01.03.06	Vendas de Bens e Direitos	29.190	0	0
4.01.03.07	Outras	0	264	72
4.02	Aplicações	1.106.355	1.295.744	511.007
4.02.01	No Realizável a Longo Prazo	110.867	222.774	16.283
4.02.02	Em Investimentos	250	0	16
4.02.03	Na aquis.Imob. e Aplicação no Diferido	38.053	86.442	193.739
4.02.04	Em Enc.Efeit.Inflac.C.Prazo Apropr.Imob.	0	904	26.628
4.02.05	Em Dividendos Prop/Juros Capital Próprio	590.032	491.297	0
4.02.06	Em Dividendos Intermediários	0	184.360	0
4.02.07	Em Exigíveis L.Prazo Transf.p/Circulante	367.153	308.277	274.341
4.02.08	Em Crédito de PIS s/Desp. Financ L.Prazo	0	1.690	0
4.03	Acréscimo/Decréscimo no Cap. Circulante	89.517	(462.998)	120.639
4.04	Variação do Ativo Circulante	268.365	(531.179)	369.071
4.04.01	Ativo Circulante no Início do Exercício	925.049	1.456.228	1.087.157
4.04.02	Ativo Circulante no Final do Exercício	1.193.414	925.049	1.456.228
4.05	Variação do Passivo Circulante	178.848	(68.181)	248.432
4.05.01	Passivo Circulante no Início Exercício	1.054.409	1.122.590	874.158
4.05.02	Passivo Circulante no Final do Exercício	1.233.257	1.054.409	1.122.590

09.01 - PARECER DOS AUDITORES INDEPENDENTES - SEM RESSALVA

Vide após o final do parecer a continuação das notas explicativas

PARECER DOS AUDITORES INDEPENDENTES

Aos administradores e acionistas
Tractebel Energia S.A.

1 Examinamos o balanço patrimonial da Tractebel Energia S.A. individual (controladora) e consolidado, levantado em 31 de dezembro de 2004, e as respectivas demonstrações do resultado, das mutações do patrimônio líquido (controladora) e das origens e aplicações de recursos correspondentes ao exercício findo naquela data, elaborados sob a responsabilidade de sua administração. Nossa responsabilidade é a de expressar uma opinião sobre essas demonstrações contábeis. As demonstrações contábeis da controlada em conjunto Itá Energética S.A. relativas ao exercício findo em 31 de dezembro de 2004, foram examinadas por outros auditores independentes e a nossa opinião, no que diz respeito aos valores do investimento e do resultado decorrente nessa controlada, está baseada no parecer desses auditores.

2 Nosso exame foi conduzido em conformidade com as normas de auditoria aplicáveis no Brasil e compreendeu: a) o planejamento dos trabalhos, considerando a relevância dos saldos, o volume de transações e os sistemas contábil e de controles internos da Companhia; b) a constatação, com base em testes, das evidências e dos registros que suportam os valores e informações contábeis divulgados; e c) a avaliação das práticas e das estimativas contábeis mais representativas adotadas pela administração da Companhia, bem como da apresentação das demonstrações contábeis tomadas em conjunto.

3 Em nossa opinião, baseados em nossos exames e no parecer de outros auditores independentes, as demonstrações contábeis referidas no parágrafo 1 representam adequadamente, em todos os aspectos relevantes, a posição patrimonial e financeira da Tractebel Energia S.A. em 31 de dezembro de 2004, o resultado de suas operações, as mutações do seu patrimônio líquido e as origens e aplicações de seus recursos correspondentes ao exercício findo naquela data, de acordo com as práticas contábeis adotadas no Brasil.

09.01 - PARECER DOS AUDITORES INDEPENDENTES - SEM RESSALVA

4 Nosso exame foi conduzido com o objetivo de emitirmos parecer sobre as demonstrações contábeis referidas no primeiro parágrafo, tomadas em conjunto. As demonstrações do fluxo de caixa e do valor adicionado para o exercício findo em 31 de dezembro de 2004, são apresentadas com o propósito de permitir análises adicionais não sendo parte integrante das demonstrações contábeis básicas. Essas demonstrações foram submetidas aos procedimentos de auditoria descritos no segundo parágrafo e, em nossa opinião, estão adequadamente apresentadas em todos os seus aspectos relevantes em relação às demonstrações contábeis tomadas em conjunto.

5 As demonstrações contábeis, relativas ao exercício findo em 31 de dezembro de 2003, apresentadas para fins de comparabilidade, foram examinadas por outros auditores independentes, que emitiram parecer, sem ressalva e com ênfase relativa a alguns ativos operacionais do seu parque gerador, que avaliados isoladamente, pelo fluxo de caixa futuro descontado a valor presente não seriam recuperados, mas em conjunto com os demais ativos produziriam fluxo de caixa futuro positivo, datado de 23 de janeiro de 2004. As demonstrações suplementares do fluxo de caixa e do valor adicionado correspondentes ao exercício findo em 31 de dezembro de 2003 não foram examinadas por auditores independentes.

Florianópolis, 02 março de 2005.

Paulo Ricardo Pinto Alaniz
Sócio-contador
CRC RS – 42.460/S - SC
Trevisan Auditores Independentes
CRC 2SP013439/O-5 “S” SC

CONTINUAÇÃO DAS NOTAS EXPLICATIVAS, EM VIRTUDE DA LIMITAÇÃO DE ESPAÇO NO QUADRO 11.01

NOTA 11 – EMPRÉSTIMOS E FINANCIAMENTOS

As principais informações a respeito dos empréstimos e financiamentos em moedas estrangeira e nacional são as seguintes:

a) Composição:

	Controladora					
	2004			2003		
	Principal e encargos			Principal e encargos		
	Circulante	Longo prazo	Total	Circulante	Longo prazo	Total
Moeda Estrangeira						
Secretaria do Tesouro Nacional	104.561	414.074	518.635	103.309	560.165	663.474
Instituições financeiras	14.251	183.892	198.143	15.519	202.294	217.813
	118.812	**597.966**	**716.778**	**118.828**	**762.459**	**881.287**
Moeda Nacional						
ELETROBRÁS	66.406	247.802	314.208	60.111	314.208	374.319
Instituições financeiras	10.977	41.133	52.110	9.953	51.673	61.626
	77.383	**288.935**	**366.318**	**70.064**	**365.881**	**435.945**
	196.195	**886.901**	**1.083.096**	**188.892**	**1.128.340**	**1.317.232**

09.01 - PARECER DOS AUDITORES INDEPENDENTES - SEM RESSALVA

	Consolidado					
	2004			2003		
	Principal e encargos			Principal e encargos		
	Circulante	Longo prazo	Total	Circulante	Longo prazo	Total
Moeda Estrangeira						
Secretaria do Tesouro Nacional	104.561	414.074	518.635	103.309	560.165	663.474
Instituições financeiras	48.857	491.788	540.645	44.958	571.211	616.169
	153.418	**905.862**	**1.059.280**	**148.267**	**1.131.376**	**1.279.643**
Moeda Nacional						
ELETROBRÁS	66.406	247.802	314.208	60.111	314.208	374.319
Instituições financeiras	57.888	385.745	443.633	50.119	413.871	463.990
	124.294	**633.547**	**757.841**	**110.230**	**728.079**	**838.309**
	277.712	**1.539.409**	**1.817.121**	**258.497**	**1.859.455**	**2.117.952**

b) Mutação dos empréstimos e financiamentos:

	Controladora		Consolidado	
	Circulante	Longo prazo	Circulante	Longo prazo
Saldo em 31.12.2002	**428.012**	**1.439.779**	**507.265**	**2.251.696**
Ingressos	-	-	-	49.163
Transferências	176.440	(176.440)	239.980	(239.980)
Encargos gerados	136.377	1.258	199.328	7.345
Variações monetárias geradas	(10.625)	(134.892)	(21.134)	(207.404)
Remuneração de garantias depositadas	-	(1.365)	-	(1.365)
Amortizações	(541.312)	-	(666.942)	-
Saldo em 31.12.2003	**188.892**	**1.128.340**	**258.497**	**1.859.455**
Ingressos	-	-	-	13.771
Transferências	196.526	(196.526)	275.964	(275.964)
Encargos gerados	101.577	-	173.497	5.498
Variações monetárias geradas	(6.473)	(34.753)	(8.737)	(53.191)
Remuneração de garantias depositadas	-	(10.160)	-	(10.160)
Amortizações	(284.327)	-	(421.509)	-
Saldo em 31.12.2004	**196.195**	**886.901**	**277.712**	**1.539.409**

09.01 - PARECER DOS AUDITORES INDEPENDENTES - SEM RESSALVA

c) Composição por tipo de moeda estrangeira e indexadores nacionais:

	Controladora					
	2004			2003		
	Moeda mil	**Reais**	**%**	**Moeda mil**	**Reais**	**%**
Moeda estrangeira						
Dólar Americano – USD	166.735	442.580	40,86	178.803	516.597	39,22
Libra Esterlina – GBP	11.474	58.814	5,43	16.306	84.506	6,41
Euro – EUR	59.507	215.384	19,89	76.750	280.184	21,27
		716.778	**66,18**		**881.287**	**66,90**
Moeda nacional						
IVRRJR (baseado na UFIR)	-	314.208	29,01	-	374.319	28,42
Não indexado	-	52.110	4,81	-	61.626	4,68
		366.318	**33,82**		**435.945**	**33,10**
		1.083.096	**100,00**		**1.317.232**	**100,00**

	Consolidado					
	2004			2003		
	Moeda mil	**Reais**	**%**	**Moeda mil**	**Reais**	**%**
Moeda estrangeira						
Dólar Americano – USD	295.767	785.082	43,20	316.681	914.953	43,20
Libra Esterlina – GBP	11.474	58.814	3,24	16.306	84.506	3,99
Euro – EUR	59.507	215.384	11,85	76.750	280.184	13,23
		1.059.280	**58,29**		**1.279.643**	**60,42**
Moeda nacional						
IVRRJR (baseado na UFIR)		314.208	17,29	-	374.319	17,67
URTJLP		391.523	21,55	-	402.364	19,00
Não indexado		52.110	2,87	-	61.626	2,91
		757.841	**41,71**		**838.309**	**39,58**
		1.817.121	**100,00**		**2.117.952**	**100,00**

09.01 - PARECER DOS AUDITORES INDEPENDENTES - SEM RESSALVA

d) Variação das moedas estrangeiras e indexadores:

	%	
Moeda – indexador	**2004**	**2003**
Dólar Americano – USD	(8,13)	(18,23)
Libra Esterlina – GBP	(1,09)	(8,98)
Euro – EUR	(0,85)	(1,37)
ICF (baseado no IGP-DI)	-	1,98
URTJLP	3,66	12,82

e) Vencimentos dos empréstimos, financiamentos e encargos a longo prazo:

	Controladora		**Consolidado**	
	2004	**2003**	**2004**	**2003**
2005	-	194.896	-	270.620
2006	200.792	205.489	289.044	294.020
2007	282.687	287.625	370.297	375.457
2008	69.852	73.284	156.534	160.106
2009	63.573	66.390	145.224	147.736
2010	57.972	60.106	139.052	141.402
De 2011 até 2024	212.025	240.550	439.258	470.114
	886.901	**1.128.340**	**1.539.409**	**1.859.455**

f) Os empréstimos e financiamentos estão sujeitos a encargos a taxas fixas e flutuantes, assim distribuídas:

Na controladora

Mercado interno

Taxas fixas de 11,90% a 12,00% a.a. (Em 2003, 11,90% a 12,00% a.a.)
Taxas flutuantes: 18,18% a.a. (Em 2003, 18,49% a.a.)

Mercado externo

Taxas fixas de 6,00% a 8,49% a.a. (Em 2003, de 6,00% a 8,49% a.a.)
Taxas flutuantes de 2,77% a 9,29% a.a. (Em 2003, de 1,73% a 9,95% a.a.)

No consolidado

Mercado interno

Taxas fixas de 11,90% a 12,00% a.a. (Em 2003, de 11,90% a 12,00% a.a.)
Taxas flutuantes: 12,00% a 18,18% a.a. (Em 2003, 13,25% a 18,49% a.a.)

Mercado externo

Taxas fixas de 6,00% a 10,43% a.a. (Em 2003, de 6,00% a 8,49% a.a.)
Taxas flutuantes de 2,77% a 9,29% a.a. (Em 2003, de 1,73% a 9,95% a.a.)

NOTA 12 - DEBÊNTURES

a) Companhia Energética Meridional – CEM

Em 19 de maio de 1999, a controlada assinou com o Banco Nacional de Desenvolvimento Econômico e Social – BNDES, Contrato de Subscrição e Integralização de Debêntures, tendo sido subscritas e integralizadas, no período de maio a dezembro de 1999, o montante de 7.773 debêntures, cujo saldo atualizado até 31.12.2004 é de R$ 98.107, sendo R$ 10.008 no passivo circulante e R$ 88.099 no exigível a longo prazo (até 31.12.2003, R$ 101.536, R$ 9.146 no passivo circulante e R$ 92.390 no exigível a longo prazo).

As debêntures são remuneradas com base na TJLP mais 4% a.a., com pagamento dos juros semestralmente, no período de 01.10.1999 até 01.04.2013.

O montante correspondente à parcela da TJLP que exceder 6% a.a. será capitalizado, incorporando-se ao valor nominal das debêntures.

A amortização do valor nominal das debêntures teve início em 01.10.2003 com vencimento final em 01.04.2013, e ocorre semestralmente com base em programação de amortização crescente que varia de 3,0625%, na primeira amortização, a 7,5737% na última parcela, com vencimento em 01.04.2013.

b) Itá Energética S.A. – ITASA

Em 7 de março de 2001, a controlada em conjunto emitiu duas séries de 8.400 debêntures não conversíveis cada uma, para colocação pública, no valor total de R$ 168.000, integralizados em 23 de março de 2001. O saldo atualizado em 31.12.2004, nas demonstrações financeiras consolidadas, é de R$ 78.872, sendo R$ 13.352 no passivo circulante e R$ 65.520 no exigível a longo prazo (até 31.12.2003, R$ 85.801, R$ 12.091 no passivo circulante e R$ 73.710 no exigível a longo prazo).

Os juros sobre as debêntures são pagos anualmente, sendo os da 1ª série a partir de 1° de dezembro de 2001 e os da 2° série a partir de 1° de junho de 2002 e são calculados conforme abaixo:

1ª série: de 01.12.2001 a 01.12.2003 – IGP-M + 11,2% a.a.
de 02.12.2003 a 01.12.2013 – IGP-M + 9,4% a.a.
2ª série: de 01.06.2002 a 01.06.2004 – IGP-M + 11,2% a.a.
de 02.06.2004 a 01.06.2013 – IGP-M + 9,4% a.a.

A amortização do valor nominal das debêntures será efetuada em parcelas anuais, sendo que a da 1ª série terá início em 1° de dezembro de 2004, com vencimento final em 1° de dezembro de 2013 e a da 2ª série, a partir de 1° de junho de 2004, com vencimento final em 1° de junho de 2013.

09.01 - PARECER DOS AUDITORES INDEPENDENTES - SEM RESSALVA

NOTA 13 – OBRIGAÇÕES ESTIMADAS

	Controladora			
	2004			2003
	Circulante	Longo prazo	Total	Total
Provisões trabalhistas	8.542	-	8.542	7.668
Provisão para grandes manutenções	15.921	14.653	30.574	23.184
Provisão bônus gerencial	4.000	-	4.000	3.500
Provisão participação nos lucros ou resultados	6.500	-	6.500	8.500
Provisão para aquisição de energia elétrica	1.467	-	1.467	62.731
Outras	36	606	642	894
	36.466	15.259	51.725	106.477

As provisões trabalhistas referem-se às estimativas de 13° salário, férias, gratificação de férias e os respectivos encargos sociais.

Buscando mensurar adequadamente os resultados dos exercícios sociais futuros, a Companhia adota o registro de provisões para grandes manutenções do parque gerador, com base em plano executivo para preservação das condições de operação das usinas.

A provisão para aquisição de energia elétrica refere-se à parcela de responsabilidade da Companhia, em virtude da exposição da ITASA no MAE no período de junho de 2001 a fevereiro de 2002, por decorrência do Despacho ANEEL n° 288/2002. Os valores decorrentes dessa exposição foram reconhecidos pela ITASA na rubrica "despesas antecipadas" e vinham sendo amortizados concomitantemente com a realização das receitas provenientes do reajuste extraordinário de preço da energia contratada pelos seus acionistas, concedido para manter o equilíbrio econômico-financeiro dos respectivos contratos de compra e venda de energia elétrica entre as partes. Os aditivos contratuais firmados para este fim tinham vigência até 31.01.2005.

Contudo, estudos desenvolvidos pela Administração da ITASA indicaram que os reajustes extraordinários faturados contra os sócios, até junho de 2004, foram suficientes para garantir o equilíbrio econômico-financeiro dos contratos acima mencionados. Desta forma, em 21.06.2004, foi firmado novo termo aditivo ao Contrato de Compra e Venda de Energia Elétrica, antecipando o término da vigência do reajuste extraordinário temporário, relativamente ao contrato de 167 MW, de 31.01.2005 para 30.06.2004. Como conseqüência, a Companhia procedeu à reversão da provisão existente para este fim, no valor de R$ 23.777.

O reajuste extraordinário decorrente do aditivo ao contrato de 61 MW, firmado com a ITASA, continuará vigendo até seu vencimento, definido para 31.01.2005 (ver Nota 23).

09.01 - PARECER DOS AUDITORES INDEPENDENTES - SEM RESSALVA

O balanço patrimonial consolidado inclui o valor de R$ 74, referente a provisões trabalhistas reconhecidas nas demonstrações financeiras da ITASA (R$ 38 em 2003) e o valor de R$ 135, referente à provisão para manutenção programada da Usina Hidrelétrica Cana Brava, registrado na CEM (R$ 365 em 2003).

NOTA 14 – PROVISÕES PARA CONTINGÊNCIAS

A companhia possui notificações fiscais e cíveis que estão sendo impugnadas administrativamente, bem como processos judiciais que tramitam em diversas instâncias, que na avaliação dos consultores jurídicos se revestem de riscos prováveis. Todos esses processos estão provisionados por valores julgados suficientes para cobertura das contingências, conforme abaixo:

	Controladora			
	2004		2003	
	Provisão	Depósitos judiciais	Provisão	Depósitos judiciais
Trabalhistas				
Vínculo empregatício e reintegração	19.182	11.824	18.642	12.405
Periculosidade	974	491	904	388
Horas extras	698	281	716	274
Equiparação salarial e enquadramento funcional	689	179	852	293
Horas in itinere	820	190	1.478	188
Outras	2.062	2.408	2.853	2.141
	24.425	15.373	25.445	15.689
Cíveis				
Fornecedores	31.020	-	25.734	-
Atingidos pela UHE Itá	1.720	-	7.327	-
Danos emergentes e lucros cessantes	967	-	1.649	-
Doença ocupacional e acidente do trabalho	18.419	-	18.160	-
Outras	2.436	-	1.648	-
	54.562	-	54.518	-
Fiscais				
Contribuição Social	11.066	5.034	9.540	4.477
INSS	18.366	5.641	6.983	3.029
	29.432	10.675	16.523	7.506
	108.419	26.048	96.486	23.195

O balanço patrimonial consolidado inclui o valor de R$ 2.888, referente a provisões para contingências cíveis reconhecidas nas demonstrações financeiras das controladas, sendo R$ 218 da CEM (R$ 413 em 2003) e R$ 2.670, da ITASA.

09.01 - PARECER DOS AUDITORES INDEPENDENTES - SEM RESSALVA

A Companhia é parte em processos judiciais que na avaliação dos consultores jurídicos, baseada em experiências com naturezas semelhantes, não apresentam risco provável e, portanto, não foram reconhecidos nas demonstrações financeiras. Os valores envolvidos estão abaixo discriminados:

	2004			2003		
	Risco possível	Risco remoto	Total	Risco possível	Risco remoto	Total
Trabalhistas	9.261	11.269	20.530	7.215	9.568	16.783
Cíveis	3.618	16.352	19.970	10.482	1.468	11.950
	12.879	27.621	40.500	17.697	11.036	28.733

NOTA 15 – CONCESSÕES A PAGAR

A controlada Companhia Energética Meridional – CEM pagará à União pela outorga da concessão para exploração do potencial de energia hidráulica do aproveitamento hidrelétrico Cana Brava, os valores abaixo indicados, em parcelas mensais equivalentes a 1/12 (um doze avos) dos respectivos valores de pagamento anual, com atualização baseada na variação anual do Índice Geral de Preços – Mercado – IGP-M:

Ano	Início de pagamento	Valor anual	Valor total
1°	-	1	1
2° ao 6°	-	-	-
7° ao 25°	30.08.2004	680	12.920
26° ao 35°	30.08.2023	61.280	612.800
			625.721

O fluxo de pagamento acima está previsto na Cláusula Sexta do Contrato de Concessão. Buscando refletir adequadamente, no patrimônio, a outorga onerosa da concessão e a respectiva obrigação perante a União, a CEM registrou o seu valor no ativo intangível em contrapartida com os passivos circulante e exigível a longo prazo.

Considerando que os valores contratuais estão a preços futuros, a CEM procedeu ao seu ajuste a valor presente com base na taxa de desconto de 10% a.a., prevista no Edital de Concorrência n° 04/97 para a licitação da referida concessão. Até a entrada em operação comercial da usina Cana Brava, a atualização do passivo em função da taxa de desconto e da variação do IGP-M foi capitalizada no ativo intangível e, a partir daí, reconhecida diretamente no resultado.

O saldo desta obrigação, atualizado até 31.12.2004, é de R$ 161.889, sendo R$ 1.472 no passivo circulante e R$ 160.417 no exigível a longo prazo (até 31.12.2003, R$ 131.347, sendo R$ 115 no passivo circulante e R$ 131.232 no exigível a longo prazo).

09.01 - PARECER DOS AUDITORES INDEPENDENTES - SEM RESSALVA

O total devido a longo prazo tem seus vencimentos assim programados:

	31.12.2004	31.12.2003
2005	-	1.350
2006	1.506	1.350
2007	1.506	1.350
2008	1.506	1.350
2009	1.506	1.350
2010	1.506	1.350
De 2011 até 2023	152.887	123.132
	160.417	131.232

NOTA 16 – BENEFÍCIOS PÓS-EMPREGO

Os passivos atuariais da Companhia são determinados por atuário independente, com base no Método da Unidade de Crédito Projetada.

Os benefícios pós-emprego mantidos pela Companhia são os seguintes:

a) Plano de Benefícios de Previdência Complementar

A Companhia, através da PREVIG – Sociedade de Previdência Complementar, mantém Plano de Benefícios de Previdência Complementar para seus empregados.

A PREVIG é uma entidade fechada de previdência complementar, pessoa jurídica de direito privado, de fins não lucrativos, patrocinada exclusivamente pela Tractebel Energia.

O Plano de Benefícios administrado pela PREVIG é do tipo *Benefício Definido*, com regime financeiro de capitalização para os benefícios de aposentadoria e pensão e repartição simples para os auxílios, a seguir especificados:

- Complementação de aposentadoria por tempo de serviço;
- Complementação de aposentadoria por invalidez;
- Complementação de aposentadoria por idade;
- Complementação de aposentadoria especial e de ex-combatente;
- Complementação de pensão;
- Complementação de auxílio reclusão; e
- Auxílio funeral.

O benefício inicial de complementação de aposentadoria consiste, basicamente, na diferença entre a média aritmética dos 36 últimos salários reais de contribuição do empregado ao Plano, atualizados, mês a mês, pelos mesmos índices adotados pela Previdência Social, e o valor hipotético do benefício de aposentadoria da Previdência Social, calculado com a aplicação das regras que vigoravam antes da entrada em vigor da Lei nº 9.876, de 26.11.1999. Após sua concessão, a complementação de benefício é reajustada anualmente com base na variação do INPC.

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O custeio do Plano de Benefícios é coberto por contribuições dos participantes e da patrocinadora. A contribuição da Companhia corresponde a duas vezes a contribuição de seus empregados. Adicionalmente, a Companhia contribui com 1,7825% da folha de salários (percentual ajustado mensalmente por um fator determinado em função da oscilação do número de empregados participantes do Plano) para fins de amortização de reservas relativas a tempo de serviço passado por ela reconhecido, reavaliadas atuarialmente, cujo compromisso encerra-se em dezembro de 2023. O valor dessas contribuições no exercício de 2004 foi de R$ 7.300 (R$ 7.246 em 2003).

Anteriormente à constituição da PREVIG, o plano de benefícios era administrado pela Fundação Eletrosul de Previdência e Assistência Social – ELOS, patrocinada pela Companhia e por outra empresa, sem solidariedade entre as patrocinadoras.

Em outubro de 2002, a Secretaria de Previdência Complemenar aprovou a rescisão do Convêncio de Adesão com a ELOS e a total transferência de gerenciamento do plano de benefícios para a PREVIG, através do Ofício nº 1.755/SPC/GAB/COA.

Apesar da rescisão do Convênio de Adesão, o Plano de Benefícios composto pelos participantes que entraram em gozo de benefícios até 23.12.1997, data da cisão da ELETROSUL, bem como pelos participantes que optaram pelo Benefício Proporcional Diferido até aquela data, continua sob a responsabilidade da Companhia.

Enquanto perdurar esta situação, a Companhia é responsável pelo custeio de 57% do valor das despesas administrativas da ELOS (a parcela restante, de 43%, é custeada pelo Plano de Benefícios da outra patrocinadora desta fundação) e pelo custeio de 100% do valor das despesas administrativas da PREVIG. Ambas as despesas são limitadas em 15% do total das respectivas receitas previdenciais e o valor de responsabilidade da Companhia do exercício de 2004 foi de R$ 3.577 (R$ 2.702 em 2003).

As partes continuam buscando alternativas àquela aprovada pela SPC para regularizar a situação que se apresenta até o momento.

Além do plano de benefícios retro descrito, a PREVIG passou a administrar outro, do tipo *Contribuição Definida*, encerrando o do tipo *Benefício Definido* para novas inscrições em 05.10.2004, data da aprovação do novo plano, comunicada pela Secretaria de Previdência Complementar –SPC através do Ofício nº 1998 DAJUR/SPC.

Nessa mesma data, a Companhia firmou Convênio de Adesão com a Previg passando a oferecer o plano de *Contribuição Definida* aos seus empregados e dando início ao processo de migração prevista no seu regulamento. A efetiva inscrição de participantes no plano de Contribuição Definida teve início a partir de janeiro em 2005.

b) Gratificação por Confidencialidade

Consiste no pagamento de uma remuneração ao empregado da carreira gerencial, por ocasião do término do seu vínculo empregatício.

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A conciliação dos passivos decorrentes de benefícios pós-emprego, reconhecidos nas demonstrações financeiras da Companhia é a seguinte:

	2004		2003	
	Plano de Aposenta-doria	**Gratificação Confiden-cialidade**	**Plano de Aposenta-doria**	**Gratificação Confiden-cialidade**
Valor presente das obrigações atuariais total ou parcialmente cobertas	1.102.860	-	1.085.789	-
Valor justo do ativo	(695.397)	-	(642.113)	-
Valor presente das obrigações atuariais totalmente descobertas	-	1.143	-	1.075
Subtotal	407.463	1.143	443.676	1.075
Valor líquido das perdas atuariais não reconhecidas no balanço	(158.295)	(184)	(200.369)	(281)
Passivo reconhecido no balanço	**249.168**	**959**	**243.307**	**794**

O valor das perdas atuariais excedente a 10% do valor presente das obrigações atuariais será amortizado anualmente, de forma linear, pelo período de, aproximadamente, 11 anos, que corresponde ao tempo médio remanescente de trabalho estimado para os empregados participantes do plano.

Parte do passivo atuarial reconhecido no balanço, decorrente de "benefícios pós-emprego", está coberta por obrigações contratadas/reconhecidas através de instrumento de confissão de dívida e de termo de acordo, firmado pela Companhia. A composição do passivo nas demonstrações financeiras é a seguinte:

	2004			2003
	Circulante	**Longo prazo**	**Total**	**Total**
Obrigações contratadas/reconhecidas				
Contrato de confissão de dívidas passadas, incluindo o financiamento de despesas administrativas	21.187	76.439	97.626	103.104
Cobertura dos custos relativos à conversão de aposentadoria especial em aposentadoria por tempo de serviço (SB-40) e contribuições extraordinárias	30.432	10.785	41.217	62.975
Passivo atuarial não contratado	-	111.284	111.284	78.022
	51.619	**198.508**	**250.127**	**244.101**

09.01 - PARECER DOS AUDITORES INDEPENDENTES - SEM RESSALVA

A movimentação do passivo atuarial, reconhecida no balanço patrimonial do exercício de 2004, está resumida a seguir:

	Plano de Aposentadoria	Gratificação de Confidencialidade	Total
Passivo em 31.12.2002	**252.420**	**733**	**253.153**
Despesas do exercício de 2003	39.075	147	39.222
Contribuições reais da Cia. no ano de 2003	(48.188)	-	(48.188)
Benefícios pagos pela Cia. no ano de 2003	-	(86)	(86)
Passivo em 31.12.2003	**243.307**	**794**	**244.101**
Despesas do exercício de 2004	57.062	186	57.248
Contribuições reais da Cia. no ano de 2004	(51.201)		(51.201)
Benefícios pagos pela Cia. no ano de 2004	-	(21)	(21)
Passivo em 31.12.2004	**249.168**	**959**	**250.127**

Os valores a serem reconhecidos no resultado do exercício de 2005 são os seguintes:

	Plano de Aposentadoria	Gratificação de Confidencialidade	Total
Custo do serviço corrente	16.502	60	16.562
Custo dos juros	130.620	122	130.742
Rendimento esperado do ativo do plano	(86.184)	-	(86.184)
Amortização de perdas atuariais	4.278	6	4.284
Contribuição dos empregados	(3.828)	-	(3.828)
Total	**61.388**	**188**	**61.576**

As premissas atuariais utilizadas na avaliação dos benefícios estão descritas a seguir:

Hipóteses Econômicas (nominais)

Taxa de desconto - 12,25% a. a.
Taxa de retorno esperado dos ativos - 12,50% a. a.
Crescimento salarial futuro
- Participante ativo - 8% a. a.
- Participante autopatrocinado - 6,00% a. a.

Crescimento dos benefícios da previdência social - 6,00% a. a.
Crescimento dos benefícios do Plano patrocinado pela Companhia - 6,00% a. a.
Inflação - 6,00% a. a.
Fator de capacidade
- Salários - 100%
- Benefícios - 100%

Hipóteses Demográficas

Tábua de Mortalidade (ativos) - GAM 1983, com ajuste de idade de -1
Tábua de Mortalidade de Inválidos - IAPB 57
Tábua de Entrada em Invalidez - TASA27
Tábua de Rotatividade - T-1 Experience
Idade de Aposentadoria - Primeira data em que completam todas as carências
% de participantes ativos casados na data da aposentadoria - 90,00%
Diferença de idade entre participante e cônjuge - Esposas são 4 anos mais jovens que maridos

Outras Hipóteses

% de participantes com direito à conversão de aposentadoria especial em aposentadoria por tempo de serviço (SB-40), que optarão pela conversão - 100%
Fator de conversão do SB40 - 140%

NOTA 17 – PASSIVO FISCAL DIFERIDO

Encontram-se registrados nesta rubrica o imposto de renda e a contribuição social sobre o lucro líquido, no valor de R$ 39.616 (R$ 48.603 em 2003), calculados sobre a provisão de venda de energia elétrica no âmbito do MAE, no valor de R$ 116.516 (R$ 142.949 em 2003), correspondente ao período de setembro de 2000 a setembro de 2002. Considerando que o valor da receita está sendo contestado judicialmente por agentes que discordam da interpretação adotada pelo MAE na aplicação de determinadas regras de contabilização, segundo o disposto no Despacho ANEEL nº. 288, de 16.05.2002, eventual êxito dos agentes impetrantes caracterizará a inexistência da receita e do respectivo ativo, razão pela qual a mesma está sendo tratada como provisão e considerada diferença temporária para fins fiscais.

NOTA 18 – PATRIMÔNIO LÍQUIDO

a) Capital social autorizado

A Companhia está autorizada a aumentar o seu capital social até o limite de R$ 4.500.000, independentemente de reforma estatutária.

b) Capital social e dividendos

O capital social da Companhia, em 31 de dezembro de 2004, é de R$ 2.445.766, e está representado por 652.742.193.511 ações, sendo 464.052.075.236 ações ordinárias, 75.069.876 ações preferenciais da classe A e 188.615.048.399 ações preferenciais da classe B, todas sem valor nominal. O valor patrimonial da ação por lote de mil, em 31 de dezembro de 2004 é de R$ 4,27 (R$ 3,99 em 31.12.2003).

09.01 - PARECER DOS AUDITORES INDEPENDENTES - SEM RESSALVA

As ações preferenciais não garantem direito a voto e não são conversíveis em ações ordinárias. Essas ações têm prioridade na distribuição de dividendos, à razão de 8%, no caso das ações classe "A" e de 6%, para as de classe "B", calculados sobre o capital social das respectivas classes de ações, dividendos esses a serem entre elas rateados igualmente. Para ambas as classes de ações, o dividendo será calculado à razão de 3% do valor do patrimônio líquido a elas correspondente, caso tais dividendos sejam maiores que os calculados com base nas taxas retro mencionadas.

O quadro societário da Companhia, em 31.12.2004, está assim constituído:

	% do Capital			
Acionistas	**ON**	**PNA**	**PNB**	**Total**
Tractebel EGI South America Ltda.	80,40	31,82	73,16	78,30
Banco Clássico S.A.	10,51	-	8,75	10,00
BNDES Participações S.A. – BNDESPAR	3,66	-	10,43	5,62
União Federal	2,68	-	-	1,90
Banco Nordeste do Brasil S.A.	0,53	-	-	0,38
Caixa de Previd. dos Funcionários do Banco do Brasil	0,52	-	-	0,37
Outros	1,70	68,18	7,66	3,43
	100,00	100,00	100,00	100,00

	Controladora	
	2004	**2003**
Composição das reservas:		
Reserva de Capital		
Remuneração de bens e direitos constituídos com capital próprio	91.695	91.695
Reservas de Lucros		
Reserva legal	102.252	63.492
Reserva de retenção de lucros	147.243	843
	249.495	64.335

A Administração da Companhia, com base em orçamento de capital a ser submetido à Assembléia Geral Ordinária, está propondo a constituição de reserva de retenção de lucros no valor de R$ 146.400, sem prejuízo à distribuição de dividendos.

09.01 - PARECER DOS AUDITORES INDEPENDENTES - SEM RESSALVA

NOTA 19 – DIVIDENDOS PROPOSTOS

Em 09.12.2004, o Conselho de Administração da Companhia aprovou crédito de juros sobre o capital próprio, em conformidade com a Lei nº 9.249/95 e Deliberação CVM nº 207/96, no valor de R$ 255.000, correspondentes a R$ 0,465589 por lote de mil ações Preferenciais Classe A, R$ 0,390651 por lote de mil ações Preferenciais Classe B e Ordinárias. Conforme Aviso aos Acionistas publicado em 10.12.2004, as ações da Companhia passaram a ser negociadas ex-juros sobre o capital próprio a partir de 15.12.2004 e o valor dos juros será pago em data a ser posteriormente definida e comunicada através de Aviso aos Acionistas;

O valor acima mencionado, líquido do imposto de renda retido na fonte, está sendo imputado aos dividendos referentes ao exercício de 2004.

Os juros sobre o capital próprio foram registrados em despesas financeiras e revertidos nessa mesma rubrica e não estão sendo apresentados na demonstração do resultado do exercício, em virtude dos mesmos não produzirem efeitos no lucro operacional, mas tão-somente nas linhas do imposto de renda e da contribuição social.

Os dividendos mínimos obrigatórios correspondem a 25% do lucro líquido ajustado nos termos da Lei das Sociedades por Ações, conforme disposto no § 1º do artigo 37 do Estatuto Social da Companhia.

	2004	2003
a) Cálculo dos dividendos mínimos obrigatórios		
Lucro líquido do exercício	775.192	517.154
Constituição da reserva legal (5%)	(38.760)	(25.857)
Base de cálculo	736.432	491.297
Dividendos mínimos obrigatórios (25%)	**184.108**	**122.824**
b) Dividendos / juros sobre o capital próprio propostos		
Juros sobre o capital próprio, líquidos de IRRF	216.750	198.900
Saldo dos dividendos propostos	335.032	257.297
Subtotal	551.782	456.197
I.R.R.F. dos juros sobre o capital próprio	38.250	35.100
Total	**590.032**	**491.297**
Dividendos / juros sobre o capital próprio antes da retenção do imposto de renda, por lote de 1.000 ações **(em R$ 1,00)**:		
Preferenciais classe A	0,920260	0,773822
Preferenciais classe B	0,845321	0,698884
Ordinárias	0,845321	0,698884

09.01 - PARECER DOS AUDITORES INDEPENDENTES - SEM RESSALVA

O saldo dos dividendos propostos, no valor de R$ 335.032, correspondente a R$ 0,513269 por lote de 1.000 ações preferenciais classes A e B e por lote de 1.000 ações ordinárias, serão pagos após a deliberação da Assembléia Geral Ordinária que aprovar as Demonstrações Financeiras.

NOTA 20 – DETALHAMENTO DOS GASTOS OPERACIONAIS POR NATUREZA

	Controladora					
	2004					2003
	Custos		Despesas			
	Produção e comercializ.	Serviços Prestados	Despesas com Vendas	Gerais e Administrativas	Total	Total
Pessoal	68.741	5.870	4.475	32.827	111.913	86.808
Material	15.948	184	34	674	16.840	9.633
Serviço de terceiro	32.812	1.859	1.407	23.215	59.293	49.116
Combustível p.produção energia – CCC/CDE	275.502	-	-	-	275.502	223.129
Combustível p/produção energia – sem subvenção	134.666	-	-	-	134.666	77.346
Compensação financeira pela utilização de recursos hídricos	47.049	-	-	-	47.049	36.263
Encargos de uso da rede elétrica	-	-	106.636	-	106.636	38.603
Uso de bem público – UBP	4.831	-	-	-	4.831	14.539
Depreciação e amortização	173.367	-	30	1.660	175.057	182.057
Constituição/reversão de provisões p/créditos de liquid. duvidosa	-	-	(12.133)	-	(12.133)	142.949
Constituição/reversão de provisões operacionais, líquidas	(53.872)	-	-	64.891	11.019	(143.597)
Seguros	7.701	411	-	322	8.434	14.058
Previdência privada – SB-40	-	-	-	23.435	23.435	24.993
Indenizações trabalhistas	-	-	-	2.940	2.940	3.398
Taxa de fiscalização	-	-	-	5.863	5.863	4.974
Quotas - CCC e CDE	2.119	-	-	-	2.119	3.431
Contribuições e doações	1.068	20	13	2.727	3.828	4.107
Outras despesas	5.391	217	4.614	15.163	25.385	16.509
	715.323	**8.561**	**105.076**	**173.717**	**1.002.677**	**788.316**

09.01 - PARECER DOS AUDITORES INDEPENDENTES - SEM RESSALVA

	Consolidado					
	2004					2003
	Custos		Despesas			
	Produção e comercializ.	Serviços Prestados	Despesas com Vendas	Gerais e Administrativas	Total	Total
Pessoal	68.893	5.870	4.475	34.574	113.812	88.714
Material	16.995	184	34	718	17.931	10.068
Serviço de terceiro	38.337	1.859	1.442	24.930	66.568	54.289
Combustível p/produção energia – CCC	275.502	-	-	-	275.502	223.129
Combustível p.produção energia – sem subvenção	136.933	-	-	-	136.933	77.346
Compensação financeira pela utilização de recursos hídricos	59.182	-	-	-	59.182	46.099
Encargos de uso da rede elétrica	-	-	134.899	-	134.899	61.683
Uso de bem público – UBP	4.831	-	-	-	4.831	14.539
Depreciação e amortização	214.528	-	30	8.929	223.487	227.637
Constituição/reversão de provisões p/créditos de liquid. duvidosa	-	-	(12.095)	-	(12. 095)	143.720
Constituição/Reversão de provisões operacionais, líquidas	(54.102)	-	-	64.700	10.598	(142.840)
Seguros	10.013	411	-	328	10.752	15.265
Previdência privada – SB-40	-	-	-	23.435	23.435	24.993
Indenizações trabalhistas	-	-	-	2.940	2.940	3.398
Taxa de fiscalização	-	-	-	7.138	7.138	6.429
Quotas - CCC e CDE	2.119	-	-	-	2.119	3.431
Contribuições e doações	1.111	20	13	3.948	5.092	4.333
Outras despesas	15.987	217	4.614	15.661	36.479	17.330
	790.329	8.561	133.412	187.301	1.119.603	879.563

NOTA 21 – ARRENDAMENTO MERCANTIL

A Companhia utiliza operações de arrendamento mercantil para a renovação de seu parque de informática e de sua frota de veículos.

Os contratos atualmente existentes envolvem os seguintes bens:

a) Equipamento de informática

O prazo de arrendamento é de 36 meses e a aquisição dos bens pela arrendatária está contratualmente assegurada pelo valor unitário de R$ 1,00. Existem, em 31.12.2004, 341 microcomputadores contratados (208 em 31.12.2003), representando cerca de 60% do total.

09.01 - PARECER DOS AUDITORES INDEPENDENTES - SEM RESSALVA

O saldo das contraprestações a pagar, em 31.12.2004, é de R$ 769, dos quais R$ 459 vencem nos próximos 12 meses e R$ 310, nos meses subseqüentes. O montante das contraprestações efetivamente pagas no exercício de 2004 foi de R$ 441 (R$ 255 em 2003).

b) Frota de veículos

A Companhia tem contrato de arrendamento de 36 veículos, em 31.12.2004. Os contratos tem prazo de 36 meses, estando assegurada, à arrendatária, a aquisição dos bens no término dos contratos pelo valor equivalente a 20% do valor dos bens.

O saldo das contraprestações a pagar, que tiveram início no presente exercício, é de R$ 1.125, dos quais R$ 515 vencem nos próximos 12 meses e R$ 610, nos meses subseqüentes. O montante das contraprestações efetivamente pagas no exercício de 2004 foi de R$ 658.

NOTA 22 - INSTRUMENTOS FINANCEIROS

a) Gestão de risco

a.1) Risco de Mercado

A utilização de instrumentos financeiros, pela Companhia, tem como objetivo proteger seus ativos e passivos, minimizando a exposição a riscos de mercado, principalmente no que diz respeito às oscilações de taxas de juros, índices de preços e moedas. Estes riscos são monitorados pelo Comitê de Gestão Financeira, que periodicamente avalia a exposição da Companhia e propõe estratégias operacionais, sistema de controle, limites de posição e limites de crédito com os demais parceiros do mercado.

A Companhia tem registrado em seus livros operações de swap de taxa de juros no mercado internacional ficando passiva à taxa fixa média de 5,272% a.a. e ativa em Libor US$ seis meses, com início de fluência em 15.10.2001 e término em 15.04.2006, com valor de principal de US$ 13.810 mil, equivalente a R$ 36.657 em 31.12.2004, amortizado semestralmente a partir de 15.04.2003. No exercício de 2004, esta operação gerou despesa de R$ 1.416 (R$ 1.734 em 2003), devidamente reconhecida nas demonstrações financeiras.

A Companhia possuía, em seus registros, em 31.12.2004 operações com derivativos no mercado de balcão, representando 15% do seu passivo em moeda estrangeira, com vencimento para janeiro de 2004. Essas operações geraram despesa de R$ 18.157, devidamente reconhecida nas demonstrações financeiras pelo regime de competência.

Em novembro de 2004, aproveitando-se da desvalorização do dólar frente ao real, a Companhia implementou uma política de maior proteção do seu passivo em moeda externa, através de operações de swaps no mercado de balcão, utilizando como veículo seu Fundo de Investimentos Exclusivo (ver Nota 3). Os vencimentos das operações de swaps são concomitantes com as datas de vencimento do fluxo de compromissos do passivo em moeda externa, considerando-se um período de vinte e quatro meses. As operações são registradas na Cetip e têm como contraparte, instituições financeiras de comprovada solidez financeira e patrimonial, respeitando os limites de crédito definidos pela Companhia. As operações com swaps protegem 22% do passivo em moeda externa da Companhia, que somados com o percentual aplicado em títulos públicos federais

indexados ao dólar norte americano, permitem uma proteção consolidada de 28% do passivo em moeda externa da Companhia.

a.2) Risco de Crédito

Nos contratos bilaterais de longo prazo e nos contratos iniciais de compra e venda de energia, firmados com distribuidoras, a Companhia busca minimizar o seu risco de crédito através da utilização de um mecanismo de constituição de garantias envolvendo os recebíveis de seus clientes.

A partir de 2003, com a redução das vendas de energia elétrica vinculadas aos contratos iniciais, conjugado com a entrada em operação de novas usinas, a Companhia deu inicio à ampliação de sua carteira de clientes, focando clientes industriais, os chamados Consumidores Livres. Para minimizar o risco de crédito diante desses parceiros comerciais foi criada, na Companhia, a área de crédito, cujo escopo do trabalho compreende a análise prévia e o estabelecimento, em conjunto com o Comitê de Crédito, de limite de crédito e garantias a serem exigidas das contrapartes.

Nas operações no mercado financeiro, a Companhia também possui limites de crédito com as instituições financeiras, os quais são revisados periodicamente pelo seu Comitê de Gestão Financeira, com base em avaliação interna e em ratings divulgados pelas agências classificadoras de risco.

Conforme mencionado na Nota 3, a partir deste exercício a Companhia mantém aplicações financeiras em Fundo de Investimentos Exclusivo. O montante das aplicações por instituição financeira está dentro dos limites definidos pela Companhia, através de sua política de créditos para instituições financeiras.

b) Valor de mercado

Nas operações envolvendo instrumentos financeiros, somente nos empréstimos e financiamentos foram identificadas diferenças significativas entre os valores de mercado e os valores contábeis, principalmente em virtude de estes instrumentos financeiros possuírem prazos de liquidação bastante alongados e custos significativamente baixos em relação às taxas praticadas atualmente para contratos similares. Na determinação dos valores de mercado, a administração da Companhia utilizou fluxos de caixa futuros descontados a taxas julgadas adequadas para operações semelhantes, ou cotações do mercado internacional, quando disponíveis.

	Controladora			
	2004		2003	
	Contábil	Mercado	Contábil	Mercado
Empréstimos e encargos em moeda estrangeira	716.778	699.768	881.287	857.916
Empréstimos e encargos em moeda nacional	366.318	358.058	435.945	414.117
	1.083.096	**1.057.826**	**1.317.232**	**1.272.033**

Nas controladas, as operações envolvendo instrumentos financeiros não apresentam diferenças relevantes entre os valores médios de mercado e os valores apresentados nas demonstrações financeiras.

NOTA 23 – TRANSAÇÕES COM PARTES RELACIONADAS

A Companhia possui contratos com suas controladas e com sua controladora indireta, conforme a seguir especificados:

Itá Energética S. A. – ITASA

Contrato de Prestação de Serviços de Operação e Manutenção da Usina Hidrelétrica ITÁ, pela Companhia, celebrado, no âmbito do Consórcio Itá, em 11.09.1998, com vigência até 16.10.2030, cujos valores são reajustáveis anualmente pelo índice IGP-M.

Contrato de Compra e Venda de Energia Elétrica, celebrado em 15.01.2001, com o objetivo de regular a compra, pela Companhia, de 61 MW médios de energia de propriedade da ITASA na Usina Hidrelétrica Itá, sendo regido pela legislação aplicável e pelas regras de mercado, com vigência até 16.10.2030, reajustado anualmente pela variação do dólar mais inflação norte americana.

Contrato de Compra e Venda de Energia Elétrica, celebrado em 15.01.2001, com o objetivo de regular a compra, pela Companhia, de 167 MW médios de energia de propriedade da ITASA na Usina Hidrelétrica Itá, sendo regido pela legislação aplicável e pelas regras de mercado, com vigência até 16.10.2030, reajustado anualmente pelo IGP-M.

Em 26.06.2003, a Companhia assinou aditivos aos dois Contratos de Compra e Venda de Energia Elétrica, acima citados, com vigência para o período de fevereiro de 2004 a janeiro de 2005, que têm por finalidade o reajuste, em caráter extraordinário, do preço da energia elétrica contratada, para fazer face ao saldo da exposição da ITASA no MAE, no período de junho de 2001 a fevereiro de 2002, cuja liquidação ocorreu em 03.07.2003.

Na mesma data de 26.06.2003, a Companhia celebrou Termo de Compromisso visando à antecipação de pagamento dos Reajustes Extraordinários previstos nos aditivos aos contratos mencionados acima, com taxa de desconto de 0,949% a.m. sobre o valor total do reajuste extraordinário, tendo sido pago, à ITASA, em 04.07.2003, o montante de R$ 58.453, a título de adiantamento. Tal adiantamento teve início de quitação em 01.02.2004, remanescendo um saldo, em 31.12.2004, no valor de R$ 1.453, na rubrica "Adiantamentos a Fornecedores".

Conforme mencionado na Nota 13, em 21.06.2004 foi firmado novo Termo Aditivo ao Contrato de Compra e Venda de Energia Elétrica, antecipando o término da vigência do reajuste extraordinário temporário, relativamente ao contrato de 167 MW, de 31.01.2005 para 30.06.2004. O reajuste extraordinário temporário decorrente do aditivo ao contrato de 61 MW vigorou até seu vencimento, ocorrido em 31.01.2005.

Companhia Energética Meridional – CEM

Contrato firmado em 09.04.1999, aditado em 15.04.1999 e 09.11.2002, com vigência por prazo indeterminado, que tem por finalidade a prestação de serviços de administração operacional, em virtude da CEM não possuir quadro próprio de empregados. O valor contratual é reajustado anualmente pelo IGP-M.

Contrato de Compra e Venda de Energia Elétrica, firmado em 05.01.2001, aditado em 06.03.2001 e 09.08.2002, com vigência até 2015, para aquisição da energia elétrica produzida na UHE Cana Brava. O contrato estabelece a aquisição, pela Companhia, nos montantes anuais de 1.125.616 MWh, 2.189.036 MWh e 2.395.903 MWh, a partir dos meses de outubro de 2002, novembro de 2002 e dezembro de 2002, respectivamente. O valor contratual é reajustado anualmente pelo IGP-M.

Contrato de Operação e Manutenção da UHE Cana Brava, celebrado em 05.01.2001, aditado em 09.03.2001 e 01.06.2002, com vigência até o término da concessão da usina e valores reajustáveis anualmente pelo IGP-M, através do qual a Companhia se obriga a operar e efetuar as manutenções do empreendimento.

Lages Bioenergética Ltda.

Contrato firmado em 02.01.2003, com vigência por prazo indeterminado, que tem por finalidade a prestação de serviços de administração operacional, em virtude da Lages não possuir quadro próprio de empregados. O valor contratual é reajustado anualmente pelo IGP-M.

Contrato de Compra e Venda de Energia Elétrica, celebrado em 15.03.2004, com o objetivo de regular a compra, pela controlada, de até 26 MW médios mensais de energia elétrica de propriedade da Companhia, com vigência de 01.04.2004 a 31.03.2017.

Contrato de Operação e Manutenção da Unidade de Co-geração Lages, celebrado em 01.04.2004, com término em 31.03.2012, através do qual a Companhia se obriga a operar e efetuar as manutenções do empreendimento. O valor contratual é reajustado anualmente com base na variação da remuneração definida em Acordo Coletivo de Trabalho dos empregados da Companhia.

Tractebel Energia Comercializadora Ltda.

Contrato firmado em 01.11.2004, com vigência por prazo indeterminado, que tem por finalidade a prestação, pela Companhia, dos serviços de gerenciamento, planejamento, controle e administração econômica, contábil, fiscal, jurídica e financeira da controlada. O valor contratual é reajustado no menor período legalmente permitido (atualmente, período anual), pela variação do IGP-M.

Contrato com a Suez-Tractebel S.A. (Controladora Indireta)

Em 02.05.2002, a Companhia celebrou contrato com a Suez-Tractebel S.A. (atual denominação da Tractebel S.A.), sua controladora indireta, com sede em Bruxelas, Bélgica, cujo objeto é a prestação de serviços de consultoria em assuntos específicos por parte daquela empresa. A contratação foi aprovada por unanimidade pelos acionistas minoritários da Companhia, em AGE realizada em 29.04.2002, tendo o acionista controlador renunciado ao direito de voto. O prazo do contrato é de 36 meses, condicionada a sua revalidação, pelos acionistas minoritários, a cada período de 12 meses, em Assembléia convocada para este fim, e cuja eficácia ficou condicionada à aprovação da ANEEL, a qual se deu em 23.04.2003, através do Ofício nº 526/2003-SFF/ANEEL. O valor dos honorários durante a vigência do contrato está limitado ao montante anual não cumulativo de 1.500.000 EUROS e os serviços executados e respectivos honorários são submetidos ao conhecimento do Conselho Fiscal da Companhia, no qual tem assento um membro eleito pelos acionistas minoritários. A primeira revalidação, pelos acionistas minoritários, ocorreu na AGE realizada em 12.04.2004.

09.01 - PARECER DOS AUDITORES INDEPENDENTES - SEM RESSALVA

Os valores reconhecidos em contas patrimoniais e de resultado estão abaixo indicados:

	Controladora								
	2004								2003
	Tractebel EGI South America Ltda	**Suez – Tractebel S.A.**	**CEM**	**ITASA**	**Lages**	**Tractebel Energia Comerc. Ltda**	**CESS**	**Total**	**Total**
Ativo									
Contas a receber	633	-	359	5.630	7.041	2.810	58	**16.531**	**114.701**
Passivo									
Fornecedores	-	-	29.839	12.472	1	-	-	**42.312**	**38.571**
Dividendos e juros sobre o capital próprio	432.054	-	-	-	-	-	-	**432.054**	**357.234**
Resultado									
Receita operacional									
Suprimento de Energia	-	-	-	-	3.070	9.030	-	**12.100**	**-**
Receitas de serviços:									
Administração	-	-	590	-	84	-	120	**794**	**620**
Operação e manutenção	-	-	1.561	8.733	960	-	-	**11.254**	**10.096**
Custo de Energia Elétrica e Serviços									
Compra energia	-	-	236.968	177.833	-	-	-	**414.801**	**412.490**
Outros	-	-	-	-	7	-	-	**7**	**-**
Despesas Gerais e Administrativas									
Consultoria	-	5.254	-	-	-	-	-	**5.254**	**6.521**
Financeiro									
Receita	-		-	3.291	-	-	-	**3.291**	**6.745**

NOTA 24 – GARANTIAS A TERCEIROS

Itá Energética S.A. - ITASA

A Companhia e demais acionistas da ITASA são intervenientes nos contratos firmados entre a investida e o BNDES e outros agentes financeiros, vinculados à construção da UHE Itá. As intervenientes deram, em caução, a totalidade das ações de emissão da ITASA, de suas propriedades, até a liquidação final de todas as obrigações assumidas nos referidos contratos. A dívida em 31.12.2004 totaliza R$ 623.048 (R$ 671.828 em 31.12.2003).

A ITASA, para assegurar o pagamento das obrigações decorrentes dos contratos acima citados, deu as seguintes garantias ao BNDES e aos Agentes Financeiros: a) Penhor de Direitos Emergentes da Concessão para a exploração da UHE Itá; e b) Penhor de Direitos Creditórios decorrentes dos Contratos de Compra e Venda de Energia Elétrica celebrados com suas investidoras.

Companhia Energética Meridional - CEM

A Tractebel Energia é interveniente no Contrato de Subscrição e Integralização de Debêntures não Conversíveis em Ações nº 98.2.654.3.1 e no Contrato de Financiamento Mediante Abertura de Crédito nº 98.2.654.3.3, celebrados entre a controlada CEM e o BNDES, o primeiro em 19.05.1999, e aditado em 25.05.1999, e o segundo em 05.04.2000. Também é interveniente no Contrato de Empréstimo nº 1260/OC/BR firmado em 08.12.2000 e aditado em 06.03.2001, com o Banco Interamericano de Desenvolvimento – BID, tendo assumido, com ambos os agentes financeiros, as seguintes principais obrigações em relação aos contratos:

garantir o pagamento antecipado nas seguintes hipóteses exclusivas: a) de extinção da concessão por motivo imputável à CEM, aos intervenientes ou suas controladas, coligadas ou controladoras; e b) celebração de acordo com o Poder Concedente pela CEM, pelos intervenientes ou por qualquer uma de suas controladas, coligadas ou controladoras, visando à extinção da concessão;

ceder ao BNDES e ao BID quaisquer valores resultantes de indenização recebida em função da extinção da concessão da UHE Cana Brava, pelo Poder Concedente.

Além das obrigações acima especificadas, a Tractebel Energia deu ao BNDES e ao BID, em caução, a totalidade das ações de sua propriedade, representativas do capital social da CEM, até a liquidação final de todas as obrigações assumidas nos referidos contratos. A dívida em 31.12.2004 totaliza R$ 558.525 (R$ 627.294 em 31.12.2003).

A CEM cedeu os recebíveis decorrentes da geração e da comercialização provenientes da Usina Hidrelétrica Cana Brava, em garantia de pagamento de seus empréstimos e financiamentos.

Lages Bioenergética Ltda.

A Companhia é interveniente fiadora no Contrato de Abertura de Crédito Fixo celebrado entre Lages Bioenergética e o Banco Regional de Desenvolvimento do Extremo Sul – BRDE, em 25.07.2003, tendo cedido, em caução, as quotas de participação no capital social da controlada, de sua propriedade, até a liquidação final de todas as obrigações assumidas no referido contrato. A dívida em 31.12.2004 totaliza R$ 48.743 (R$ 33.247 em 31.12.2003).

A Lages Bioenergética, para assegurar o pagamento das obrigações decorrentes do contrato acima citado, cedeu em garantia os recebíveis decorrentes da comercialização da energia elétrica proveniente da Unidade de Cogeração.

NOTA 25 – SEGUROS

A Companhia possui apólice de seguros abrangente de riscos operacionais com valor declarado para danos materiais de US$ 3.515.233 mil, equivalentes a R$ 9.330.834 mil em 31.12.2004, e de lucro cessante com valor declarado de US$ 459.900 mil, equivalentes a R$ 1.220.758 mil em 31.12.2004. O limite máximo combinado para indenização de danos materiais e lucros cessantes é de US$ 150.000 mil, equivalentes a R$ 398.160 mil em 31.12.2004, por evento.

09.01 - PARECER DOS AUDITORES INDEPENDENTES - SEM RESSALVA

A apólice e os valores acima se referem aos bens do patrimônio da Companhia. A partir de 19.12.2003 a UHE Cana Brava, cuja concessão pertence à controlada CEM, foi incluída na apólice da Tractebel Energia com valor declarado para danos materiais de US$ 320.000 mil, equivalentes a R$ 849.408 mil em 31.12.2004, e lucro cessante de US$ 71.000 mil, equivalentes a R$ 188.462 mil em 31.12.2004, através do endosso nº 1095000026.

A controlada CEM mantém a cobertura de manutenção ampla pelo período de dois anos após a entrada em operação da 3ª unidade da usina, cuja data, prevista na apólice foi 15.01.2003.

Além dessas coberturas, a Companhia possui apólices de responsabilidade civil com cobertura de US$ 50.000 mil, equivalentes a R$ 132.720 mil em 31.12.2004. Estas apólices incluem a UHE Itá, construída e explorada em consórcio com a controlada em conjunto ITASA.

A controlada Lages Bioenergética Ltda. possui seguro de Riscos Operacionais com cobertura de USD 20.000 mil equivalentes a R$ 53.088 mil em 31.12.2004, e seguro de Riscos de Engenharia com cobertura de obras civis em construção, instalação e montagem, inclusive na fase de testes e durante 12 meses de manutenção ampla, bem como a cobertura de responsabilidade civil geral e cruzada, com as seguintes vigências:

- Obras civis em construção / instalação e montagem – 01.11.2002 a 31.12.2003
- Testes – 28.11.2003 a 12.12.2004
- Manutenção – 12.02.2004 a 12.02.2005

Os limites máximos de indenização são os seguintes:

- Obras civis em construção / instalação e montagem – R$ 44.712 mil
- Responsabilidade civil geral e cruzada – R$ 1.806 mil

NOTA 26 – CONTRATOS DE LONGO PRAZO

Além dos contratos com sociedades controladas e com a controladora indireta citados na Nota 23, a Companhia possui direitos e compromissos de longo prazo, dentre os quais se destacam:

a) Contrato de Conexão

Em conformidade com a Lei nº 9.648/98 e Decreto nº 2.655/98, estabelecendo que o acesso e uso dos sistemas de transmissão de energia elétrica sejam contratados separadamente da compra e venda de energia propriamente dita, a Companhia, em 20 de agosto de 1998, assinou o Contrato de Conexão com a Empresa Transmissora de Energia Elétrica do Sul do Brasil S.A. – ELETROSUL, com vigência a partir de 1° de setembro de 1998.

b) Contrato de Uso do Sistema de Transmissão

A Companhia firmou contrato de uso do sistema de transmissão, de acordo com a Lei nº 9.648/98 e Decreto nº 2.655/98, com a Empresa Transmissora de Energia Elétrica do Sul do Brasil S.A. – ELETROSUL, garantindo o uso da Rede Básica para entrega da energia elétrica vendida através dos Contratos Iniciais. O contrato tem vigência a partir de 1° de setembro de 1998 e os encargos decorrentes serão integralmente atribuídos às concessionárias de distribuição, conforme Resolução ANEEL nº 248, de 07 de agosto de 1998, não representando, portanto, ônus para a Companhia.

09.01 - PARECER DOS AUDITORES INDEPENDENTES - SEM RESSALVA

Para atender os contratos de venda da energia elétrica liberada dos Contratos Iniciais e da energia elétrica oriunda das usinas que entraram em operação comercial a partir de 01.01.2002, a Companhia celebrou contratos com o Operador Nacional do Sistema Elétrico – ONS, através dos quais assumiu 50% dos custos de transmissão, ficando os 50% restantes sob a responsabilidade das concessionárias distribuidoras. Os custos, para a Companhia, totalizaram R$ 100.964 em 2004 (R$ 33.617 em 2003).

c) Contratos Iniciais de Compra e Venda de Energia Elétrica

A Companhia celebrou, com base na Lei 9.648/98, artigo 10 e nas normas do GCOI, os Contratos Iniciais de Compra e Venda de Energia Elétrica com as concessionárias abaixo relacionadas, os quais estão sendo reduzidos em 25% ao ano, a partir de 2003, até a completa extinção em 31.12.2005. As quantidades abaixo indicadas referem-se aos saldos contratuais para suprimento no período de 01.01.2005 a 31.12.2005:

- Rio Grande Energia S.A. – RGE: – Total de 740.220 MWh;
- Centrais Elétricas de Santa Catarina S.A. – CELESC: – Total de 2.555.730 MWh;
- Companhia Estadual de Energia Elétrica – CEEE: – Total de 269.370 MWh;
- Empresa Energética de Mato Grosso do Sul S.A. – ENERSUL: – Total de 617.580 MWh;
- Furnas Centrais Elétricas S.A.: – Total de 1.145.370 MWh;
- AES Sul – Distribuidora Gaúcha de Energia S.A.: – Total de 860.670 MWh.

d) Contratos Bilaterais de Venda de Energia Elétrica

A energia não comprometida com os Contratos Iniciais, inclusive a que está sendo liberada daqueles contratos a partir de 2003, vem sendo contratada com empresas distribuidoras e consumidores livres. Desta forma, a Companhia possui, entre outros, os seguintes principais contratos para venda de energia elétrica:

- Rio Grande Energia S.A. – RGE: Período de 01.01.2005 a 31.12.2014 – Total de 34.333.312 MWh;
- Centrais Elétricas de Santa Catarina S.A. – CELESC: Período de 01.01.2005 a 31.12.2008 - Total de 23.850.323 MWh;
- Companhia Paulista de Força e Luz: Período de 01.01.2005 a 31.12.2010 – Total de 9.832.987 MWh;
- Companhia Piratininga de Força e Luz: Período de 01.01.2005 a 31.12.2010 – Montante global de 5.770.269 MWh;
- Centrais Elétricas de Santa Catarina S.A. – CELESC: Período de 01.01.2005 a 31.12.2007 – Total de 394.560 MWh;
- Light Serviços de Eletricidade S.A.: Período de 01.01.2005 a 31.12.2005 – Total de 105.120 MWh; e 01.01.2005 a 31.12.2007 – Total de 999.552 MWh;

- Comercializadoras: O total global dos contratos com concessionárias comercializadoras, referente ao período de 01.01.2005 a 31.12.2007 é de 11.156.534 MWh, de 01.01.2005 a 31.12.2010 é de 6.926.416 MWh e de 01.01.2005 a 31.12.2014 é de 10.051.613 MWh;
- Consumidores Livres: Os contratos com clientes Consumidores Livres, para o período de 01.01.2005 a 31.12.2007, totalizam 8.913.109 MWh; de 01.01.2005 a 31.12.2010, 6.399.197 MWh e de 01.01.2005 a 31.12.2012, 7.243.352 MWh.

e) Compra de Energia Elétrica da Argentina

A Companhia firmou contrato com a CIEN – Companhia de Interconexão Energética, por um prazo de 20 anos, a partir de 21.06.2000, para a compra de 300 MW de potência firme com energia associada, para ser disponibilizada na subestação de Itá, da ELETROSUL.

f) Compra de gás natural

Em 10 de novembro de 2000, a Companhia celebrou contrato de aquisição de gás natural com a Companhia de Gás do Mato Grosso do Sul – MSGÁS, com vigência de 5 anos a partir de 2001, início da operação comercial a gás da Usina Termelétrica William Arjona, localizada em Campo Grande – MS.

g) Revitalização dos geradores da Usina Hidrelétrica Salto Osório

Em 19. de dezembro de 2003, a Companhia celebrou contrato com a GE Hyidro Inepar do Brasil S.A., com vigência de quatro anos, para a reforma geral das seis unidades geradoras da UHE Salto Osório.

NOTA 27 – SEVIÇOS DE AUDITORIA

Os auditores independentes da Companhia e de suas controladas não prestam outros serviços além dos serviços de auditoria contábil.

09.01 - PARECER DOS AUDITORES INDEPENDENTES - SEM RESSALVA

CONSELHO DE ADMINISTRAÇÃO

Maurício Stolle Bähr
Presidente

Jan Franciscus María Flachet
Vice-Presidente

Manoel Arlindo Zaroni Torres
Conselheiro

Victor-Frank de Paula Rosa Paranhos
Conselheiro

Dirk Beeuwsaert
Conselheiro

Nicolas Alain Marie Tissot
Conselheiro

Luiz Antônio Barbosa
Conselheiro

DIRETORIA EXECUTIVA

Manoel Arlindo Zaroni Torres
Diretor Presidente

Marc Verstraete
Diretor Financeiro e de Relações com Investidores

Miroel Makiolke Wolowski
Diretor de Comercialização e Negócios e
Diretor de Implantação de Projetos

José Carlos Cauduro Minuzzo
Diretor de Produção de Energia

Marco Antonio Amaral Sureck
Diretor de Planejamento e Controle

Luciano Flávio Andriani
Diretor Administrativo

DEPARTAMENTO DE CONTABILIDADE

Waltamir Barreiros
Contador – CRC SC 008283/O-8

RELATÓRIO DA ADMINISTRAÇÃO – 2004

Senhores acionistas,

A Administração da Tractebel Energia S.A. tem a satisfação de apresentar o seu Relatório Anual da Administração e as Demonstrações Financeiras relativas ao exercício de 2004, acompanhadas do parecer dos Auditores Independentes. Toda a documentação relativa às contas apresentadas está à disposição dos senhores acionistas, a quem a Diretoria Executiva sentir-se-á honrada em prestar os esclarecimentos adicionais, se necessários.

Diretoria Executiva em 31/12/2004

Manoel Arlindo Zaroni Torres - Diretor Presidente
Marco Antônio Amaral Sureck - Diretor de Planejamento e Controle
Marc Verstraete - Diretor Financeiro e de Relações com Investidores
Miroel Makiolke Wolowski - Diretor de Comercialização e Negócios e Diretor de Implantação de Projetos
José Carlos Cauduro Minuzzo - Diretor de Produção de Energia
Luciano Flávio Andriani - Diretor Administrativo

Conselho de Administração em 31/12/2004

Maurício Stolle Bähr - Presidente
Jan Franciscus Maria Flachet - Vice-Presidente
Victor-Frank de Paula Rosa Paranhos
Manoel Arlindo Zaroni Torres
Dirk Beeuwsaert
Nicolas Alain Marie Tissot
Luiz Antônio Barbosa

10.01 - RELATÓRIO DA ADMINISTRAÇÃO

Mensagem da Administração

Os eventos que marcaram a trajetória da Tractebel Energia no exercício de 2004 propiciaram um balanço anual essencialmente positivo, com bons resultados financeiros, decorrentes da expansão nas vendas de energia elétrica, da substituição de contratos de venda de energia por novos em melhores condições, de uma situação cambial favorável e de um desempenho operacional eficiente.

Os expressivos investimentos realizados na ampliação do parque gerador da Companhia nos últimos seis anos elevaram sua capacidade de fornecimento de energia elétrica de 3.719 MW para 6.202 MW, um crescimento de 67%. Somente no exercício de 2004 o aumento do volume de energia vendido cresceu 17%, alcançando os 28.419 GWh. Ao longo do ano, iniciativas como o Programa de Relacionamento com o Cliente, as visitas ao parque gerador da Empresa e as participações em feiras, congressos e encontros ajudaram a impulsionar as vendas, tornando os produtos e serviços da Tractebel Energia mais conhecidos. Como resultado, a carteira de clientes livres, que somava 43 unidades industriais ao final de 2003, saltou para 65 unidades ao longo de 2004, com 700MW contratados. Adotando uma política de marketing inovadora, a Tractebel Energia tornou-se uma referência no mercado de energia elétrica, destacando-se pelo seu elevado nível de contratação, e atingindo uma receita de venda de energia de R$ 2.271 milhões, correspondente a um aumento de 38% em relação ao exercício de 2003.

Também contribuíram com esse bom resultado financeiro a valorização do Real em relação ao Dólar, que reduziu em moeda nacional a dívida externa da Companhia, o resultado positivo das empresas subsidiárias, a correta seleção dos projetos realizados e o sucesso do programa de redução de despesas adotado no exercício.

Em seu conjunto, esses fatores permitiram que o lucro líquido do exercício, de R$ 775 milhões, represente um crescimento de 49,9% em relação ao obtido no ano anterior.

A manutenção das excelentes condições do parque gerador da Companhia, através de um criterioso programa de manutenção, que no exercício de 2004 representou um custo operacional de R$ 63 milhões e investimentos da ordem de R$ 28 milhões, resultou em ótimos índices de disponibilidade e confiabilidade em todas as unidades.

Diversos aprimoramentos nos processos operacionais e de gestão foram realizados no exercício, sempre considerando os conceitos de responsabilidade social e de transparência de gestão. Ilustram esta prática a obtenção das certificações ISO 9.001 e ISO 14.001 para sete usinas, simultaneamente, a existência de uma equipe de colaboradores qualificada e identificada com os projetos da Empresa, e a sinergia obtida através de maior integração com o controlador da Companhia, o Grupo SUEZ.

O Exercício de 2004 foi também o ano de aprovação, pelo Congresso Nacional, de um novo marco regulatório para o setor elétrico. O novo modelo encontra-se agora em fase de implantação, principalmente através dos leilões que passam a concentrar a maior parcela de contratação de energia elétrica do País.

Por todos esses fatos acreditamos que o futuro da Tractebel Energia é promissor. A qualidade e a confiabilidade do fornecimento de energia é um desafio importante para a economia brasileira, e estamos prontos para participar com projetos que respondam a esse desafio. Entretanto, ainda é

10.01 - RELATÓRIO DA ADMINISTRAÇÃO

preciso buscar uma solução definitiva para o problema de competitividade das novas usinas, que foram licitadas conforme as regras do modelo anterior, que previa como critério de seleção o maior pagamento pelo uso de bem público, com as que serão licitadas no novo modelo, cujo critério de seleção será a menor tarifa oferecida para o empreendimento. Temos convicção de que o amadurecimento de um ambiente regulatório adequado e estável será capaz de criar as condições para a ampliação de nossas atividades no País, com eficiência, competitividade e inovação.

Com base nesta premissa o Grupo SUEZ mantém seu plano de expansão no setor elétrico brasileiro e iniciou, em outubro, a elaboração do Projeto Básico Ambiental para a construção da Hidrelétrica São Salvador (241 MW), já com a Licença Ambiental Prévia (LP) concedida pelo Ibama. É um fato importante, pois permite que essa energia seja ofertada nos leilões a serem realizados ainda em 2005, conforme as regras do novo modelo. Adicionalmente, o Grupo SUEZ possui ainda uma participação de 30% no consórcio para desenvolvimento da futura usina de Estreito (1.087 MW), desempenhando o papel de líder no consórcio.

O volume de investimentos que a SUEZ mantém no Brasil torna os resultados aqui obtidos muito importantes para o Grupo, e cria uma forte expectativa de novos empreendimentos nos próximos anos. Cabe lembrar que o ano de 2005 é o ano do Brasil na França, país sede da SUEZ, e uma série de eventos serão realizados com objetivo de fortalecer os laços de amizade entre os seus povos. O Grupo terá participação relevante no apoio a estes eventos, contribuindo para o fortalecimento da imagem do Brasil como uma grande nação.

Em sua curta trajetória de seis anos, a Tractebel Energia articulou seus projetos, decisões e ações em torno de uma clara diretriz de garantir a sustentabilidade de seu negócio. Aí estão consideradas tanto a solidez financeira e a eficiência operacional quanto a transparência e a responsabilidade diante de todos os públicos que possuem interesses na Empresa, numa perspectiva comprometida com as gerações futuras. Sabemos que, no longo prazo, nossos negócios dependem de todos esses aspectos.

Agradecemos a confiança de nossos acionistas, clientes, parceiros, fornecedores e colaboradores, bem como aos órgãos públicos e as comunidades que recebem nossos empreendimentos. É essa confiança que nos estimula a buscar resultados melhores, com base nos valores fundamentais de nosso grupo: profissionalismo, criação de valor, cooperação, espírito de equipe, cuidado com o meio ambiente e ética na condução dos negócios.

Maurício Stolle Bähr

Presidente do Conselho de Administração

PERFIL EMPRESARIAL

Apresentação da Empresa

A Tractebel Energia S.A., com sede na cidade de Florianópolis – SC, é a maior geradora privada de energia elétrica do País. Possui um parque gerador com 13 usinas hidrelétricas e termelétricas instaladas no Rio Grande do Sul, em Santa Catarina, no Paraná, no Mato Grosso do Sul e em Goiás, com uma capacidade de fornecimento de 6.202 MW. No exercício de 2004, a Companhia gerou 30.721 GW/hora, o que correspondeu a 8 % da geração total de energia elétrica do Brasil no mesmo período. Seu quadro de pessoal em dezembro de 2004 era de 849 colaboradores.

A Empresa tem como maiores clientes empresas concessionárias de distribuição de energia. Desde 1999, no entanto, estabeleceu como importante estratégia de negócios a inclusão de outras distribuidoras e comercializadoras e de consumidores industriais livres em sua carteira de clientes, com vendas efetuadas a 65 unidades industriais em 11 estados brasileiros, num dos melhores níveis de contratação do setor.

Companhia de capital aberto, com ações negociadas na Bolsa de Valores de São Paulo (Bovespa), a Tractebel Energia é controlada (78,3%) pela Tractebel EGI South America Ltda, que em março de 2005 passou a chamar-se SUEZ ENERGY South America Ltda, pertencente ao Grupo SUEZ.

Controlador

SUEZ é um grupo internacional, industrial e de serviços, com origem na França e na Bélgica, que atua no desenvolvimento sustentável, oferecendo para empresas, comunidades e indivíduos soluções inovadoras nos setores de Energia e Meio Ambiente.

No setor de eletricidade e gás, o know-how da SUEZ abrange toda a cadeia de valor energética, do fornecimento aos serviços associados (exceto a exploração e produção de gás). Tal diversidade permite que suas filiais ofereçam um leque de soluções, estando aptas a atender aos vários imperativos com que todo grupo industrial, empresa ou coletividade se confronta no cotidiano.

Atualmente possui 172.300 colaboradores e está presente em mais de 100 países. No setor de energia, é o primeiro fornecedor em serviços de energia na Europa, o primeiro importador de gás liquefeito nos Estados Unidos e a quinta maior companhia de eletricidade européia. No setor de meio ambiente, é o primeiro no mundo em serviços de água e de saneamento (em população atendida), o primeiro na Europa em gestão de resíduos e o primeiro no mundo em usinas de tratamento de água.

Sua missão é "fornecer o essencial à vida".

10.01 - RELATÓRIO DA ADMINISTRAÇÃO

Histórico da Companhia

Em 15 de setembro de 2004 completaram-se seis anos desde a realização do leilão do controle acionário da estatal Gerasul e a sua aquisição pela SUEZ EGI South America Ltda, na época denominada Tractebel Sul Ltda. Foi um período de ambientes desafiadores, incluindo um racionamento de energia elétrica, com reduções expressivas nos índices de consumo que ainda não se reverteram completamente e um processo de reestruturação do modelo setorial de energia.

Foi também um período de evolução e consolidação para a Tractebel Energia, que investiu mais de R$ 2,5 bilhões na expansão e ampliação da confiabilidade de suas usinas. Por conseqüência, sua capacidade de geração de energia elétrica saltou de 3.719 MW para 6.202 MW, um crescimento de 66,7%. Paralelamente, verificou-se um aumento de 74,38% 74% na energia assegurada, de 2.143 MW-médios para 3.737 MW-médios, com uma atuação destacada na venda direta de energia elétrica a consumidores livres, com 700 MW-médios contratados junto a clientes industriais.

A Companhia desenvolveu uma política de atuação que alia solidez nos negócios, construção de um impacto positivo sobre as pessoas envolvidas ou atingidas pelos seus empreendimentos e responsabilidade ambiental. Possui licença ambiental atualizada para todos os seus empreendimentos e inaugurou, ao final de 2003, a sua primeira usina a utilizar biomassa como matéria-prima, a Unidade de Co-Geração Lages, aprovada pelo Banco Mundial como Mecanismo de Desenvolvimento Limpo (MDL).

Em 2004, deu um passo importante no seu compromisso com a qualidade e a sustentabilidade de seu negócio, ao alcançar as certificações ISO 9.001 e ISO 14.001.

Linha do tempo

1998/setembro – Aquisição da estatal Gerasul, com capacidade instalada para gerar 3.719 MW.

2000/julho – Iniciam as operações da UHE Itá.

2000 – Assinatura do 1° contrato de venda direta a um consumidor final.

2001/junho – Iniciam as operações da UTE William Arjona, usando gás natural.

2002/fevereiro – A Empresa assume a marca de sua controladora e passa a se chamar Tractebel Energia S.A.

2002/fevereiro – Iniciam as operações da UHE Machadinho.

2002/maio – Inauguração da UHE Cana Brava, 1ª iniciativa de geração fora das regiões hidrográficas situadas no sul do País.

2002/agosto – A Empresa realiza o 1° leilão de venda de energia elétrica do País, na Bovespa.

A partir de 2002 – Amplia suas fronteiras de comercialização de energia, com negócios fechados com distribuidoras de outras regiões do País e com consumidores livres.

A partir de 2003 – Consolidação da Companhia no mercado livre de venda de energia elétrica.

10.01 - RELATÓRIO DA ADMINISTRAÇÃO

2003/dezembro – Inicia a operação comercial da Unidade de Co-Geração Lages, 1ª usina movida a biomassa em SC.

2003 – Completam-se R$ 2,5 bilhões investidos na expansão do parque gerador, cuja capacidade instalada salta para 6.202 MW.

2004 – Atinge a marca 700 MW médios vendidos diretamente a grandes consumidores industriais.

2004/outubro – Sete das 13 usinas da Empresa recebem a certificação ISO 9.001 e ISO 14.001, do Bureau Veritas Quality International (BVQI).

Princípios e valores

A Companhia possui um código de ética, um código ambiental e um conjunto de valores que permeiam todas as suas iniciativas e todas as ações de seus colaboradores, como base para um projeto de sustentabilidade empresarial. Os compromissos e valores são sistematicamente difundidos e os empregados de todos os níveis recebem orientação e treinamento regular para a sua adoção, que é avaliada e verificada periodicamente.

Os princípios e valores são compartilhados por todas as empresas do Grupo SUEZ e, no caso dos códigos de ética e de meio ambiente, adaptados ao contexto local. Os seis valores centrais, válidos uniformemente para toda a corporação, são:

? profissionalismo

? cooperação

? espírito de equipe

? criação de valor

? respeito ao meio ambiente

? ética

Governança corporativa

O Conselho de Administração da Tractebel Energia é composto de sete membros, com um Presidente e um Vice-Presidente, escolhidos pelos acionistas em Assembléia Geral Ordinária a partir da análise dos currículos dos indicados. A Diretoria Executiva da Companhia também é composta por sete membros, eleitos por critérios curriculares pelo Conselho de Administração. Os mandatos, tanto no Conselho quanto na Diretoria, são de três anos e é permitida a reeleição.

Para ampliar a transparência de seus relatórios financeiros e divulgações, a Companhia deu início em 2004 ao processo de adequação da sua estrutura de controle interno às regras da Lei Sarbanes-Oxley, que definem os critérios de divulgação e emissão de relatórios financeiros. Algumas práticas de controle estão sendo reforçadas e outras implementadas, a fim de aprimorar as conferências internas e aumentar a responsabilidade dos executivos pela eficiência das operações, pela confiabilidade dos relatórios e pelo cumprimento das leis e regulamentos aplicáveis.

Diálogo e transparência

As informações sobre os aspectos sócio-ambientais e econômico-financeiros das atividades da Companhia são auditadas por empresas especializadas e divulgadas em seu sítio na internet. Paralelamente, a Companhia mantém uma estrutura de comitês, conselhos e responsáveis formais pelas questões éticas, as quais são também abordadas em pesquisas de clima organizacional.

Publicações regulares como o Relatório Anual da Administração, acrescido do Balanço Social, o jornal Boas Novas, destinado aos públicos externo e interno, e boletins e informações em meio eletrônico destinadas ao público interno possibilitam a divulgação permanente e confiável das informações corporativas.

DESEMPENHO NOS NEGÓCIOS

2004 – Aposta na sustentabilidade

A Tractebel Energia confirmou em 2004 algumas posições que efetivam o seu compromisso de fornecer energia com qualidade e eficiência, dentro das diretrizes do conceito de desenvolvimento sustentável. Após um período de expansão intensa nos seus ativos de geração de energia elétrica e do ingresso ágil e efetivo nas negociações do mercado livre de energia (1998-2003), a Companhia obteve a certificação de quatro usinas hidráulicas e três térmicas nos critérios das normas ISO 9.001 e ISO 14.001, concomitantemente.

As usinas hidrelétricas Itá, Passo Fundo, Santo Santiago e Salto Osório e as três unidades termelétricas do Complexo Jorge Lacerda receberam as certificações, emitidas pelo Bureau Veritas Quality International (BVQI), organismo certificador reconhecido mundialmente. O conjunto de normas se referem, cada qual, à excelência operacional das usinas e à qualidade da gestão ambiental nelas conduzida. Em 2003, a Companhia já havia recebido a certificação ISO 9.001 para as atividades de manutenção do seu parque gerador.

Com isso, a Tractebel Energia define seu perfil como empresa capaz de identificar e administrar os impactos de seus empreendimentos, com melhorias operacionais e qualidade nos serviços associadas à gestão e minimização dos custos ambientais. São características que atendem aos princípios e diretrizes corporativos do Grupo SUEZ, controlador da Tractebel Energia, e que tornam a Companhia mais competitiva no mercado global, cada vez mais seletivo e exigente nos quesitos sócio-ambientais.

A inclusão do processo de certificação das usinas entre os objetivos empresariais ocorreu em 2002 e, ao longo de 2005 e 2006, o Sistema de Gestão da Qualidade e Meio Ambiente será implantado nas usinas hidrelétricas Machadinho e Cana Brava, nas termelétricas Charqueadas, Alegrete e William Arjona e na Unidade de Co-Geração Lages, completando o processo em todo seu parque gerador.

A redução de custos também foi uma preocupação constante em 2004, e os esforços empreendidos levaram ao reembolso integral das despesas com combustíveis, primários e secundários, das usinas termelétricas que utilizam carvão mineral nacional.

Atuação frente às novas regras

Se 2003 foi o ano das discussões técnicas em torno da reformulação do modelo setorial elétrico do País, que envolviam o Ministério das Minas e Energia (MME) e os agentes do setor, 2004 foi o ano do início do funcionamento desse novo modelo. Já ao final de 2003 editou-se a Medida Provisória n° 144, definindo os novos princípios básicos de comercialização de energia, que foi aprovada pelo Congresso Nacional em 15 de março de 2004, sob a forma da Lei n° 10.848. Alguns meses depois, em 30 de julho, foi editado o Decreto n° 5.163.

O marco regulatório atual apresenta mudanças significativas em relação ao anterior, tais como:

I - a licitação de venda de energia segmentada em geração nova e existente;

II - a introdução de um mecanismo de contratação multilateral, em que cada gerador contrata energia com todos os distribuidores;

III - o fim do auto-suprimento direto entre empresas coligadas; e

IV - a obrigatoriedade da contratação de 100% do mercado consumidor.

O pilar básico do novo modelo é a compra de energia pelas distribuidoras por meio de leilão. O primeiro leilão para energia existente foi realizado em dezembro de 2004 e negociou cerca de R$ 74,7 bilhões em contratos reajustados pelo IPCA, com oito anos de suprimento e início em 2005, 2006 e 2007. Em função do excesso temporário de energia no mercado, os preços dos contratos ficaram abaixo das expectativas, o que levou a Tractebel Energia a priorizar negociar sua energia nos leilões de energia nova do ano de 2005 e para consumidores livres.

Também houve mudança na forma com que serão leiloadas as concessões para a construção de novas usinas hidrelétricas, que deixou de considerar o maior valor a ser pago pela Utilização de Bem Público – UBP, para a menor tarifa de venda de energia.

Crescem os níveis de contratação

Mesmo com a redução de 25% dos Contratos Iniciais, o volume de energia vendido em 2004 pela Companhia foi de 28.419 GWh, um aumento de 17% em relação aos 24.327 GWh vendidos em 2003. A expansão é resultante da contratação de energia livre diretamente com outros agentes do setor elétrico, como distribuidoras, comercializadoras e clientes industriais.

O volume contratado bilateralmente com empresas distribuidoras evoluiu de 2.630 GWh em 2003 para 6.948 GWh em 2004. Com as comercializadoras, o volume saltou de 819 GWh em 2003 para 4.682 GWh em 2004. E junto aos consumidores industriais, segmento onde a Tractebel Energia se destaca, o salto foi de 2.317 GWh em 2003 para 4.406 GWh em 2004.

Para o ano de 2005, a Tractebel Energia já tem contratados, além dos 6.193 GWh dos Contratos Iniciais, 9.663 GWh em contratos bilaterais com distribuidoras, 7.099 GWh com comercializadoras e 4.514 GWh com consumidores industriais, totalizando 27.469 GWh.

No segundo semestre de 2004, foram realizados os primeiros contratos de compra e venda de energia em operações de curto prazo pela Tractebel Energia Comercializadora, empresa controlada recém-criada para esse fim. Em 2005, a comercializadora dará continuidade a operações de médio e

longo prazo junto aos consumidores livres. Além de contar com todos os diferenciais oferecidos pela Tractebel Energia, a nova empresa poderá aceitar também créditos de ICMS como pagamento de fatura de energia, criando maior facilidade para os clientes. O total de energia vendida para consumidores industriais pela Tractebel Energia Comercializadora em 2004 somou 1.345 GWh.

Ainda em 2004, a Tractebel Energia venceu a licitação para exportar 500MW para a Argentina, no trimestre de junho a agosto.

Distribuição da energia contratada


2003
11%
3%
10%
76%
2004
16%
24%
15%
45%

Contratos iniciais
Distribuidoras (bilaterais)
Comercializadoras (bilaterais)
Consumidores Industriais (bilaterais)

Geração de negócios

Um dos elementos centrais para que a Companhia atingisse seu nível de contratação foi a estratégia adotada para as vendas aos consumidores livres. Ao final de 2004, a Tractebel Energia contabilizava um aumento significativo das vendas junto a esse segmento, com uma carteira de 65 clientes livres.

O desafio de aumentar a carteira de consumidores livres permanece como meta para os próximos anos. Para tanto, a Companhia mantém o compromisso para com seus clientes e adota uma política de fidelização que, entre outras opções, possibilita a adequação da compra de energia ao processo produtivo de cada consumidor, com contratos sob medida. Um dos serviços prestados no âmbito dessa política é a auditoria energética para clientes selecionados, que visa ganhos de eficiência na utilização de energia elétrica.

Implantação de Sistema de Informações para suporte as decisões

Foi implantado um Sistema de Comercialização e Negócios (SCN), que facilita o gerenciamento do processo de registro e coleta de informações relacionadas ao processo de comercialização de energia e ao desenvolvimento de projetos. O SCN funciona como um banco de dados descentralizado, onde as informações disponíveis em cada área envolvida são reunidas, de modo a serem posteriormente compartilhadas e utilizadas para fins de análise e decisões estratégicas.

Clientes orientam planos de ação

O Programa de Relacionamento com Clientes, um conjunto de ações direcionadas ao conhecimento do cliente e de suas necessidades, foi uma das inovações de 2004. Ao longo do ano, foram realizadas entrevistas com clientes industriais e as respostas serviram de base para a elaboração dos planos de ação, que possibilitaram melhorias no processo de atendimento.

O processo de integração com os consumidores foi ampliado com a visita de representantes de 18 clientes industriais à Unidade de Co-Geração Lages. A visita serviu também para divulgar o empreendimento que melhor caracteriza a preocupação da Companhia com o desenvolvimento sustentável.

Participação em eventos setoriais

A Tractebel Energia reuniu seus clientes em novembro de 2004 para o workshop Setor Elétrico – Contratação no Mercado Livre, durante o encontro que promoveu na cidade de São Paulo. A iniciativa teve como objetivo informar os consumidores industriais sobre as novas regras do setor.

A Empresa também participou de outros eventos envolvendo os principais agentes do mercado de energia elétrica, tais como o II Fórum Europeu, ao qual compareceu junto com as demais empresas do Grupo SUEZ no Brasil, e o 5º Encontro de Negócios de Energia, promovido pela Federação das Indústrias do Estado de São Paulo (Fiesp).

DESEMPENHO OPERACIONAL

Produção em 2004

A produção total de energia elétrica da Tractebel Energia em 2004 foi de 30.720,78 GWh. Esta geração superou em 13% os volumes obtidos no ano anterior. Nas usinas hidrelétricas, a produção total de energia foi 11% maior que a de 2003. Nas usinas termelétricas, que operaram principalmente para atendimento elétrico da região leste de SC, atendimento ao consumo de carvão determinado pela ANEEL e exportação de energia para a Argentina, a produção de energia em 2004 foi 23% superior aquela obtida em 2003.

A geração da Tractebel Energia representou 8,0 % de toda energia requerida pelo sistema elétrico interligado do país em 2004, e correspondeu a 46 % do consumo dos estados da região Sul.

Parque gerador da Tractebel Energia

Unidade de produção	Tipo	localização	capacidade nominal (MW)	geração total em 2004 (MWh) (*)
Salto Santiago	Hidrelétrica	Rio Iguaçu (PR)	1.420	6.954.097,96
Salto Osório	Hidrelétrica	Rio Iguaçu (PR)	1.078	4.815.815,78
Passo Fundo	Hidrelétrica	Rio Passo Fundo (RS)	226	713.769,776
Itá	Hidrelétrica	Rio Uruguai (SC e RS)	1.090,4 (#)	6.112.659,92
Machadinho	Hidrelétrica	Rio Uruguai (SC e RS)	382,5 (#)	4.442.518,52
Cana Brava	Hidrelétrica	Rio Tocantins (GO)	450	2.241.830,79
Total hidrelétricas			4.646,9	25.280.692,75
Complexo Jorge Lacerda	Termelétrica	Capivari de Baixo (SC)	857	4.514.281,68
Charqueadas	Termelétrica	Charqueadas (RS)	72	277.224,17
Alegrete	Termelétrica	Alegrete (RS)	66	0,00
William Arjona	Termelétrica	Campo Grande (MS)	190	635.209,81
Lages	Termelétrica	Lages (SC)	28	13.352,27
Total termelétricas			1.213,0	5.440.067,93
Total Tractebel Energia			5.859,9 (*)	30.720.760,68

(#) A capacidade instalada das usinas de Itá e Machadinho é 1.450 MW e 1.140 MW, respectivamente. Os valores apresentados na tabela correspondem à parte efetivamente pertencente a Tractebel Energia.
(*) A capacidade de fornecimento de energia elétrica, incluindo os contratos para compra de longo prazo (CIEN e ITASA), é de 6.201,73 MW.

Confiabilidade e desempenho

O programa anual de manutenção e revitalização das usinas corresponde às exigências do setor em termos de confiabilidade e desempenho, e absorveu investimentos da ordem de R$ 28 milhões em 2004.

A Companhia iniciou no exercício a execução de um projeto de revitalização da Usina Hidrelétrica Salto Osório, com investimento previsto de R$ 39,3 milhões, que contempla a reforma geral dos grupos geradores 1 a 4 e a reforma parcial dos grupos 5 e 6, num prazo de 50 meses. Em 2004, foi

10.01 - RELATÓRIO DA ADMINISTRAÇÃO

efetuada a reforma parcial do gerador 5 e começada a implantação do controle remoto das comportas do vertedouro e de um circuito fechado de TV.

No Complexo Termelétrico Jorge Lacerda foram revisadas a Unidade 5 da Usina Termelétrica Jorge Lacerda B e a unidade 1 da Usina Termelétrica Jorge Lacerda A, com a aplicação de R$ 4,2 milhões.

Também foi concluída a reforma dos transformadores da Usina Hidrelétrica Passo Fundo e substituído o sistema de proteção do gerador 2 da Usina Hidrelétrica Salto Santiago.

O sistema digital de telemedição e supervisão das usinas e do fornecimento aos consumidores livres foi ampliado, o que permitiu um controle mais eficiente dos parâmetros operacionais e o monitoramento da qualidade da energia entregue.

Conclusão da Unidade de Co-Geração Lages

Na Unidade de Co-Geração Lages, cuja operação comercial iniciou em dezembro de 2003, ficaram prontos o sistema de fornecimento de vapor aos clientes e as obras complementares. Primeira usina movida a biomassa de Santa Catarina, a maior da iniciativa privada no Brasil, a unidade tem 28 MW de potência instalada e capacidade de fornecimento de 25 t/h de vapor.

Por utilizar os resíduos de madeireiras da região como combustível, o sistema de operação da unidade foi aprovado pelo Banco Mundial como Mecanismo de Desenvolvimento Limpo (MDL), de acordo com o protocolo de Kyoto. Foi construída com investimentos de R$ 80 milhões, dos quais R$ 31 milhões de recursos próprios e R$ 49 milhões financiados pelo Banco Nacional de Desenvolvimento Econômico e Social (BNDES), repassados pelo Banco Regional de Desenvolvimento do Extremo Sul (BRDE).

Pesquisa e Desenvolvimento

A Tractebel Energia investe 0,25 % de sua receita líquida anual no Programa Anual de Pesquisa e Desenvolvimento, que favorece diversas instituições de pesquisa no Brasil, especialmente universidades, fundações e centros de pesquisa localizados nas áreas de atuação da Companhia, de modo a promover a interação das usinas e escritórios com a comunidade científica. Os projetos contemplam as áreas de meio ambiente, desenvolvimento tecnológico dos processos de geração de energia, eficiência de usinas e fontes renováveis de energia.

De 1999 a 2004, em cumprimento à Lei nº 9.991, sob fiscalização da ANEEL, a Tractebel Energia investiu mais de R$ 12 milhões em 76 projetos de pesquisa e desenvolvimento. Outros R$ 3 milhões foram destinados a projetos de pesquisa ambiental nas usinas hidrelétricas.

A ANNEL aprovou 15 projetos do programa de P&D da Companhia de 2004, no valor de R$ 1,82 milhão, dos quais aproximadamente 70% se destinaram à área de meio ambiente. Outros R$ 1,82 milhão foram depositados no Fundo Nacional de Desenvolvimento Científico e Tecnológico, administrado pelo FINEP/Ministério da Ciência e Tecnologia, totalizando, somente em 2004, a aplicação de R$ 3,64 milhões em pesquisa.

Tecnologia da Informação

A Tractebel Energia tem um parque de Tecnologia da Informação com 44 servidores e 650 PCs, distribuídos em sua Sede, nas unidades de produção de energia e no Escritório que mantém em São Paulo. Seu ambiente computacional é composto por um ERP (Enterprice Resource Planning) e diversos sistemas totalmente integrados, que garantem a disponibilidade e integridade das informações corporativas e atendem à totalidade de seu quadro funcional e aos principais processos da Companhia. Em 2004 o custo operacional de TI foi de 0,33% do faturamento total da Empresa.

Entre os avanços realizados no ano de 2004 merecem menção: (1) a implantação do Sistema de Comercialização e Negócios (SCN), que permite que as áreas de negócios da Companhia registrem os contatos e acompanhem as negociações com os clientes; (2) a revisão do Sistema de Custos (SCG), que aprimora o rateio e a identificação de custos das unidades; (3) a implantação do Portal Tractebel Energia e de seu novo sítio na internet, que aprimora a comunicação interna e possibilita o acesso às informações de medição de energia e qualidade aos clientes; (4) a integração do Sistema de Informações Hidrometereológicas (SIH) ao Sistema de Acompanhamento de Usinas (SAU), que facilita a utilização das informações do sistema; (5) a implantação do módulo de calibração de instrumentos em sistema de acompanhamento de manutenções (Sistema Maximo), que aumenta a confiabilidade das manutenções e atende a quesito da norma ISO 9001; (6) a integração dos sistemas da Companhia com o Sistema Topaz, de seu controlador, e (7) a definição e documentação dos diversos procedimentos ligados à Tecnologia da Informação, para compatibilizar o ambiente computacional da Tractebel Energia ao modelo de segurança de informações estabelecido pelo Grupo SUEZ, através do Information System Security Forum (ISSF).

DESEMPENHO FINANCEIRO

Ambiente econômico

No cenário internacional, as eleições nos Estados Unidos confirmaram as expectativas com o segundo mandato de George W. Bush. O Federal Reserve, banco central norte-americano, adotou uma política de aumento moderado da taxa de juros, que fechou o ano em 2,25% a.a.

Ao alcançarem patamares históricos em outubro, recuando em seguida, os preços internacionais do petróleo constituíram um importante fator para a alta dos preços nos mercados externo e interno.

A balança comercial brasileira apresentou salto recorde de US$ 33,7 bilhões, resultado 35,69% superior ao de 2003. O risco Brasil atingiu os 360 pontos-base ao final do ano, menor nível desde 1997. A inflação medida pelo IPCA fechou o ano em 7,6% a.a. e ultrapassou em 2,1 pontos percentuais a meta estabelecida pelo Banco Central, que era de 5,5%; permaneceu, contudo, dentro da margem de tolerância de 2,5 pontos percentuais. A taxa de juros básica da economia (Selic) atingiu os 17,75% a.a. em dezembro, tendo iniciado o ano em 16,5% a.a..

O Real acumulou, em 2004, uma variação positiva de 8,13% em relação ao Dólar, passando de R$ 2,8892/US$ em 31 de dezembro de 2003 para R$ 2,6544/US$ em 31 de dezembro de 2004.

10.01 - RELATÓRIO DA ADMINISTRAÇÃO

A atividade econômica se manteve em ritmo de recuperação, com crescimento estimado de 5,1% do Produto Interno Bruto (PIB). Pela primeira vez desde 1950, o PIB cresceu mais de 4% a.a., com inflação abaixo de 10% e com superávit comercial (*Folha Dinheiro,* 1 jan. 2005.)

Resultado do Exercício

A Companhia apurou em 2004 um lucro líquido de R$ 775,2 milhões, resultado 49,9% superior aos R$ 517,2 milhões apurados no exercício imediatamente anterior. A receita de energia no período de janeiro a dezembro de 2004 teve um crescimento de 38,4%, através da redução dos Contratos Iniciais em mais 25,0%, e com a venda dessa energia em contratos bilaterais para distribuidoras, comercializadoras e consumidores livres, com melhores preços, e exportação de energia para a Argentina e Uruguai. Os contratos foram corrigidos pelo IGPM, o que aumentou a receita na mesma proporção. O efeito cambial, com a valorização do real, impulsionou o resultado em R$ 35,2 milhões. O Programa de Redução de Custos implantado na companhia atingiu seu objetivo, permitindo um aumento de resultado, através de redução de custos. O Resultado de Eqüivalência Patrimonial, onde as controladas da Tractebel Energia como CEM, Itasa e Lages Bionergética contribuíram, juntas, com R$ 82,4 milhões no resultado da Companhia.

Principais indicadores (R$ mil)

Indicadores	2004	2003	%
Receitas operacionais líquidas	2.395.449	1.782.064	34,42
Lucro bruto	1.092.224	702.339	55,51
Margem Bruta	45,60%	39,41%	6,19 p.p.
Lajida (Ebitda)	1.070.883[1]	772.967[1]	38,54
Resultado do serviço	813.431	489.175	64,91
(Despesas) Receitas financeiras líquidas	(58.593)	20.912	(380,19)
Resultado operacional	830.486	605.076	37,25
Lucro líquido do exercício	775.192	517.154	49,90
Margem líquida	32,36%	29,02%	3,34 p.p.
Dividendos propostos	590.032	491.297	20,10
Ativos totais	5.132.553	5.003.124	2,59
Dívidas em moeda estrangeira	716.778	881.287	(18,67)
Dívidas em moeda nacional	366.318	435.945	(15,97)
Patrimônio líquido	2.786.956	2.601.796	7,12

(1) Lajda (Ebitda): Lucro Operacional + despesas financeiras + depreciação e amortização + amortização de ágio

10.01 - RELATÓRIO DA ADMINISTRAÇÃO

Valor adicionado e sua distribuição

O valor adicionado bruto gerado no exercício de 2004 foi de R$ 1.334,2 milhões, representando um acréscimo de 44,7 % em relação a 2003, cujo valor foi de R$ 922,2 milhões. O valor adicionado está distribuído conforme indicado nos gráficos a seguir, e foi superior em 42,7 % em relação ao exercício anterior.

2004 – R$ 1.301.460 mil


800.000
700.000
600.000
500.000
400.000
300.000
200.000
100.000
0
Empregados 7%
Financiadores 9%
Governo 24%
Acionistas 60%

2003 – R$ 912.072 mil


600.000
500.000
400.000
300.000
200.000
100.000
0
Empregados 9%
Financiadores 5%
Governo 29%
Acionistas 57%

A Demonstração do Valor Adicionado está apresentada no anexo I às Demonstrações Financeiras.

Comportamento do preço das ações

O desempenho dos papéis da Tractebel Energia na Bolsa de Valores de São Paulo (Bovespa) refletiu, em 2004, a boa performance geral da Companhia. A valorização do Real, que influenciou positivamente o resultado da Companhia, e os bons indicadores da economia brasileira, aliados a um cenário favorável nos mercados financeiros internacionais, levaram ao aumento do valor das ações. As ações do tipo ON tiveram uma valorização de 33% e as do tipo PNB subiram 81%, frente aos acréscimos de 6% no Índice de Energia Elétrica (IEE) e de 18% no Índice Bovespa (Ibovespa).

Aos acionistas foram pagos dividendos e juros sobre o capital próprio líquido que representaram, na média, uma remuneração de 9,25% em relação às cotações do início do período.

DESEMPENHO SOCIAL

Público Interno

A Tractebel Energia adota uma política de valorização e desenvolvimento das pessoas, com ações que possam aprimorar cada colaborador de forma integral. A gestão de Recursos Humanos fornece os instrumentos necessários para que todos obtenham a sua melhor performance, de maneira coerente com os valores, os princípios e as metas corporativas.

Os princípios adotados pela Companhia incluem a promoção da diversidade, por meio de normas escritas que proíbem práticas discriminatórias, regulam os processos de admissão e promoção e orientam sobre o encaminhamento da denúncia. Suas normas de seleção possuem critérios específicos de responsabilidade social, como proibição do trabalho infantil e relações e condições ambientais de trabalho adequadas.

Quadro de pessoal

O quadro de pessoal da Tractebel Energia, em 31/12/2004 era de 849 colaboradores, com tempo médio de empresa de 14,75 anos, idade média de 40,2 anos, e apresentando a seguinte distribuição:

Sexo	Empregados	%
Masculino	737	86,9
Feminino	112	13,1

Estado da Federação	Empregados	%
Santa Catarina	586	69,0
Rio Grande do Sul	150	17,7
Paraná	88	10,4
Goiás	14	1,7
Mato Grosso do Sul	9	1,0
São Paulo	2	0,2

Formação	Empregados	%
Universitária	295	35%
Curso Técnico – 2° Grau	290	34%
Outros cursos – 2° Grau	185	22%
1° Grau completo	79	9%

Renovação do quadro de pessoal

O programa de *trainees* é o principal instrumento de renovação do quadro de empregados. Três módulos ocorreram desde a criação do programa, em 2000, beneficiando 41 jovens profissionais de nível técnico e universitário, dos quais 83% foram efetivados como empregados. No final de 2004 houve um novo processo seletivo, para início em 2005. Foram selecionados 12 *trainees* de nível técnico, dentre 1.251 inscritos, e 17 *trainees* de nível universitário, dentre 4.059 inscritos.

Formação continuada

Cresceu o investimento no desenvolvimento dos empregados, com uma média de 118 horas de treinamento por pessoa em 2004. Em 2003, o investimento no desenvolvimento dos profissionais foi equivalente à média de 58,2 horas por pessoa.

Formação escolar

As políticas de apoio à formação escolar se consolidaram com critérios mais abrangentes de apoio financeiro. A Empresa cobre 100% das despesas com cursos do ensino fundamental e oferece auxílio de até 50% para cursos do ensino médio. Ao incentivo já existente aos cursos de MBA e pós-graduação somou-se, em 2004, o patrocínio de até 50% dos cursos de graduação, desde que compatíveis com os interesses empresariais e as perspectivas profissionais do empregado.

Saúde e segurança

No Complexo Termelétrico Jorge Lacerda e na Unidade de Co-Geração Lages começaram as avaliações dos riscos contemplados nos Programas de Prevenção de Riscos Ambientais (PPRAs), para a elaboração dos laudos técnicos sobre as condições ambientais de trabalho. Os laudos contemplam a identificação de riscos, o tempo de exposição, a intensidade e/ou concentração, bem como a necessidade do uso de equipamentos de proteção individual ou coletiva.

O trabalho, realizado dentro do projeto de implantação do Perfil Profissiográfico Previdenciário (PPP), vai atualizar os monitoramentos das condições ambientais e orientará a adoção de melhorias nos processos e ambientes de trabalho e o atendimento às exigências legais.

Avaliações similares serão realizadas em todas as áreas da Companhia até dezembro de 2005.

Participação nos resultados

No exercício de 2004 foram distribuídos aos empregados R$ 8,49 milhões a título de participação nos lucros de 2003. A distribuição foi proporcional à remuneração de cada colaborador e considerou o resultado das avaliações individuais de desempenho.

Gestão por competências

Todos os diretores e gerentes de unidade realizaram o segundo ciclo do diagnóstico de seu perfil profissional em 2004, atualizando seu Plano de Desenvolvimento Individual (PDI). O processo foi estendido, pelo Mapeamento 360°, para abranger 100% dos empregados que exercem função de coordenação (coordenadores, supervisores, chefes de equipe e chefes de turno) e todos os cargos da Diretoria de Produção.

Até o final do ano, 67% dos empregados haviam elaborado seu PDI. A meta é alcançar todo o quadro de colaboradores em 2005.

Plano de sucessão

Há prioridade para os talentos internos quando abrem vagas. Um Programa de Sucessão tem como meta identificar e preparar dois sucessores potenciais por posição gerencial, criando uma garantia para a sustentação qualificada das atividades a médio e longo prazo. Em 2004 a estrutura de cada área passou por uma verificação, identificando as perspectivas de vacância das posições gerenciais por conta das aposentadorias. Procedeu-se também ao mapeamento de competências do Grupo de Gerentes de Unidades, o que culminou na elaboração de um quadro sucessório para as posições de Diretoria e no planejamento de ações direcionadas para o desenvolvimento profissional.

Para 2005, o plano prevê o mapeamento das competências e o desenho do quadro de sucessores potenciais para as posições de Gerente de Unidade, com a elaboração do devido plano de desenvolvimento.

Política de remuneração

O plano de cargos e remuneração se fundamenta na retenção de talentos e na atratividade de mão-de-obra qualificada. A política de remuneração variável (participação nos resultados e bônus) é uma maneira de reconhecer e recompensar o desempenho diferenciado. Os valores dos salários pagos pela Companhia são periodicamente comparados com os praticados pelo mercado de trabalho para funções similares.

Participação acionária

Dos 849 empregados da Tractebel Energia, 689 aderiram ao SPRING, programa de compra facilitada de ações do Grupo SUEZ. O programa, focado exclusivamente nos colaboradores, é oferecido a cada dois anos com o propósito de estimular a coesão e o senso de pertencer ao grupo, ao mesmo tempo em que permite que os empregados se beneficiem diretamente com os resultados da Companhia.

Iniciativas de integração

A Tractebel Energia patrocinou a participação de dez empregados em eventos internacionais, além de incentivar a aprendizagem da língua inglesa, cobrindo em média 70% do valor do curso, no intuito de promover a integração dos colaboradores e de estimular seu senso de identidade com os processos e valores do Grupo SUEZ.

Pela primeira vez, um grupo de sete colaboradores participou de um dos maiores eventos de integração do Grupo SUEZ, a RAID – Corrida da Aventura, ocorrida em junho, nos Pirineus franceses.

A evolução dos sistemas de comunicação interna, inclusive em meio eletrônico, possibilitou divulgar informações de forma sistematiza e ágil. Todos os empregados têm acesso a um Portal Eletrônico, com informações gerais sobre a Companhia, a gestão de Recursos Humanos, incluindo informações pessoais, e a difusão de informações de interesse geral.

Outras iniciativas, como murais, jornais impressos e festas comemorativas disseminam informações e reforçam os valores da Tractebel Energia.

Plano de Previdência Privada

A Companhia oferece a todos os seus empregados um plano de previdência privada, como forma de atrair e manter um bom quadro de pessoal. Em 2004, a Secretaria de Previdência Complementar – SPC, vinculada ao Ministério da Previdência Social, aprovou a implantação de um novo plano de benefícios previdenciários, instituído na Modalidade de Contribuição Definida, destinado aos empregados e administradores da Tractebel Energia e de outras patrocinadoras que venham a firmar convênio com o novo plano.

Além dos benefícios previdenciários, a entidade instituída pela Tractebel Energia oferece ainda empréstimos pessoais com juros inferiores aos do mercado bancário.

Outros benefícios

Entre os benefícios oferecidos, merecem menção: (1) auxílio para recuperação da saúde concedido a todos os colaboradores e seus dependentes, com participação da Companhia em até 80% dos custos incorridos com assistência médica, odontológica e na aquisição de medicamentos; (2) seguro de vida em apólice coletiva contratada pela Empresa; (3) ajuda de custo para empregados com filhos excepcionais; (4) bonificação extra de 33% da remuneração nas férias; (5) triênio para empregados da carreira técnico operacional; (6) tíquete refeição sem descontos; (7) horário flexível; (8) transporte subsidiado em unidades descentralizadas; (9) check-up anual para todos os colaboradores, (10) programa de ginástica laboral; e (11) incentivo ao voluntariado.

10.01 - RELATÓRIO DA ADMINISTRAÇÃO

PROJETOS PARA A COMUNIDADE

A adoção de práticas de responsabilidade social faz parte da filosofia e dos objetivos da Tractebel Energia, que adota como foco as ações em favor de crianças em desvantagem social e o meio ambiente. Essa prática se manifesta pelo estímulo ao voluntário e pelo apoio material e de serviços a projetos, instituições e eventos voltados ao bem-estar de crianças e adolescentes, à educação e à saúde.

As iniciativas sócio-ambientais estão articuladas, freqüentemente, a outros projetos já realizados nas comunidades, e procuram apoiar ações em benefício da criança e do adolescente.

Compromisso com os fornecedores

Além de critérios básicos de respeito à legislação, as normas de seleção e avaliação de fornecedores da Companhia incluem critérios de responsabilidade social como proibição do trabalho infantil, relações de trabalho adequadas e adoção de padrões ambientais.

Dessa forma, são articulados programas e atividades que visam erradicar o trabalho infantil em sua cadeia produtiva, incluindo a sua proibição nos contratos com os fornecedores.

Projetos pela cidadania

? Convênio com o Complexo Ilha Criança, em Florianópolis (SC), que atinge mais de 3 mil menores carentes de zero a 18 anos, com extensão à família e à comunidade. Essa parceria existe há seis anos e, em 2004, a Companhia destinou ao projeto R$ 140 mil.

? O Programa Jovem Aprendiz, mantido em parceria com a Comissão do Bem-Estar do Menor de Tubarão (SC) e a com a Promenor de Florianópolis (SC), oferece bolsas de trabalho a 46 adolescentes, com idade entre 16 e 18 anos, preparando-os para o primeiro emprego.

? Cooperação financeira com as associações de Pais e Mestres da Escola Municipal Salto Osório (ensino pré-escolar e de 1ª a 4ª séries) e do Colégio Castro Alves (ensino fundamental e médio), situadas na vila residencial de Salto Osório (PR). O auxílio serve como complementação de renda aos professores e funcionários e para completar o quadro funcional dessas escolas.

? Apoio e participação no Seminário de Cidadania, Ética e Responsabilidade Sócio-Ambiental: o Desafio da Convergência Intersetorial, promovido pelo Centro de Referências em Cidadania, ética e Responsabilidade (Crescer), ONG com sede em Florianópolis (SC).

Educação

? Comunidades que vivem próximas às regiões dos empreendimentos da Tractebel Energia dispõem de cursos técnicos e de educação básica, de modo a ampliar seu bem-estar e facilitar seu acesso ao mercado de trabalho. São exemplos o Curso Técnico de Processos de Geração de Energia Elétrica, que formou 23 operadores, em convênio com o SENAI, e o curso de 8ª série que formou 27 empregados de empresas parceiras da Tractebel Energia, num convênio com o SESI, ambos realizados no Complexo Termelétrico Jorge Lacerda.

? Diversos programas ampliam o acesso à formação e complementação educacional de jovens e adultos. O Estágio Curricular, por exemplo, desenvolvido de forma integrada com entidades de ensino, permite a complementação educacional de alunos de cursos de 2° e 3° graus. O Curso Técnico de Operação de Usinas, realizado em parceria com o SENAI, qualifica técnicos em operação de usinas térmicas, com vagas gratuitas. A Conclusão do Ensino Fundamental, programa custeado pela Companhia, é uma oportunidade para empregados terceirizados do Complexo Termelétrico Jorge Lacerda, e o Inclusão Digital, realizado em parceria com o Conselho Regional de Administração de Santa Catarina (CRA-SC), está voltado para a integração e qualificação dos jovens.

? O projeto Junior Achievement tem a participação da Tractebel Energia em Santa Catarina. Seu objetivo é desenvolver o espírito empreendedor em alunos do 2° grau, despertando-os para outras possibilidades de vida profissional. Já foram atendidos mais de 14 mil jovens, que passam a entender melhor como funciona o mundo dos negócios.

? O programa de visita aos empreendimentos possui perfil educativo e estreita o relacionamento entre a Companhia e seus públicos. Destacamos a Usina Hidrelétrica Itá, que recebeu 11.000 visitantes, e o Complexo Jorge Lacerda, que recebeu 7.896 visitantes no ano, provenientes de escolas municipais e estaduais da região, de universidades, de órgãos públicos e da comunidade em geral.

Ações compensatórias

► Prosseguem as atividades associadas a programas sócio-ambientais e do reservatório da Hidrelétrica Cana Brava, situada no rio Tocantins (GO), em operação desde 2002. Uma escola e um Centro de Apoio ao Menor estão sendo construídos no município de Cavalcante, atingido pela obra, e os reassentados puderam participar de cursos de formação profissional, para ajudar na emancipação sócio-econômica das famílias.

? Um convênio com a Prefeitura de Minaçu (GO) provê a realização de aulas gratuitas de natação para as crianças da comunidade atingida pelo reservatório da hidrelétrica Cana Brava e para os alunos da rede pública de ensino, para integrá-los ao novo ambiente formado com o lago.

Estímulo ao voluntariado

? O Programa Voluntários Proação realiza projetos pela cidadania no Complexo Ilha Criança, entidade pública municipal de Florianópolis (SC) que atende crianças e adolescentes em situação de risco social. Colaboradores da Tractebel Energia, aposentados e familiares participam como voluntários, com o patrocínio da Empresa e da sua fundação previdenciária, a Previg.

? Participação voluntária de empregados do Complexo Jorge Lacerda em Programa com objetivo de diminuir a evasão escolar após a 8ª série, implementado nas escolas públicas de Capivari de Baixo (SC).

Doações e Apoios

Recursos financeiros e equipamentos foram doados para inúmeras instituições educacionais, hospitalares e de beneficência. Apenas para equipamentos e materiais, como computadores, tijolos, papel, casas e barcos, foram destinados R$ 297,4 mil. Diversos eventos também receberam apoio da Companhia. Alguns exemplos:

? Auxílio de R$ 100 mil a hospital situado no Município de Lages (SC).

? Doação de R$ 50 mil à Associação Edson Filho, em Tubarão (SC), para a aquisição de instrumentos para uma Banda Musical e a manutenção do Projeto Ação Pedagógica Especializada às Crianças e Adolescentes Especiais e Carentes do Centro de Integração Humana.

? Patrocínio ao coral, ao conjunto musical e ao grupo de teatro do Projeto Viver em Harmonia, no Colégio Estadual Iraci Sale Strozak, em Rio Bonito do Iguaçu (PR), que procura estimular o gosto pela arte.

? Convênios para o repasses de recursos às APAEs de Itá (SC), de Aratiba (RS) e de Florianópolis (SC).

? Doação de uma área de 323 hectares para o INCRA, para a reforma agrária no município de Água Doce (SC).

? Doações para associações de empregados, com objetivo de incentivar a adoção de práticas saudáveis, beneficiando além dos atuais colaboradores e seus dependentes os ex-colaboradores aposentados.

? Patrocínio Campanha do Agasalho na região de Florianópolis (SC) e Sul do Estado, em parceria com RBS-TV.

? Patrocínio de programas de televisão divulgando o trabalho de entidades de assistência social na região da Grande Florianópolis (SC), em parceria com a Rede Record.

? Apoio à Associação dos Dirigentes de Vendas do Brasil - SC – em atividades como Almoço de Idéias e Prêmio Empresa Cidadã.

Patrocínios culturais

Diferentes eventos de cultura em diversos estados e municípios receberam patrocínio, alguns deles através da Lei Rouanet ou pela Lei do Audiovisual, privilegiando projetos de resgate cultural, inserção social e educação ambiental. Alguns exemplos:

? Livro *Capivari de Baixo, Capital Termelétrica da América Latina,* de Vilson Francisco Farias, relacionando a história do município com a implantação do Complexo Termelétrico Jorge Lacerda.

? Curta-metragem *A noite brava,* de Chico Faganello, sobre a imigração alemã no Brasil.

? III Mostra de Cinema Infantil de Florianópolis.

? Festival Internacional de Cinema e Vídeo Ambiental de Goiás – IV FICA.

? Se Liga no Futuro Minaçu, projeto do Governo do Estado de Goiás.

10.01 - RELATÓRIO DA ADMINISTRAÇÃO

? Filme *Diário de um Novo Mundo*, pela Lei do Audiovisual.

? Livro *Florianópolis, a 10ª Ilha dos Açores: o encontro das origens,* de Joel Pacheco, em parceria com o CREA-SC.

? Apoio ao Balet Bolshoi, de Joinville (SC).

? Apoio ao Jornal Diário Catarinense na edição do encarte "Potencial SC", com informações sobre a economia e potencial das diversas regiões do Estado.

? Apoio FACISC – Federação das Associações Comerciais e Industriais de Santa Catarina no Projeto Empreender.

BALANÇO SOCIAL

	2004	2003
1. BASE DE CÁLCULO	**R$ mil**	**R$ mil**
1.1 - Receita Líquida	2.395.449	1.782.064
1.2 - Resultado Operacional	830.486	605.076
1.3 - Folha de Pagamento Bruta	78.462	60.489

2. INDICADORES SOCIAIS INTERNOS	**R$ mil**	**% sobre a Folha de Pagamento Bruta**	**% sobre o Receita Líquida**	**R$ mil**	**% sobre a Folha de Pagamento Bruta**	**% sobre o Receita Líquida**
2.1 - Alimentação	4.363	5,56	0,18	3.826	6,32	0,21
2.2 - Encargos Sociais Compulsórios	22.789	29,04	0,95	21.157	34,98	1,19
2.3 - Previdência Privada	9.909	12,63	0,41	8.573	14,17	0,48
2.4 - Previdência Privada - Conversão Aposentadoria Especial em Aposentadoria por Tempo de Serviço	23.435	29,87	0,98	24.993	41,32	1,40
2.5 - Saúde	3.982	5,08	0,17	3.421	5,66	0,19
2.6 - Educação	2.266	2,89	0,09	1.753	2,90	0,10
2.7 - Participação nos Lucros ou Resultados	6.499	8,28	0,27	8.500	14,05	0,48
2.8 - Outros Benefícios	1.092	1,39	0,05	912	1,51	0,05
TOTAL (2.1 a 2.8)	**74.335**	**94,74**	**3,10**	**73.135**	**120,91**	**4,10**

3. INDICADORES SOCIAIS EXTERNOS	**R$ mil**	**% sobre o Resultado Operacional**	**% sobre o Receita Líquida**	**R$ mil**	**% sobre o Resultado Operacional**	**% sobre o Receita Líquida**
3.1 - Impostos (excluídos encargos sociais)	235.033	28,30	9,81	193.161	31,92	10,84
3.2 - Contribuição p/a Sociedade/Investimentos na Cidadania	7.457	0,90	0,31	3.787	0,63	0,21
TOTAL (3.1 a 3.2)	**242.490**	**29,20**	**10,12**	**196.948**	**32,55**	**11,05**

4. INDICADORES AMBIENTAIS	**R$ mil**	**% sobre o Resultado Operacional**	**% sobre o Receita Líquida**	**R$ mil**	**% sobre o Resultado Operacional**	**% sobre o Receita Líquida**
4.1 - Relacionados com a operação da Empresa	5.054	0,61	0,21	3.970	0,66	0,22
4.2 - Relacionados com projetos em curso	220	0,03	0,01	332	0,05	0,02
TOTAL (4.1 a 4.2)	**5.274**	**0,64**	**0,22**	**4.302**	**0,71**	**0,24**

5. INDICADORES DO CORPO FUNCIONAL	**Quantidade**	**Quantidade**
5.1 - Nº de empregados no final do exercício	849	844
5.2 - Nº de admissões durante o exercício	21	14
5.3 - Nº de estagiários durante o exercício	50	40

DESEMPENHO AMBIENTAL

O controle dos riscos ambientais é um dos princípios básicos da Tractebel Energia. A Companhia estabelece planos de gestão e patrocina pesquisas para minimizar os impactos dos seus empreendimentos, controlar a emissão e deposição de resíduos, preservar os recursos naturais, recuperar áreas ou ecossistemas degradados e proporcionar benefícios às populações que vivem nas áreas de influência das usinas. A educação ambiental é uma aliada permanente dos projetos da Companhia, que também participa dos comitês de gestão ambiental formados nas suas áreas de atuação.

Nas usinas termelétricas, a Companhia adota um grande conjunto de atividades de monitoramento da qualidade do ar e das águas, bem como procedimentos técnicos de controle de emissões, como o sistema de retenção de partículas suspensas (precipitadores eletrostáticos), o reaproveitamento de resíduos (cinzas leves na produção de cimento) e o depósito de cinzas pesadas em aterros controlados.

No caso da produção hidrelétrica, o elenco de mais dez itens de monitoramento constante inclui desde a qualidade das águas até uma vigilância ambiental e patrimonial permanente das águas e do entorno dos lagos artificiais, de modo a evitar a degradação dos novos ambientes formados pela implantação das usinas.

Apresentamos a seguir exemplos de ações realizadas diretamente ou que tiveram o apoio da Companhia:

Recuperação de ecossistemas

? Três mil piracanjubas foram soltas no rio Uruguai em maio. O peixe estava extinto na região havia 40 anos e a soltura foi possível após uma inédita procriação em laboratório, realizada pelo Laboratório de Biologia e Cultivo de Peixes de Água Doce (LAPAD), da Universidade Federal de Santa Catarina (UFSC). O repovoamento é parte do programa de ictiofauna da hidrelétrica Itá, realizado pela Tractebel Energia em parceria com o LAPAD.

? Continuação do processo de recuperação de antigas áreas degradadas existentes próximas ao Complexo Jorge Lacerda, não pertencentes à Tractebel Energia.

? Investimento de cerca de R$ 1,2 milhões em Pesquisa & Desenvolvimento em programas relacionados à ictiofauna, qualidade da água, corredores ecológicos, concentração de ozônio e biomassa para geração de energia elétrica e vapor.

Plantio de árvores

? Doação de 17 mil mudas de árvores nativas e frutíferas, produzidas no Horto Florestal do Complexo Jorge Lacerda, para as prefeituras da região, associações e escolas.

? Doação e plantio de mudas para o projeto paisagístico da Unidade de Tratamento de Resíduos Urbanos e arborização de ruas no município de Charqueadas (RS).

10.01 - RELATÓRIO DA ADMINISTRAÇÃO

? Plantio de 1,5 mil mudas de árvores nativas, ornamentais e frutíferas, no Complexo Jorge Lacerda, acompanhado pela adubação das 7 mil mudas já em fase de crescimento.

? Manutenção e reposição de árvores às margens do Rio Ibirapuitã, dentro dos limites da Usina Termelétrica Alegrete, em projeto de recuperação da mata ciliar.

Reciclagem

? Coleta de 6,12 mil quilos de papel e de 3,24 mil quilos de plástico reciclados nos diversos escritórios do Complexo Jorge Lacerda. A venda foi revertida, por doação, ao Centro de Apoio ao Menor e Adolescente Carente de Capivari de Baixo (CEACA).

Participação regional

? Participação em reuniões, nos municípios próximos à Usina Termelétrica Charqueadas, para a criação de um Plano de Ação Mútuo desenvolvido por empresas, Polícia Civil, Brigada Militar e Hospital de São Jerônimo, para atender acidentes ou emergências ambientais.

? Apresentação às entidades representativas locais das atividades relacionadas à preservação, recuperação e educação ambiental ocorridas na Usina Hidrelétricas Salto Santiago e na Usina Hidrelétrica Salto Osório.

? Participação nos comitê de gerenciamento das bacias do Rio Ibicuí e do Rio Jacuí.

Disseminação de informações

? Lançamento e distribuição do Catálogo Ilustrado de Peixes do Alto Uruguai e do CD "Ações Integradas e Programas de Ictiofauna no Alto Uruguai", projeto desenvolvido na Usina Hidrelétrica Ita e na Usina Hidrelétrica Machadinho.

? Edição e distribuição de informes ambientais, encartados no jornal Diário Catarinense, do Programa Vida de Rio na região das usinas do Rio Uruguai.

Controle de resíduos

? Instalação de torre meteorológica na Estação de Monitoramento Ambiental Jacuí, que mede parâmetros como temperatura, umidade, velocidade e direção do vento.

? Centralização digital dos dados de monitoramento ambiental no Complexo Jorge Lacerda, com a interligação das estações de monitoramento e as salas de comando das usinas.

? Aquisição de analisador contínuo de material particulado no ar ambiente, para instalação na cidade de Tubarão no primeiro semestre de 2005. Na Usina Termelétrica Charqueadas, foram feitas melhorias nos controladores de tensão para os transformadores de precipitador eletrostático da Unidade 3, para reduzir as emissões atmosféricas.

? Conclusão do novo sistema de transporte de cinzas pesadas do Complexo Jorge Lacerda, com a redução dos riscos de vazamentos de cinzas, e conclusão das novas Bacias de Cinzas Pesadas da usinas.

? Reurbanização dos pátios de carvão do Complexo Jorge Lacerda, com redução da área de estocagem.

? Elementos dos bancos de baterias, lâmpadas fluorescentes e resíduos de lã de rocha descartados são encaminhados a empresas especializadas na destinação desses resíduos.

? Construção de um separador água/óleo que impede a contaminação dos mananciais, em caso de vazamento, na Usina Termelétrica Alegrete.

Educação ambiental e apoio

? Suporte às comunidades de Minaçu e Cavalcante (GO) com o programa de educação ambiental e atividades cooperativas, em especial para a ONG Agentes Ambientais Defensores da Vida, que envolve 5 mil pessoas.

? Suporte à comunidade de Nova Lima, em Campo Grande (MS), no programa de educação ambiental, suprimento de água e projetos sanitários.

? Patrocínio de programa sobre o Rio Uruguai – RBS-TV, com objetivo de divulgar sua história e condições.

? Patrocínio Projeto "Caminhos da Natureza" – TV O Estado, com objetivo de divulgar áreas de preservação permanente no Estado de Santa Catarina.

? Patrocínio Programa "Serra Ecológica" – Rede TV-Sul, com informações sobre a serra catarinense.

? Apoio ao projeto "Mês da Baleia Franca", em Santa Catarina.

PRÊMIOS E DESTAQUES NO EXERCÍCIO

? Diploma de Destaque Nacional em Desenvolvimento Sustentável concedido ao presidente da Tractebel Energia, Manoel Arlindo Zaroni Torres, pelo Instituo Ambiental Biosfera.

? Prêmio Fritz Müller, concedido pela Fundação de Meio Ambiente do Estado de Santa Catarina (FATMA), pelo projeto da Unidade de Co-Geração Lages.

? Maior Crescimento em Vendas no ranking do Anuário Expressão Maiores do Sul - 2004.

? Maior Patrimônio Líquido no Ranking Grandes & Líderes 2004, da revista Amanhã.

? Certificado por Mérito na 1ª Pesquisa de Responsabilidade Social da Região Sul, sendo Destaque no quesito Público Interno, em pesquisa realizada em parceria da revista Expressão e a Associação Social Dharma, com apoio do Instituto ETHOS – Empresas e Responsabilidade Social.

? Melhor Empresa na categoria Gestão Financeira no Setor de Gás e Energia do Prêmio As Melhores da Dinheiro 2004, concedido pela revista Isto É Dinheiro.

? Prêmio Expressão de Ecologia 2004, com o *case* "Ações e programas de ictiofauna no Alto Rio Uruguai", na categoria Conservação de Recursos Naturais.

10.01 - RELATÓRIO DA ADMINISTRAÇÃO

PERSPECTIVAS

O cenário é de consolidação do novo modelo do setor elétrico brasileiro, com uma agenda de leilões de energia existente e de energia nova que será decisiva para que se defina a situação do mercado brasileiro de energia elétrica para os próximos anos.

No Brasil, a demanda de energia elétrica cresce em torno de 5% a 6% ao ano e há, por isso, uma necessidade premente de investimentos na expansão do parque gerador. A Tractebel Energia, por sua vez, possui o firme propósito de ampliar sua fatia de participação no total da energia elétrica gerada no País, para além dos 8% atuais.

Por isso, desde que se confirmem às expectativas favoráveis no que se refere às regras e leilões do setor, a Companhia pretende desenvolver em 2005 um conjunto de obras substanciais para preservar a qualidade de seus serviços e ampliar sua capacidade instalada, consolidando e ampliando sua atuação no mercado setorial.

A construção de duas novas usinas também podem ser iniciadas. Uma delas é a Usina Hidrelétrica São Salvador, com 241 MW de capacidade instalada, a ser construída no Rio Tocantins (TO), que já recebeu do Ibama a Licença Prévia de Instalação. Outra, também no rio Tocantins, é a Usina Hidrelétrica Estreito, com 1.087 MW de capacidade, em que a Tractebel Energia participa com 30% do consórcio de empresas.

Além desses dois projetos de grande porte, a Companhia mantém negociações em torno da implantação de novas unidades de co-geração, utilizando biomassa, e de pequenas centrais hidrelétricas (PCHs). Ainda em 2005, destinará investimentos significativos para a melhoria da Usina Hidrelétrica Salto Osório, da Usina Termelétrica Charqueadas e do Complexo Jorge Lacerda, com uma revigoração substancial no parque já existente.

A isso se associa uma política de investimento no capital humano, um reforço da transparência, credibilidade e qualidade corporativas e uma proposta clara de oferecer soluções sob medida aos consumidores de energia elétrica, com foco na conquista e na fidelização dos clientes industriais.

Desse modo a Tractebel Energia, que tem projetos, disponibilidade financeira e mesmo licenças ambientais concedidas, ingressa em 2005 em clima promissor, disposta a aumentar sua participação no mercado, dentro de seu compromisso com a flexibilidade e a qualidade dos serviços prestados.

Florianópolis, 07 de março de 2005.

A Administração.

11.01 - NOTAS EXPLICATIVAS

ANEXO I - DEMONSTRAÇÕES DO FLUXO DE CAIXA DOS EXERCÍCIOS FINDOS EM 31 DE DEZEMBRO

(em milhares de reais)

	Controladora		Consolidado	
	2004	2003 (não auditada)	2004	2003 (não auditada)
Atividades operacionais				
Lucro líquido do exercício	775.192	517.154	775.192	517.154
Despesas (receitas) que não afetam o capital circulante líquido:				
Depreciação e amortização	175.057	182.057	223.487	227.637
Juros de longo prazo	(5.931)	9.384	11.485	30.016
Variação monetária de longo prazo	(31.205)	(116.641)	(32.618)	(161.212)
Resultado de equivalência patrimonial	(82.394)	(101.735)	-	254
Amortização de ágio	6.746	6.746	6.746	6.746
Provisão (reversão) de despesas de longo prazo, líquida	72.656	(46.137)	74.214	(45.420)
Imposto de renda e CSLL diferidos	30.550	121.649	25.845	131.719
Ressarcimento parcial custo de energia livre – MAE	-	397	-	397
Resultado na baixa de bens do imobilizado	3.017	(2.285)	3.167	(2.284)
	943.688	**570.589**	**1.087.518**	**705.007**
Variações no ativo circulante				
Consumidores e concessionárias	(2.338)	385.964	(5.321)	399.472
Provisão para créditos de liquidação duvidosa	(12.133)	142.949	(12.095)	143.720
Recursos vinculados a pagamentos de obrigações	27.203	(27.203)	27.203	(27.203)
Dividendos a receber de controladas	44.665	(52.778)	-	-
Adiantamento a fornecedores	54.586	(29.309)	28.977	(14.599)
Tributos e contribuições sociais, líquidos da provisão para perdas	(22.091)	48.753	(23.916)	54.318
Ativo fiscal diferido	(281)	31.436	3.516	36.997
Despesas antecipadas	5.044	10.169	50.395	(13.952)
Outros	684	4.488	133	4.796
	95.339	**514.469**	**68.892**	**583.549**
Variações no passivo circulante				
Fornecedores	29.920	(76.253)	27.347	(93.462)
Dividendos e juros sobre o capital próprio	111.842	441.203	111.842	441.203
Empréstimos, financiamentos e debêntures	(189.223)	(415.560)	(270.377)	(502.148)
Tributos e contribuições sociais	53.463	(2.130)	57.691	1.140
Adiantamento de clientes	-	-	(22.973)	12.785
Provisão para contingências	(12.106)	(14.413)	(11.375)	(14.413)
Benefícios pós-emprego	(38.659)	(27.209)	(38.659)	(27.209)
Obrigações estimadas	(66.867)	(66.371)	(66.871)	(66.332)
Passivo fiscal diferido	(8.987)	(121.915)	(8.987)	(121.915)
Operações com derivativos	18.984	-	28.002	-
Outros	8.721	(7.801)	6.055	(6.107)
	(92.912)	**(290.449)**	**(188.305)**	**(376.458)**

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11.01 - NOTAS EXPLICATIVAS

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Aplicações no realizável a longo prazo				
Adiantamentos a fornecedores	-	(28.349)	-	(12.286)
Tributos e contribuições sociais a recuperar	(2.337)	(26.080)	(6.330)	(26.741)
Cauções e depósitos vinculados	-	(7.356)	(13.966)	(63.293)
Concessionários de energia elétrica	(22.314)	-	(22.314)	-
Alienação de bens e direitos	(28.000)	-	(28.000)	-
Títulos e valores mobiliários	(35.550)	-	(35.550)	-
Ativo fiscal diferido	-	(94.127)	-	(94.127)
Outros realizáveis a longo prazo	(4.400)	(4.560)	(4.402)	(26.327)
	(92.601)	(160.472)	(110.562)	(222.774)
Aumento do exigível a longo prazo				
Financiamento de aquisição de energia e adiantamento de clientes	-	4.660	-	10.364
Total das atividades operacionais	853.514	638.797	857.543	699.688
Atividades de investimento				
Integralização de capital em controladas	(974)	(38.394)	-	-
Aplicação no imobilizado e diferido	(29.926)	(16.949)	(38.053)	(87.082)
Créditos de PIS/COFINS s/ depreciação e amortização	1.131	999	1.656	1.496
Reversão /dividendos a receber de controladas	(44.665)	52.778	-	-
Venda de ativo imobilizado	29.190	-	29.190	-
Total das atividades de investimentos	(45.244)	(1.566)	(7.207)	(85.586)
Atividades de financiamento				
Empréstimos e financiamentos	-	-	13.771	49.163
Dividendos intermediários	-	(184.360)	-	(184.360)
Dividendos propostos	(590.032)	(491.297)	(590.032)	(491.297)
Resgate de cauções e depósitos vinculados	-	-	20.463	-
Recuperação de PIS/COFINS s/ despesas financeiras de longo prazo	-	(2.071)	404	(1.690)
Total das atividades de financiamentos	(590.032)	(677.728)	(555.394)	(628.184)
Total dos efeitos no caixa	218.238	(40.497)	294.942	(14.082)
Caixa e equivalentes				
Saldo inicial	301.392	341.889	347.045	361.127
Saldo final	519.630	301.392	641.987	347.045
	218.238	(40.497)	294.942	(14.082)

11.01 - NOTAS EXPLICATIVAS

ANEXO II – DEMONSTRAÇÕES DO VALOR ADICIONADO
DOS EXERCÍCIOS FINDOS EM 31 DE DEZEMBRO
(em milhares de reais)

	Controladora		Consolidado	
	2004	2003 (não auditada)	2004	2003 (não auditada)
GERAÇÃO DO VALOR ADICIONADO				
Receitas de vendas, serviços e outras	2.294.260	1.659.201	2.375.616	1.725.923
Reversão/provisão para créditos de liquidação duvidosa	12.133	(142.949)	12.095	(143.720)
Subvenção de combustível – CCC	286.194	226.856	286.194	226.856
Resultado não operacional	(3.017)	2.569	(3.035)	2.682
(-) Insumos				
Materiais	(16.840)	(9.633)	(17.931)	(10.068)
Serviços de terceiros	(59.293)	(49.116)	(66.568)	(54.289)
Combustível para produção de energia – CCC	(275.502)	(223.129)	(275.502)	(223.129)
Combustível p/prod. de energia sem subvenção	(134.666)	(77.346)	(136.933)	(77.346)
Energia elétrica comprada para revenda	(579.341)	(504.573)	(302.956)	(250.858)
Seguros	(8.434)	(14.058)	(10.752)	(15.265)
Encargos de conexão	(106.636)	(38.603)	(134.899)	(61.683)
Outros	(74.616)	92.973	(85.598)	91.800
	(1.255.328)	(823.485)	(1.031.139)	(600.838)
VALOR ADICIONADO BRUTO	**1.334.242**	**922.192**	**1.639.731**	**1.210.903**
Depreciação, amortização	(175.057)	(182.057)	(223.487)	(227.637)
VALOR ADICIONADO LÍQUIDO GERADO	**1.159.185**	**740.135**	**1.416.244**	**983.266**
VALOR ADICIONADO RECEBIDO EM TRANSFERÊNCIA				
Receitas financeiras	59.881	70.202	78.173	78.245
Resultado da equivalência patrimonial	82.394	101.735	-	(254)
VALOR ADICIONADO A DISTRIBUIR	**1.301.460**	**912.072**	**1.494.417**	**1.061.257**

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11.01 - NOTAS EXPLICATIVAS

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DISTRIBUIÇÃO DO VALOR ADICIONADO

	Controladora				Consolidado			
	2004	%	2003	%	2004	%	2003	%
Remuneração:								
Do trabalho								
Remuneração e encargos	68.987	5,30	55.716	6,11	70.433	4,71	57.203	5,39
Benefícios	17.982	1,38	16.003	1,75	18.155	1,22	16.125	1,52
Participação	6.500	0,50	8.500	0,93	6.500	0,43	8.500	0,80
	93.469	**7,18**	**80.219**	**8,79**	**95.088**	**6,36**	**81.828**	**7,71**
Do capital de terceiros								
Encargos e variações monetárias	67.704	5,20	27.362	3,01	185.654	12,42	87.519	8,25
Outras desp. financ.	46.799	3,60	17.641	1,93	63.660	4,26	21.252	2,00
Aluguéis	4.458	0,34	2.952	0,32	5.112	0,35	3.335	0,31
	118.961	**9,14**	**47.955**	**5,26**	**254.426**	**17,03**	**112.106**	**10,56**
Do governo								
Impostos, taxas e contribuições	200.188	15,38	117.232	12,86	208.940	13,98	136.376	12,85
Encargos setoriais	61.373	4,71	59.021	6,47	74.928	5,01	70.443	6,64
IR e CSLL	52.277	4,02	90.491	9,92	85.843	5,75	143.350	13,51
	313.838	**24,11**	**266.744**	**29,25**	**369.710**	**24,74**	**350.169**	**33,00**
Do capital próprio								
Reserva legal	38.760	2,98	25.857	2,83	38.760	2,59	25.857	2,44
Dividendos e juros s/o capital próprio	590.032	45,34	491.297	53,87	590.032	39,48	491.297	46,29
Lucro retido	146.400	11,25	-	-	146.400	9,80	-	-
	775.192	59,57	517.154	56,70	775.192	51,87	517.154	48,73
	1.301.460	**100,00**	**912.072**	**100,00**	**1.494.417**	**100,00**	**1.061.257**	**100,00**

RELAÇÃO DAS NOTAS EXPLICATIVAS

11.01 - NOTAS EXPLICATIVAS

NOTA 1 – CONTEXTO OPERACIONAL

A Companhia é concessionária de uso de bem público, na condição de produtor independente, com sede em Florianópolis – SC, e tem como atividade a geração e comercialização de energia elétrica, cuja regulamentação está subordinada à Agência Nacional de Energia Elétrica – ANEEL, vinculada ao Ministério de Minas e Energia.

Sua capacidade instalada, incluindo a propriedade indireta das UHEs Itá e Cana Brava e da Unidade de Cogeração Lages, é de 5.859 MW, dos quais 79,30% em usinas hidrelétricas e 20,70% em termelétricas, compostos pelo seguinte parque gerador em operação: UHE Salto Osório (PR), UHE Salto Santiago (PR), UHE Passo Fundo (RS), UHE Itá (RS/SC), UHE Machadinho (SC/RS), UHE Cana Brava (GO), UTE Charqueadas (RS), UTE Alegrete (RS), UTE William Arjona (MS), Complexo Termelétrico Jorge Lacerda (SC) e Unidade de Cogeração Lages (SC).

A capacidade de fornecimento de energia elétrica da Companhia, incluindo os contratos para compra de longo prazo firmados com a controlada Itá Energética S.A. - ITASA e com a Companhia de Interconexão Energética – CIEN, é de 6.202 MW.

As concessões e autorizações detidas pela Companhia e suas controladas estão relacionadas na Nota 8-d.

O controle acionário da Companhia pertence à Tractebel EGI South America Ltda., empresa constituída no Brasil sob o controle da Suez-Tractebel Sociètè Anonyme, com sede em Bruxelas, Bélgica, integrante do Grupo Suez, sediado na França.

A Companhia é controladora da Companhia Energética Meridional – CEM, detendo 99,99% das ações representativas de seu capital social, a qual é detentora da concessão da usina hidrelétrica Cana Brava, localizada no Rio Tocantins, Estado de Goiás. A Companhia detém, também, o controle compartilhado, com a Companhia Siderúrgica Nacional – CSN, da empresa Itá Energética S.A. – ITASA, da qual possui 48,75% do capital votante. A ITASA é uma SPE – Sociedade de Propósito Específico constituída para construir e explorar, em parceria, através de consórcio, a usina hidrelétrica Itá, localizada no Rio Uruguai, na divisa dos Estados de Santa Catarina e Rio Grande do Sul. Detém, ainda, 99,99% das quotas de capital da Lages Bioenergética Ltda., a qual detém autorização para explorar a unidade de cogeração Lages, no Município de Lages (SC). As principais características das controladas e de seus empreendimentos estão descritas na Nota 7-b.

NOTA 2 – APRESENTAÇÃO DAS DEMONSTRAÇÕES FINANCEIRAS

Todos os valores apresentados (textos e tabelas) nas demonstrações financeiras e nas Notas Explicativas estão expressos em Reais mil, exceto onde indicado de maneira diferente.

A Companhia está apresentando, nos Anexos I e II às demonstrações financeiras, as demonstrações do fluxo de caixa e do valor adicionado, respectivamente.

Objetivando propiciar maior clareza na apresentação dos detalhamentos de saldos patrimoniais em Notas Explicativas, as contas ativas e passivas não existentes nas controladas estão sendo

apresentadas exclusivamente sob o título "Controladora", cujos valores são idênticos aos saldos consolidados.

As demonstrações financeiras da controladora e consolidadas estão em consonância com os princípios e práticas contábeis adotadas no País. As principais práticas contábeis adotadas pela Companhia para a elaboração das demonstrações financeiras estão descritas a seguir:

Reconhecimento dos efeitos inflacionários

Estão refletidos somente os efeitos das variações monetárias sobre ativos e passivos indexados em função de disposições legais e contratuais. Em conformidade com as disposições da Lei nº 9.249, de 26.12.1995, a partir de janeiro de 1996 foi extinta a sistemática de correção monetária. Desta forma, os valores correspondentes ao ativo permanente e ao patrimônio líquido estão corrigidos somente até 31.12.1995.

Critérios gerais de avaliação

a) Ativos circulante e realizável a longo prazo

Os títulos e valores mobiliários são registrados ao custo acrescido dos rendimentos auferidos até a data do balanço. Os valores contábeis, caso excedam os preços médios de mercado, são ajustados através de constituição de provisão;

a provisão para créditos de liquidação duvidosa está associada a créditos decorrentes de operações realizadas no âmbito do Mercado Atacadista de Energia Elétrica – MAE. As demais contas a receber possuem garantias ou ausência de histórico de perdas, não justificando o registro de provisão (ver Nota 4);

o imposto de renda e a contribuição social diferidos (ativo fiscal diferido) são calculados às alíquotas de 25% e 9%, respectivamente, vigentes na data do balanço, e são reconhecidos com base em prejuízos fiscais e diferenças temporárias. A segregação entre circulante e realizável a longo prazo obedece à expectativa de realização dos valores que lhe dão origem;

os materiais em estoque estão registrados ao custo médio ponderado de aquisição, que não excede o valor de mercado;

os ativos indexados são atualizados até a data do balanço.

b) Permanente

Os investimentos em sociedades controladas e controlada em conjunto são avaliados pelo método da equivalência patrimonial e os demais investimentos são reconhecidos ao custo de aquisição, que não excede o valor de mercado;

o imobilizado é registrado ao custo de aquisição ou construção. A depreciação é calculada pelo método linear, com base nas taxas anuais constantes da tabela anexa à Resolução ANEEL nº 002, de 24.12.1997, e nº 044, de 17.03.1999, tomando-se por base os saldos contábeis registrados nas Unidades de Cadastro – UC que compõem os empreendimentos, conforme determina a Portaria DNAEE nº 815, de 30.11.1994. As taxas médias anuais de depreciação apuradas pela Companhia e suas controladas, em consonância com os citados atos normativos, estão demonstradas na Nota 8-a;

os juros e demais encargos financeiros e efeitos inflacionários decorrentes dos financiamentos obtidos de terceiros, efetivamente aplicados nas imobilizações em curso, são computados como custo do respectivo imobilizado;

até 31.12.1998 foram capitalizados juros sobre o capital próprio vinculado às obras em andamento, em consonância com a legislação específica do setor elétrico. A partir de 01 de janeiro de 1999, a Companhia descontinuou esta prática e a partir de 01 de janeiro de 2002 a mesma deixou de ser praticada no setor elétrico brasileiro, em função de alteração das normas da ANEEL que disciplinavam esta matéria.

c) Passivos circulante e exigível a longo prazo

Os benefícios futuros a empregados (benefícios pós-emprego) são registrados com base em avaliação atuarial, pelo Método da Unidade de Crédito Projetada, e atualizados mensalmente pelos índices contratuais, no que se refere às obrigações já contratadas, e complementados pelos valores projetados atuarialmente (ver Nota 16);

os empréstimos e financiamentos e os encargos decorrentes, apropriados até a data do balanço, são atualizados pelas taxas de câmbio ou índices contratuais (ver Nota 11) e as demais obrigações são registradas pelos valores conhecidos ou calculáveis, acrescidos, quando aplicável, dos correspondentes encargos e variações monetárias incorridos.

d) Resultado do período

As receitas e despesas são registradas com observância do regime de competência dos exercícios.

e) Arrendamento mercantil

As operações de arrendamento mercantil existentes na Companhia não possuem valores relevantes e são reconhecidas diretamente no resultado, com base nas contraprestações contratuais (ver Nota 21).

Demonstrações financeiras consolidadas

São eliminados os investimentos da investidora no capital das investidas, bem como os saldos ativos e passivos e as receitas e despesas decorrentes de operações entre as companhias consolidadas.

Os componentes do ativo e passivo e as receitas e despesas da ITASA são consolidados na proporção da participação da Companhia em seu capital social, por se tratar de controle compartilhado (ver Nota 7-b).

Em face da alta proporção de participação da controladora nas demais sociedades controladas (ver Nota 7-b), não houve efeito da participação dos acionistas não controladores nas demonstrações financeiras consolidadas.

11.01 - NOTAS EXPLICATIVAS

NOTA 3 – TÍTULOS E VALORES MOBILIÁRIOS

	Controladora		Consolidado	
	2004	**2003**	**2004**	**2003**
Circulante				
Certificado de Depósito Bancário – CDB	295.606	247.115	440.035	290.285
Fundo de Investimentos Exclusivo	130.538	-	-	-
Letras Financeiras do Tesouro – LFT	43.033	26.531	167.666	28.425
Ajuste negativo de operações com swaps	-	-	(13.698)	-
Operações Compromissadas	33.925	21.978	33.925	21.978
Notas do Banco Central – NBC - E	23.776	-	23.776	-
	526.878	**295.624**	**651.704**	**340.688**
(-) Provisão para perdas em aplicações financeiras	(11.896)	-	(17.427)	-
	514.982	**295.624**	**634.277**	**340.688**
Longo Prazo				
Fundo de Investimentos Exclusivo	35.550	-	-	-
Certificado de Depósito Bancário – CDB	-	-	35.550	-
	35.550	-	**35.550**	-

Os títulos e valores mobiliários estão registrados ao custo acrescido dos rendimentos auferidos até 31.12.2004, cujos valores contábeis não excedem aos preços médios de mercado, podendo ser negociados independentemente de seus vencimentos, sem prejuízo dos rendimentos.

A Companhia possui, por meio do Fundo de Investimentos Exclusivo, CDBs e LFTs, ambos indexados ao CDI, e operações de swaps realizadas no mercado de balcão com registro e liquidação na Cetip, em que o Fundo fica ativo em câmbio e passivo em CDI.

As aplicações do Fundo de Investimentos Exclusivo estão consolidadas nas demonstrações financeiras e segregadas de acordo com a natureza de seus ativos.

Em face da intervenção, pelo Banco Central do Brasil, no Banco Santos S.A. ocorrida em 12.11.2004, causando incertezas sobre a possibilidade de resgate das aplicações em CDB que a Companhia e sua Controlada Companhia Energética Meridional – CEM possuem naquela Instituição Financeira, as Administrações da Companhia e da CEM decidiram constituir provisões equivalentes aos saldos das referidas aplicações, nos valores de R$ 11.896 e R$ 5.531, respectivamente.

NOTA 4 – CONSUMIDORES, CONCESSIONÁRIAS E PERMISSIONÁRIAS

	Controladora				
	2004				2003
	Vincendos	Vencidos		Total	Total
		até 90 dias	mais de 90 dias		
Circulante					
Consumidores livres	27.100	1.641	1.187	29.928	17.718
Concessionárias	167.246	-	-	167.246	162.821
Comercializadoras	38.903	1.152	1.110	41.165	14.243
Exportação	-	-	740	740	-
Transações no âmbito do MAE	150.603	-	11.947	162.550	196.183
	383.852	**2.793**	**14.984**	**401.629**	**390.965**
(-) Provisão para Créditos de Liquidação Duvidosa	(118.916)	-	(11.900)	(130.816)	(142.949)
	264.936	**2.793**	**3.084**	**270.813**	**248.016**
Longo prazo					
Transações no âmbito do MAE	14.920	-	-	14.920	23.246
	14.920	**-**	**-**	**14.920**	**23.246**

	Consolidado				
	2004				2003
	Vincendos	Vencidos		Total	Total
		até 90 dias	mais de 90 dias		
Circulante					
Consumidores livres	32.458	1.641	1.187	35.286	22.068
Concessionárias	170.250	-	-	170.250	163.044
Comercializadoras	38.262	1.152	1.110	40.524	14.243
Exportação	-	-	740	740	
Transações no âmbito do MAE	151.522	-	13.950	165.472	199.270
	392.492	**2.793**	**16.987**	**412.272**	**398.625**
(-) Provisão para Créditos de Liquidação Duvidosa	(119.596)	-	(12.029)	(131.625)	(143.720)
	272.896	**2.793**	**4.958**	**280.647**	**254.905**
Longo prazo					
Transações no âmbito do MAE	14.920	-	-	14.920	23.246
	14.920	**-**	**-**	**14.920**	**23.246**

11.01 - NOTAS EXPLICATIVAS

A energia elétrica fornecida a clientes enquadrados na categoria "Consumidores Livres" tem suas respectivas faturas com vencimento no dia 15 do mês subseqüente ao do fornecimento.

As faturas de suprimento a concessionárias são desdobradas em três parcelas iguais, com vencimento nos dias 15 e 25 do mês seguinte ao do suprimento e no dia 5 do segundo mês subseqüente.

Na controladora, o valor de R$ 11.947 vencido há mais de 90 dias refere-se a débito de agente inadimplente na 1ª liquidação do Mercado Atacadista de Energia Elétrica - MAE, realizada em 30.12.2002. Tal valor está sendo objeto de negociações bilaterais. Contudo, em razão das incertezas de recebimento do referido débito, a Administração da Companhia decidiu constituir, neste exercício, provisão para créditos de liquidação duvidosa, no valor de R$ 11.900, independentemente das ações aplicáveis ao caso.

Em setembro de 2003, a Companhia constituiu provisão, no valor de R$ 142.949, em virtude de incertezas quanto à realização de créditos decorrentes de transações ocorridas no âmbito do MAE no período de setembro de 2000 a setembro de 2002, cujos agentes devedores ingressaram com ações judiciais por discordarem da interpretação adotada por aquele órgão, relativamente às disposições do Despacho ANEEL nº 288, de 16.05.2002. No segundo semestre do presente exercício, houve desistência por parte de autores da ação impetrada, o que permitiu ao MAE ajustar os valores pendentes, resultando, para a Companhia, uma reversão de provisão no valor de R$ 24.033.

NOTA 5 - ATIVO FISCAL DIFERIDO

	Controladora				
	2004				2003
Natureza dos créditos	**Base de cálculo**	**Imposto de renda**	**Contribuição social**	**Total**	**Total**
Provisão para perdas UTE Jacuí	606.171	-	54.555	54.555	87.458
Remuneração das Imobilizações em Curso – RIC	249.105	33.433	-	33.433	33.433
Benefícios pós-emprego	150.929	37.732	13.584	51.316	46.405
Provisão para créditos de liquidação duvidosa	130.816	32.704	11.773	44.477	48.603
Provisão para contingências	108.419	27.105	9.757	36.862	31.377
Provisão para depreciação acelerada UTE William Arjona	35.214	8.803	3.169	11.972	7.245
Provisão para perdas com créditos de ICMS	32.977	8.244	2.968	11.212	54
Provisão para grandes manutenções	30.574	7.644	2.752	10.396	7.883
Provisão para perdas em aplicações financeiras	11.896	2.974	1.071	4.045	-
Participação de empregados nos lucros	6.500	1.625	585	2.210	2.961
Provisão bônus gerencial	4.000	1.000	360	1.360	1.190
Provisão aquisição energia elétrica	1.467	367	132	499	21.329
Provisão honorários advocatícios	606	151	55	206	198
Base negativa da contribuição social	143.699	-	12.933	12.933	17.609
		161.782	113.694	275.476	305.745
Classificação do ativo fiscal diferido:					
Circulante		70.256	24.088	94.344	114.154
Realizável a longo prazo		91.526	89.606	181.132	191.591
		161.782	113.694	275.476	305.745

11.01 - NOTAS EXPLICATIVAS

	Consolidado				
	2004				2003
Natureza dos créditos	**Base de cálculo**	**Imposto de renda**	**Contribuição social**	**Total**	**Total**
Provisão para perdas UTE Jacuí	606.171	-	54.555	54.555	87.458
Remuneração das Imobilizações em Curso – RIC	249.105	33.433	-	33.433	33.433
Benefícios pós-emprego	150.929	37.732	13.584	51.316	46.405
Provisão para créditos de liquidação duvidosa	131.625	32.906	11.846	44.752	48.866
Provisão para contingências	111.307	27.827	10.017	37.844	31.517
Provisão para depreciação acelerada UTE William Arjona	35.214	8.803	3.169	11.972	7.245
Provisão para perdas com créditos de ICMS	32.977	8.244	2.968	11.212	54
Provisão para grandes manutenções	30.709	7.678	2.764	10.442	8.007
Participação de empregados nos lucros	6.500	1.625	585	2.210	2.961
Provisão bônus gerencial	4.000	1.000	360	1.360	1.190
Provisão aquisição energia elétrica	1.467	367	132	499	21.329
Provisão honorários advocatícios	606	151	55	206	198
Provisão para perdas em aplicações financeiras	17.427	4.357	1.569	5.926	-
Outras provisões	-	-	-	-	5
Prejuízo fiscal	18.002	4.501	-	4.501	5.793
Base negativa da contribuição social	162.086	-	14.588	14.588	19.715
		168.624	**116.192**	**284.816**	**314.176**
Classificação do ativo fiscal diferido:					
Circulante		73.073	25.100	98.173	122.329
Realizável a longo prazo		95.551	91.092	186.643	191.847
		168.624	**116.192**	**284.816**	**314.176**

A realização dos ativos fiscais diferidos, oriundos das diferenças temporárias, dar-se-á pelo pagamento das provisões efetuadas ou, quando for o caso, pela realização das perdas provisionadas. No que se refere ao ativo fiscal diferido decorrente de prejuízos fiscais e base negativa da contribuição social, a realização dar-se-á pela compensação de suas bases, limitada a 30% dos lucros tributáveis nos exercícios subseqüentes.

Conforme mencionado na Nota 8-e, em junho de 2004 a Companhia transferiu 33,33% do empreendimento Jacuí à empresa Elétrica Jacuí S.A. – ELEJA e, no mês de maio de 2004, havia procedido à baixa de equipamentos vinculados ao projeto, os quais se tornaram imprestáveis ou obsoletos. Em decorrência destes fatos, houve reversão de parte da provisão para perdas econômicas, no valor de R$ 365.581. A realização do saldo da provisão para perdas econômicas da UTE Jacuí está baseada no pressuposto da conclusão do projeto. Nesta situação, a provisão realizar-se-á na proporção da depreciação do empreendimento, após sua entrada em operação. O valor do ativo fiscal diferido, já reconhecido contabilmente, refere-se à Contribuição sobre o Lucro Líquido e foi registrado em 1997. A Administração da Companhia está aguardando definições sobre pendências envolvendo o projeto, para reconhecer o Imposto de Renda diferido sobre a referida provisão, no valor de R$ 151.543, ocasião em que o total do ativo fiscal diferido será complementado, observando-se o limite de dez anos para a sua recuperação.

11.01 - NOTAS EXPLICATIVAS

Estudos técnicos de viabilidade, examinados pelo Conselho Fiscal e aprovados pelos órgãos de administração da Companhia e de suas controladas ITASA e CEM indicam que os ativos fiscais diferidos existentes em 31.12.2004 serão totalmente recuperados por lucros tributáveis futuros. Referidos estudos técnicos estão em consonância com a Instrução CVM nº 371, de 27.06.2002.

O horizonte de realização desses ativos e a sua recuperação através de geração de lucros tributáveis futuros foram estimados conforme abaixo:

Controladora

Natureza dos ativos	2005	2006	2007	2008	2009	Próximos 2 anos	Próximos 3 anos	Após 2014	Total
Provisão para perdas Jacuí	-	-	-	-	2.250	4.910	7.365	40.030	54.555
Remuneração das Imobilizações em Curso – RIC	3.343	3.343	3.343	3.343	3.344	6.687	10.030	-	33.433
Demais diferenças temporárias	33.284	11.406	6.293	18.459	19.334	84.920	859	-	174.555
Base negativa da contribuição social	10.800	2.133	-	-	-	-	-	-	12.933
Ativo fiscal diferido, registrado	**47.427**	**16.882**	**9.636**	**21.802**	**24.928**	**96.517**	**18.254**	**40.030**	**275.476**
Ativo fiscal diferido - Jacuí	-	-	-	-	7.440	16.235	24.352	103.516	151.543
Ativo fiscal diferido - RIC	-	-	-	-	-	-	-	28.843	28.843
	47.427	16.882	9.636	21.802	32.368	112.752	42.606	172.389	455.862

Consolidado

Natureza dos ativos	2005	2006	2007	2008	2009	Próximos 2 anos	Próximos 3 anos	Após 2014	Total
Provisão para perdas Jacuí	-	-	-	-	2.250	4.910	7.365	40.030	54.555
Remuneração das Imobilizações em Curso – RIC	3.343	3.343	3.343	3.343	3.344	6.687	10.030	-	33.433
Demais diferenças temporárias	33.532	11.749	6.376	20.423	19.605	85.195	859	-	177.739
Prejuízo fiscal	1.050	1.093	1.589	769	-	-	-	-	4.501
Base negativa da contribuição social	11.174	2.523	568	323	-	-	-	-	14.588
Ativo fiscal diferido, registrado	**49.099**	**18.708**	**11.876**	**24.858**	**25.199**	**96.792**	**18.254**	**40.030**	**284.816**
Ativo fiscal diferido - Jacuí	-	-	-	-	7.440	16.235	24.352	103.516	151.543
Ativo fiscal diferido - RIC	-	-	-	-	-	-	-	28.843	28.843
	49.099	18.708	11.876	24.858	32.639	113.027	42.606	172.389	465.202

A realização da RIC ocorre na proporção da depreciação dos respectivos ativos, cujo prazo, atualmente, ultraprassa 10 anos, resultando em ativo fiscal diferido não reconhecido, no valor de R$ 28.843 (R$ 32.244 em 31.12.2003), em observância à Instrução CVM nº 371/02.

11.01 - NOTAS EXPLICATIVAS

NOTA 6 – CONCILIAÇÃO DOS TRIBUTOS, NO RESULTADO

	Controladora			
	2004		2003	
	Contribuição social	Imposto de renda	Contribuição social	Imposto de renda
Resultado antes dos tributos	**827.469**	**827.469**	**607.645**	**607.645**
Diferenças permanentes				
Adições				
Amortização de ágio	-	6.746	-	6.746
Gratificação e 13° de dirigentes	-	999	-	1.505
Doações incentivadas	321	321	585	585
Doações indedutíveis	193	193	674	674
Outras despesas indedutíveis	913	913	493	527
Exclusões				
Equivalência patrimonial	(82.394)	(82.394)	(101.735)	(101.735)
Provisão para perdas UTE Jacuí	-	(365.581)	-	(6.101)
Remuneração das Imobilizações em Curso – RIC	-	(98.492)	-	(13.461)
Reversão de juros sobre o capital próprio	(255.000)	(255.000)	(234.000)	(234.000)
(=) Base de cálculo dos tributos no resultado	**491.502**	**35.174**	**273.662**	**262.385**
Alíquotas	9%	25%	9%	25%
(=) Contribuição social e imposto de renda	**(44.235)**	**(8.794)**	**(24.629)**	**(65.596)**
Incentivos fiscais	-	499	-	651
Adicional de 10% sobre lucro até R$ 20 mensais	-	24	-	24
Ajuste de base negativa da CSLL anterior a 1992	-		(1.074)	-
Outros	60	169	(18)	151
(=) Contrib. social e imposto renda no resultado	**(44.175)**	**(8.102)**	**(25.721)**	**(64.770)**
Composição dos tributos no resultado:				
Corrente	(10.910)	(20.085)	(39.609)	(113.839)
Diferido	(33.265)	11.983	13.888	49.069
	(44.175)	**(8.102)**	**(25.721)**	**(64.770)**

11.01 - NOTAS EXPLICATIVAS

	Consolidado			
	2004		2003	
	Contribuição social	**Imposto de renda**	**Contribuição social**	**Imposto de renda**
Resultado antes dos tributos	**861.035**	**861.035**	**660.504**	**660.504**
Diferenças permanentes				
Adições				
Equivalência patrimonial	-	-	254	254
Amortização de ágio	-	6.746	-	6.746
Gratificação e 13° de dirigentes	-	1.273	-	1.688
Doações incentivadas	521	521	585	585
Doações indedutíveis	858	858	674	674
Outras despesas indedutíveis	921	952	1.050	1.094
Exclusões				
Provisão para perdas UTE Jacuí	-	(365.581)	-	(6.101)
Remuneração das Imobilizações em Curso – RIC	-	(98.492)	-	(13.461)
Reversão de juros sobre o capital próprio	(255.000)	(255.000)	(234.000)	(234.000)
Ajuste de controlada tributada pelo lucro presumido	(3.433)	(4.424)	-	-
(=) Base de cálculo dos tributos no resultado	**604.902**	**147.888**	**429.067**	**417.983**
Alíquotas	9%	25%	9%	25%
(=) Contribuição social e imposto de renda	**(54.441)**	**(36.973)**	**(38.616)**	**(104.496)**
Incentivos fiscais	-	879	-	651
Adicional de 10% sobre lucro até R$ 20 mensais	-	94	-	59
Ajuste de base negativa da CSLL anterior a 1992	-	-	(1.074)	-
Reconhecimento de ativos fiscais diferidos de períodos anteriores	1.166	3.203	-	-
Outros	60	169	(18)	144
(=) Contrib. social e imposto renda no resultado	**(53.215)**	**(32.628)**	**(39.708)**	**(103.642)**
Composição dos tributos no resultado:				
Corrente	(20.201)	(45.269)	(49.498)	(141.309)
Diferido	(33.014)	12.641	9.790	37.667
	(53.215)	**(32.628)**	**(39.708)**	**(103.642)**

NOTA 7 – INVESTIMENTOS

a) Composição

	Controladora		Consolidado	
	2004	2003	2004	2003
Participações societárias permanentes avaliadas pelo método de equivalência patrimonial				
Itá Energética S.A. – ITASA				
Equivalência patrimonial	255.327	248.691	-	-
Dividendos propostos	(1.576)	-	-	-
Ágio	12.587	14.875	12.587	14.875
	266.338	**263.566**	**12.587**	**14.875**
Companhia Energética Meridional – CEM				
Equivalência patrimonial	295.785	279.778	-	-
Reversão/Dividendos propostos	52.778	(52.778)	-	-
Ágio	35.662	40.120	35.662	40.120
	384.225	**267.120**	**35.662**	**40.120**
Delta Energética S. A.				
Equivalência patrimonial	**7**	**10**	-	-
Tractebel Energia Comercializadora Ltda.				
Equivalência patrimonial	**1.423**	**10**	-	-
Lages Bioenergética Ltda.				
Equivalência patrimonial	37.067	30.530	-	-
Dividendos propostos	(6.537)	-	-	-
	30.530	**30.530**		
	682.523	**561.236**	**48.249**	**54.995**
Participações societárias permanentes avaliadas pelo custo de aquisição				
Câmara de Comercialização de Energia Elétrica				
Quota de participação	**3**	**3**	**3**	**3**
	682.526	**561.239**	**48.252**	**54.998**
Bens e direitos de uso futuro e destinados à alienação	**1.742**	**1.742**	**1.742**	**1.742**
Outros investimentos	**371**	**121**	**371**	**121**
	684.639	**563.102**	**50.365**	**56.861**

11.01 - NOTAS EXPLICATIVAS

b) Participações societárias permanentes

b.1 – Itá Energética S.A. – ITASA (controlada em conjunto)

As ações representativas do capital social da ITASA são detidas pela Tractebel Energia, Companhia Siderúrgica Nacional – CSN e Companhia de Cimento Itambé, na proporção de 48,75%, 48,75% e 2,50%, respectivamente.

A ITASA tem como objetivo a exploração da Usina Hidrelétrica Itá em parceria, através de consórcio, mediante concessão outorgada pela União Federal por intermédio da Agência Nacional de Energia Elétrica – ANEEL. O empreendimento está situado no Rio Uruguai, na divisa dos Estados de Santa Catarina e do Rio Grande do Sul, entre os Municípios de Itá (SC) e Aratiba (RS) e possui capacidade instalada de 1.450 MW, proveniente de 5 grupos geradores de 290 MW, tendo a última unidade entrado em operação em março de 2001.

Nos termos do Contrato de Consórcio, a ITASA tem direito a 60,5% de 668 MW médios, que correspondem à Energia Assegurada da UHE Itá.

As informações pertinentes à participação na controlada em conjunto estão demonstradas a seguir:

	2004	2003
Quantidade de ações ordinárias do capital social	520.219.172	520.219.172
Quantidade de ações ordinárias de propriedade da Tractebel Energia	253.606.840	253.606.840
Participação %	48,750	48,750
Capital social	426.300	426.300
Patrimônio líquido	520.516	510.136
Resultado do exercício	13.613	15.079
Investimento:		
Equivalência patrimonial	255.327	248.691
Ágio	12.587	14.875
Resultado de equivalência patrimonial	6.636	7.097

O ágio na aquisição do investimento tem fundamento econômico na expectativa de resultados futuros e está sendo amortizado pelo prazo de 10 anos.

A determinação do ágio teve por base fluxo de caixa calculado por instituição financeira especializada, com as premissas indicadas ao contexto da investida, projetado para o período de concessão, admitindo-se uma renovação da concessão ao seu término, conforme faculta o respectivo Contrato de Concessão.

A avaliação considerou a relação de *debt/equity* de 50/50 para a implementação do projeto Itá, utilizando-se taxas de desconto de 11,0% para capital de terceiros e de 11,5% para capital próprio.

O ágio amortizado no exercício foi de R$ 2.288 (R$ 2.289 em 2003).

11.01 - NOTAS EXPLICATIVAS

Os principais grupos do ativo, passivo e resultado da controlada em conjunto estão demonstrados a seguir, os quais foram consolidados na proporção dos investimentos da Companhia no capital social da controlada:

ATIVO	2004	2003
Circulante	54.885	150.252
Realizável a longo prazo	13.942	7.813
Permanente	1.105.752	1.147.189
	1.174.579	**1.305.254**
PASSIVO		
Circulante	108.855	192.856
Exigível a longo prazo	545.208	602.262
Patrimônio líquido	520.516	510.136
	1.174.579	**1.305.254**
RESULTADO		
Receitas operacionais brutas	322.630	363.003
Deduções da receita operacional	(28.546)	(16.872)
Receitas líquidas de vendas	**294.084**	**346.131**
CUSTOS DE ENERGIA ELÉTRICA		
Energia elétrica comprada para revenda	(93.870)	(112.325)
Custo de produção de energia elétrica	(52.862)	(46.996)
	(146.732)	**(159.321)**
LUCRO BRUTO	**147.352**	**186.810**
DESPESAS OPERACIONAIS		
Despesas com vendas	(22.469)	(18.792)
Despesas gerais e administrativas	(19.309)	(21.606)
	(41.778)	**(40.398)**
Resultado do serviço	**105.574**	**146.412**
Despesas financeiras líquidas	**(98.440)**	**(123.119)**
RESULTADO OPERACIONAL	**7.134**	**23.293**
RESULTADO NÃO OPERACIONAL	**(1)**	**233**
RESULTADO ANTES DOS TRIBUTOS	**7.133**	**23.526**
Imposto de renda e contribuição social	6.480	(8.447)
LUCRO LÍQUIDO DO EXERCÍCIO	**13.613**	**15.079**

b.2 – Companhia Energética Meridional – CEM (controlada)

A CEM detém a concessão da Usina Hidrelétrica Cana Brava, localizada no Rio Tocantins, norte do Estado de Goiás, com capacidade instalada de 450 MW e 273,4 MW médios de energia assegurada. A concessão para construção e exploração do empreendimento tem prazo de vigência de 35 anos, a partir de 27.08.1998.

As informações pertinentes à participação na controlada estão demonstradas a seguir:

	2004			2003
	Ações		Total	Total
	Ordinárias	Preferenciais		
Quantidade de ações do capital social	79.063.566	146.107.126	225.170.692	225.170.692
Quantidade de ações de propriedade da Tractebel Energia	79.063.562	146.107.126	225.170.688	225.170.688
Participação %	99,99	100,00	99,99	99,99
Capital social	78.748	145.474	224.222	224.222
Patrimônio líquido	-	-	348.563	227.000
Resultado do exercício	-	-	68.785	94.638
Investimento:				
Equivalência patrimonial	-	-	295.785	227.000
Ágio	-	-	35.662	40.120
Resultado de equivalência patrimonial	-	-	68.785	94.638

O ágio na aquisição do controle acionário tem fundamento econômico na expectativa de resultado futuro e está sendo amortizado pelo prazo de 10 anos, a partir de janeiro de 2003.

A determinação do ágio teve por base fluxo de caixa calculado por instituição financeira especializada, com premissas indicadas ao contexto da investida, projetado para 35 anos, prazo de concessão da usina, ajustado a valor presente com taxa de desconto de 14% a.a..

A avaliação levou em consideração a relação *debt/equity* de 70/30 para a construção da usina. Parte do ágio está associada aos bônus de subscrição adquiridos na transação, que estão sendo utilizados para aporte de capital durante a fase pré-operacional da investida.

O ágio amortizado no exercício foi de R$ 4.458 (R$ 4.457 em 2003).

b.3 – Delta Energética S. A. (Controlada)

A Companhia detém 9.999 das 10.000 ações que compõem o capital social da Delta. Esta controlada foi constituída em 31.10.2001, sob a denominação de Delta Participações S.A. e em 26.04.2004 teve a sua denominação social alterada para Delta Energética S.A. A controlada não exerceu atividades até o presente momento.

b.4 – Tractebel Energia Comercializadora Ltda. (Controlada)

O capital social, em 31.12.2004, é de R$ 1.000, representado por 1.000.000 quotas de capital, das quais a Companhia possui 999.999.

As informações pertinentes à participação na controlada estão demonstradas a seguir:

	2004	2003
Quotas que compõem o capital social	1.000.000	26.000
Quotas de propriedade da Tractebel Energia	999.999	25.999
Participação %	99,99	99,99
Capital social	1.000	26
Patrimônio líquido	1.423	10
Resultado do exercício	439	-
Investimento:		
Equivalência patrimonial	1.423	10
Resultado de equivalência patrimonial	439	-

b.5 – Lages Bioenergética Ltda. (Controlada)

Sociedade constituída em 26.06.2002, tendo recebido autorização da Agência Nacional de Energia Elétrica – ANEEL, em 30.10.2002, para estabelecer-se como Produtor Independente, mediante a implantação da central geradora termelétrica Lages, localizada no Município de Lages – SC, com um turbogerador a vapor de 28 MW, utilizando resíduos de madeira como combustível. A unidade de cogeração possui um sistema de transmissão de interesse restrito, composto de uma subestação com transformador de 31.250 kVA – 13,8/138 kV e de uma linha de transmissão de 138 kV, em circuito simples, de aproximadamente 5 km de extensão. A autorização para implantação e exploração do empreendimento tem prazo de 30 anos, a contar de 30.10.2002. As obras do empreendimento iniciaram em janeiro de 2003 com previsão de conclusão para abril de 2004, contudo, o cronograma foi antecipado e sua conclusão ocorreu em 16.12.2003. A Agência Nacional de Energia Elétrica – ANEEL, através do Despacho nº 990, de 19.12.2003, liberou o inicio da operação comercial da central geradora a partir do dia 23.12.2003.

As informações pertinentes à participação na controlada estão demonstradas a seguir:

	2004	2003
Quotas que compõem o capital social	30.529.984	30.529.984
Quotas de propriedade da Tractebel Energia	30.529.983	30.529.983
Participação %	99,99	99,99
Capital social	30.530	30.530
Patrimônio líquido	37.067	30.530
Resultado do exercício	6.537	-
Investimento:		
Equivalência patrimonial	37.067	30.530
Resultado de equivalência patrimonial	6.537	-

NOTA 8 – ATIVO IMOBILIZADO

a) Composição

	Consolidado					
	2004				2003	
	Taxas médias de depreciação	Custo corrigido	Depreciação amortização acumulada	Valor líquido	Valor líquido	Empresa
Imobilizações em Serviço						
Intangível						
Direito de exploração UHE Cana Brava	3,2	88.664	(6.950)	81.714	84.560	CEM
Tangível						
Geração Hidráulica						
UHE Salto Santiago	2,5	638.767	(459.991)	178.776	194.146	Controladora
UHE Salto Osório	2,8	288.901	(224.268)	64.633	72.455	Controladora
UHE Passo Fundo	2,5	123.257	(86.858)	36.399	39.063	Controladora
UHE Itá (em consórcio)	2,3	1.779.329	(178.581)	1.600.748	1.641.381	Controladora/ Itasa
UHE Machadinho (em consórcio)	2,4	178.888	(11.468)	167.420	171.017	Controladora
UHE Cana Brava	2,5	869.322	(50.702)	818.620	838.288	CEM
		3.878.464	(1.011.868)	2.866.596	2.956.350	
Geração Térmica						
Complexo Jorge Lacerda	4,3	2.453.365	(1.097.029)	1.356.336	1.426.305	Controladora
UTE Charqueadas	4,4	55.006	(47.007)	7.999	9.179	Controladora
UTE Alegrete	4,1	8.101	(7.169)	932	879	Controladora
UTE William Arjona	4,3	139.900	(27.370)	112.530	132.145	Controladora
Unidade de Cogeração Lages	4,3	57.843	(2.324)	55.519	-	Lages
		2.714.215	(1.180.899)	1.533.316	1.568.508	
Sistema de Comunicação	6,1	1.102	(433)	669	788	Consolidado
Equipamentos Gerais e Outros	10,0	31.388	(17.101)	14.287	14.791	Consolidado
Total das imobilizações em serviço		6.713.833	(2.217.251)	4.496.582	4.624.997	

11.01 - NOTAS EXPLICATIVAS

Total das imobilizações em serviço	6.713.833	(2.217.251)	4.496.582	4.624.997	
Imobilizações em Curso					
Geração Hidráulica					
UHE Itá (custos retardatários)	5.471	-	5.471	5.987	Controladora/ Itasa
UHE Machadinho (custos retardatários)	-	-	-	1.090	Controladora
UHE Cana Brava	1.602	-	1.602	2.132	CEM
UHE S. Santiago (obra de adição)	17.394	-	17.394	238	Controladora
Outros	194	-	194	1.473	Controladora
	24.661	-	**24.661**	**10.920**	
Geração Térmica					
UTE Jacuí	52.320	-	52.320	83.314	Controladora
UTE J. Lacerda (obra de adição)	7.680	-	7.680	20.720	Controladora
UTE Charqueadas (obra de adição)	421	-	421	636	Controladora
Unidade de cogeração Lages	9.646	-	9.646	61.052	Lages
Outros	15	-	15	199	Controladora
	70.082	-	**70.082**	**165.921**	
Equipamentos Gerais e Outros	**1.794**	-	**1.794**	**3.846**	Controladora
Total das imobilizações em curso	**96.537**	-	**96.537**	**180.687**	
Total das imobilizações	**6.810.370**	**(2.217.251)**	**4.593.119**	**4.805.684**	
Obrigações Especiais	(56.689)	-	(56.689)	(56.689)	Controladora/ Lages
Total do ativo imobilizado	6.753.681	(2.217.251)	4.536.430	4.748.995	

b) Mutação do ativo imobilizado

	Controladora					
	2004			2003		
	Em serviço	Em Curso	Total	Em Serviço	Em Curso	Total
Saldo no início dos exercícios	**3.202.847**	**112.591**	**3.315.438**	**3.352.645**	**125.279**	**3.477.924**
Aquisições	-	29.926	29.926	-	17.212	17.212
Encargos Financeiros e ajustes de obrigações vinculadas a obras	-	(3.116)	(3.116)	-	336	336
Transferências	27.810	(27.810)	-	34.703	(34.703)	-
Depreciação	(175.974)	-	(175.974)	(182.543)	-	(182.543)
Reversão de Remun. das Imob.em Curso – RIC - UTE Jacuí	-	-	-	-	6.100	6.100
Baixas	(172)	(31.380)	(31.552)	(1.958)	(1.633)	(3.591)
	3.054.511	**80.211**	**3.134.722**	**3.202.847**	**112.591**	**3.315.438**
Obrigações Especiais	(56.564)	-	(56.564)	(56.564)	-	(56.564)
Saldo no final dos exercícios	**2.997.947**	**80.211**	**3.078.158**	**3.146.283**	**112.591**	**3.258.874**

11.01 - NOTAS EXPLICATIVAS

	Consolidado					
	2004			2003		
	Em serviço	Em Curso	Total	Em Serviço	Em Curso	Total
Saldo no início dos exercícios	**4.624.997**	**180.687**	**4.805.684**	**4.791.392**	**137.809**	**4.929.201**
Aquisições	-	38.016	38.016	-	92.450	92.450
Encargos financeiros de dívidas, líquidos	-	(48)	(48)	-	856	856
Encargos Financeiros e ajustes de obrigações vinculadas a obras	-	(3.116)	(3.116)	-	336	336
Transferências	87.516	(87.516)	-	55.033	(55.033)	-
Depreciação	(215.716)	-	(215.716)	(219.462)	-	(219.462)
Reversão de Remun. das Imob.em Curso – RIC - UTE Jacuí	-	-	-	-	6.100	6.100
Baixas	(215)	(31.486)	(31.701)	(1.966)	(1.831)	(3.797)
	4.496.582	**96.537**	**4.593.119**	**4.624.997**	**180.687**	**4.805.684**
Obrigações Especiais	(56.689)	-	(56.689)	(56.689)	-	(56.689)
Saldo no final dos exercícios	**4.439.893**	**96.537**	**4.536.430**	**4.568.308**	**180.687**	**4.748.995**

c) Obrigações especiais

Referem-se a obrigações vinculadas ao serviço público de energia elétrica e representam os valores aplicados nos empreendimentos sob concessão, com recursos da União e de doações não condicionadas a qualquer retorno a favor do doador. A quitação dessas obrigações dar-se-á no vencimento das respectivas concessões, estabelecido pelo Poder Concedente. A composição destas obrigações é a seguinte:

	Controladora		Consolidado	
	2004	2003	2004	2003
Doações e subvenções destinadas a investimentos	47.937	47.937	48.062	48.062
Reversão e amortização	2.230	2.230	2.230	2.230
Participação da União	3.758	3.758	3.758	3.758
Outras	2.639	2.639	2.639	2.639
	56.564	56.564	56.689	56.689

d) Concessões e autorizações do Órgão Regulador

A Companhia e suas controladas possuem as seguintes concessões e autorizações para exploração de energia elétrica:

	Detentora da Concessão ou Autorização	Capacidade Instalada MW	Data do ato	Vencimento
I – Concessões				
UHE Salto Santiago	Controladora	1.420	28.09.1998	28.09.2028
UHE Salto Osório	Controladora	1.078	28.09.1998	28.09.2028
UHE Passo Fundo	Controladora	226	28.09.1998	28.09.2028
UHE Itá	Controladora/ITASA	1.450	28.12.1995	16.10.2030
UHE Machadinho	Controladora	1.140	15.07.1997	15.07.2032
UHE Cana Brava	CEM	450	27.08.1998	27.08.2033
II–Autorizações				
Complexo Jorge Lacerda	Controladora	857	25.09.1998	28.09.2028
UTE Charqueadas	Controladora	72	25.09.1998	28.09.2028
UTE Alegrete	Controladora	66	25.09.1998	28.09.2028
UTE William Arjona	Controladora	190	02.06.2000	28.04.2029
UTE Jacuí	Controladora	350	07.02.2002	07.02.2032
UTE Lages	Lages Bioenergética	28	30.10.2002	30.10.2032

A concessão pertinente à UHE Itá está compartilhada com a controlada em conjunto Itá Energética S.A. – ITASA (ver Nota 7-b.1).

A concessão da UHE Machadinho está compartilhada com outros concessionários que compõem o Consórcio Machadinho, do qual a Companhia é a líder e detém participação de 16,94%.

e) Usina Termelétrica Jacuí

Em 12.03.1999 a Companhia, cumprindo exigências do Edital de Privatização, comunicou à Agência Nacional de Energia Elétrica – ANEEL a sua intenção de concluir a obra da UTE Jacuí, recebendo, daquela agência reguladora, autorização para a implantação do projeto.

Desde então, a Companhia vem envidando todos os esforços no sentido de viabilizar o empreendimento. Entretanto, diversos fatores associados à regulamentação, contratação da energia elétrica a ser gerada, contratação de EPC, dentre outros, vinham impondo grandes dificuldades para a viabilidade do empreendimento exclusivamente pela Companhia, o que fez com que outras soluções alternativas fossem analisadas.

11.01 - NOTAS EXPLICATIVAS

Desta forma, no mês de junho de 2004 a Companhia, no contexto de uma parceria estratégica, transferiu 33,33% do empreendimento à empresa Elétrica Jacuí S.A. – ELEJA, por R$ 29.000, nos termos do Contrato de Transferência de Participação em Empreendimento firmado entre as partes. A ELEJA é uma SPE constituída pela Riomaggiore Mineração Ltda., com a finalidade específica de conclusão do projeto. A transferência incluiu direitos, licenças, autorizações, projetos, estudos, desenhos, plantas e documentos, livros e inscrições fiscais, além de bens, terrenos, equipamentos, construções civis e outras instalações, que constituem parte substancial do acervo necessário e/ou adequado à implantação do empreendimento, localizado no Município de Charqueadas, Estado do Rio Grande do Sul.

No mês de maio de 2004, a Companhia, fundamentada em laudo emitido por empresas especializadas, havia procedido à baixa de bens vinculados ao projeto Jacuí que se tornaram imprestáveis ou obsoletos. Os bens baixados foram doados ao Centro de Tecnologia em Automação e Informática – CTAI, órgão vinculado ao SENAI/SC, e serão utilizados para treinamento em seus cursos profissionalizantes.

Os valores associados aos ativos baixados, em decorrência dos fatos acima informados, são os seguintes:

	Obsolescência	Alienação	Total
Custo bruto	77.258	402.036	479.294
RIC	(13.650)	(71.241)	(84.891)
Sub-total	63.608	330.795	394.403
Reversão de provisão	(62.541)	(303.040)	(365.581)
Valor contábil líquido	**1.067**	**27.755**	**28.822**

f) Indisponibilidade dos bens

De acordo com os artigos 63 e 64 do Decreto nº 41.019, de 26 de fevereiro de 1957, os bens e instalações utilizados na produção, transmissão, distribuição, inclusive comercialização de energia elétrica, são vinculados a esses serviços, não podendo ser retirados, alienados, cedidos ou dados em garantia hipotecária sem a prévia e expressa autorização do Órgão Regulador. A Resolução ANEEL nº 20/99 regulamenta a desvinculação de bens das concessões do Serviço Público de Energia Elétrica, concedendo autorização prévia para desvinculação de bens inservíveis à concessão, quando destinados à alienação, determinando que o produto das alienações seja depositado em conta bancária vinculada para aplicação na concessão.

g) Bens da União utilizados pela Companhia

A Companhia exerce a posse e opera a Usina Termelétrica Alegrete, composta de duas unidades geradoras com capacidade total de 66 MW e uma vila residencial com 15 casas, localizada no Município de Alegrete – RS, de titularidade da União e cedida em regime especial de utilização.

NOTA 9 – UNIDADES 4 E 5 DA UTE WILLIAM ARJONA

As unidades geradoras 4 e 5 da usina termelétrica William Arjona, com potência total de 70 MW, utilizam gás natural para geração de energia elétrica e foram implantadas com o objetivo específico de atender a Comercializadora Brasileira de Energia Emergencial – CBEE, sob a regência do Contrato de Suprimento de Energia Elétrica firmado em 10.01.2002, com vigência até 31.12.2004.

A Administração da Companhia vinha considerando a possibilidade de desativar tais unidades geradoras no final do contrato com a CBEE. Em linha com esta possibilidade, a Companhia amortizou o valor econômico destes ativos no período de sua utilização, atingindo um valor residual, em 31.12.2004, de R$ 68.485, que é compatível com o valor estimado de alienação, para o caso desta hipótese vir a se confirmar.

Neste contexto, está sendo reconhecido o valor de R$ 13.906 no resultado deste exercício, que somado às amortizações relativas a 2002 e 2003 totaliza R$ 35.214. Estes valores foram considerados "diferenças temporárias", para fins fiscais.

Em 26 de outubro de 2004 a Administração da Companhia comunicou à Assessoria do Ministério de Minas e Energia que, após o término do contrato com a CBEE, as referidas unidades geradoras serão mantidas e estarão à disposição para operação centralizada, de acordo com as normas e procedimentos do Operador Nacional do Sistema – ONS, a partir de 1° de janeiro de 2005, nas mesmas condições das unidades 1, 2 e 3.

Desta forma, o processo de depreciação será continuado sem, contudo, afetar os resultados futuros, porquanto, concomitantemente com a depreciação, será revertida a amortização acelerada ocorrida ao longo do contrato com a CBEE.

NOTA 10 – FORNECEDORES

	Controladora		Consolidado	
	2004	**2003**	**2004**	**2003**
Energia elétrica	65.704	54.757	26.909	22.246
Combustíveis fósseis	37.445	31.843	37.445	31.843
Materiais e serviços	36.440	21.638	52.932	34.419
	139.589	**108.238**	**117.286**	**88.508**

11.01 - NOTAS EXPLICATIVAS

AS NOTAS EXPLICATIVAS Nº 11 A 27 CONTINUAM NO QUADRO 09.01 – PARECER DOS AUDITORES INDEPENDENTE, EM VIRTUDE DA LIMITAÇÃO DE ESPAÇO DESTE APLICATIVO.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

ÍNDICE